Exhibit 2.1

DATED 11 November 2020

COTY INC.,

COTY INTERNATIONAL B.V.,

WAVES UK DIVESTCO LIMITED

and

RAINBOW UK BIDCO LIMITED

AMENDED & RESTATED

SEPARATION AGREEMENT

CONTENTS

1.	INTERPRETATION	1
2.	SEPARATION	19
3.	DAY 1 OPERATING MODEL AND DELAYED TRANSFERS	24
4.	AUSTRALIAN, BRAZILIAN, FRENCH AND DUTCH BUSINESSES	30
5.	TRANSFER OF ASSETS AND LIABILITIES	31
6.	GUARANTEES AND INDEMNITIES	39
7.	INTERCOMPANY CONTRACTS	40
8.	HEDGING	41
9.	FACTORING ARRANGEMENTS	41
10.	CME JOINT VENTURE	42
11.	RIGHT TO USE GLOBAL DOCUMENTS	42
12.	DIVESTCO GROUP CORPORATE CHANGES	42
13.	PRODUCT RECALLS	42
14.	SHARED ASSETS	43
15.	EMPLOYMENT MATTERS	46
16.	TAX MATTERS	57
17.	IP MATTERS	59
18.	TRANSITIONAL PERIOD	59
19.	DATA ACCESS AND DATA PROTECTION	68
20.	THIRD PARTY CLAIMS	71
21.	ONGOING MATTERS	73
22.	SELLER PARENT GUARANTEE	74
23.	GOVERNANCE	75
24.	SEPARATION COOPERATION	76
25.	SEPARATION AGREEMENT PREVAILS	77
26.	TERMINATION	78
27.	WARRANTIES	78
28.	LIMITATION OF LIABILITY	78
29.	CONFIDENTIALITY	80
30.	COSTS AND EXPENSES	80
31.	VALUE ADDED TAX	80
32.	PAYMENTS	81
33.	DISPUTE RESOLUTION	81
34.	ASSIGNMENT	82
35.	ENTIRE AGREEMENT	83
36.	FURTHER ASSURANCE	83
37.	RELATIONSHIP BETWEEN THE PARTIES	83
38.	BUSINESS CONTRACT TERMS (ASSIGNMENT OF RECEIVABLES) REGULATIONS 2018	84
39.	VARIATION	84
40.	WAIVER	84
41.	INVALIDITY	84
42.	THIRD PARTY RIGHTS AND NO RECOURSE	84
43.	NOTICES	85
44.	COUNTERPARTS	86
45.	GOVERNING LAW AND ARBITRATION	86

i

THIS AGREEMENT is made on 11 November 2020.

BETWEEN:

(1)	COTY INC., a Delaware corporation whose registered office is at 350 Fifth Avenue, New York, NY 10118, United States (the “Seller Parent”);

(2)

COTY INTERNATIONAL B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its official seat in Amsterdam and its registered office address at Buitenveldertselaan 3, 1082 VA Amsterdam, the Netherlands and is registered with the trade register of the Dutch Chamber of Commerce under number 75592932 (the “Seller”);

(3)

WAVES UK DIVESTCO LIMITED, a company incorporated in England and Wales with registered number 12625660 whose registered office is at C/O Coty UK, 5 St George’s Road, Wimbledon, London SW19 4DR, United Kingdom (the “Company”); and

(4)

RAINBOW UK BIDCO LIMITED, a company incorporated in England and Wales with registered number 12628284 whose registered office is at 11th Floor 200 Aldersgate Street, London EC1A 4HD, United Kingdom (the “Purchaser”).

WHEREAS:

(A)	The Seller Parent, Coty International Holding, B.V. (the “Original Seller”) and the Purchaser entered into the original separation agreement, dated 1 June 2020 (the “Original Agreement”).

(B)

On or around the date of this Agreement, the parties and the Original Seller entered into a novation deed (“Novation Deed”) for the novation of all the rights and obligations of the Original Seller to the Seller from the Effective Date (as defined therein).

(C)	The parties desire to enter into this Agreement to amend and restate, in its entirety, the Original Agreement.

(D)

On the Original Agreement Date, the Seller Parent, the Original Seller and the Purchaser entered into a sale and purchase agreement, pursuant to which the Purchaser agreed to purchase from the Seller the entire issued share capital of the Company (the “Acquisition”), as further described in the SPA.

(E)	As at the Original Agreement Date, the Company was a wholly-owned subsidiary of Seller, and the Seller’s Group carried on the RemainCo Business and the DivestCo Business.

(F)

This Agreement sets out the terms on which: (1) the DivestCo Business shall be transferred to the DivestCo Group; and (2) the Company shall directly or indirectly acquire each member of the DivestCo Group (other than itself).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement, unless the context requires otherwise:

“Accounts Payable” means in respect of a Business, the trade and other debts due and owing to a third party by any member of the Seller’s Group in connection with the Business immediately prior to the Separation Effective Time, or which become due and owing after the Separation Effective Time on account of the payment of goods acquired or services received in connection with the Business prior to the Separation Effective Time, together with any interest payable on those debts;

“Accounts Receivable” means in respect of a Business, the trade and other debts due and owing to the Seller or any member of the Seller’s Group by a third party in connection with the Business immediately prior to the Separation Effective Time, or which become due and owing after the Separation Effective Time on account of the payment of goods supplied or services performed in connection with the Business prior to the Separation Effective Time, together with any interest payable on those debts and the benefit of all guarantees, indemnities, security and other rights relating to those debts, and shall include any customer loan receivables, trade terms, listing fees, rebates, sales returns, coupons, accruals and accrued income;

“Acquisition” has the meaning given in Recital (B);

“Active Claims” means:

(a)	each Pre-Coty Claim in respect of which the Seller has given notice under Clause 20.3;

(b)	each Third Party Claim;

(c)	each Indemnity Claim;

(d)	each Pre-Completion Claim; and

(e)	the German Inventorship Claim;

“Actual Realisation” (and the correlative term “Actually Realises”) means, with respect to a Relief, either (i) the receipt by any party (or any member of such party’s Group) of cash from a Taxation Authority reflecting such Relief or (ii) the application of such Relief to reduce any cash payments with respect to Taxes which that party would have otherwise made without regard to such Relief;

“Additional Criteria” has the meaning given to it in Clause 2.3(b);

“Affiliate” of any person means any person who or which, directly or indirectly, controls, or is controlled by, or is under common control with such person, and “control” (together with its correlative meanings, “controlled by” and “under common control with”) means, with respect to any other person, the possession, directly or indirectly, of power to direct or cause the direction of management or policies of such person (through ownership of voting securities or other ownership interests, by contract or otherwise);

“Agreed Form TSA” means the draft transitional services agreement (excluding services schedule) in the agreed terms or as otherwise approved by the Separation Committee;

“Agreement” means this agreement;

“Assets” means:

(a)

in respect of a DivestCo Business, all of the property, rights and assets owned, used, leased or subleased by a member of the Seller’s Group immediately prior to the Separation Effective Time exclusively or predominantly in connection with or exclusively or predominantly for the benefit of the relevant DivestCo Business and the Specified OPI Media Insurance Policy (on and subject to its terms) (the “DivestCo Assets”); or

(b)

in respect of the RemainCo Business, all property, rights and assets owned, used, leased or subleased by a member of the Seller’s Group immediately prior to the Separation Effective Time, other than the DivestCo Assets, whether in connection with or for the benefit of the RemainCo Business or otherwise (the “RemainCo Assets”), in each case:

(c)

including all Authorisations, Goodwill, the benefit (subject to the burden) of the Contracts, Properties, Fixed Assets, Loose Plant, Tooling, Domain Names and Social Media Properties, Stock, IT Systems, Business IP Assets, the Business Claims, Books and Records, and all rights as contemplated by the Transaction Documents on and subject to the terms of the Transaction Documents; and

(d)	excluding the Excluded Assets;

“Authorisations” means:

(a)

in respect of the DivestCo Business, any licence, approval, authorisation, permission, concession, notification, waiver, order or exemption which is issued or granted under applicable laws or regulations exclusively or predominantly in connection with or exclusively or predominantly for the benefit of the DivestCo Business; and

(b)

in respect of the RemainCo Business, any other licence, approval, authorisation, permission, concession, notification, waiver, order or exemption which is issued or granted under applicable laws or regulations, save for those set out in paragraph (a) of this definition;

“Books and Records” means:

(a)

in respect of a DivestCo Business, all corporate or statutory books, records, information, documents and other material (however recorded) relating to a DivestCo Group member (such as corporate registers and records) or exclusively or predominantly to the DivestCo Business owned or otherwise held by a Seller’s Group member immediately prior to the Separation Effective Time; and

(b)

in respect of the RemainCo Business, all other corporate or statutory books, records, information, documents and other materials (however recorded) owned or otherwise held by a Seller’s Group member, save for those referred to in paragraph (a) of this definition;

“Brands” means each of the brands set out in Schedule 3;

“Brazil Business” means the Brazilian professional beauty and Wella retail hair businesses conducted by the Seller’s Group prior to the Separation Effective Time, which develop, manufacture and sell professional beauty products under the Brands specified in Schedule 3 in respect of it (excluding the Excluded Brands), excluding the Senador Canedo manufacturing operations;

“Brazil Term Sheet” means the term sheet in the agreed terms relating to the Separation of the Brazil Business;

“Businesses” means each DivestCo Business and the RemainCo Business, and “Business” means any one of them;

“Business Claims” means:

(a)

in respect of a DivestCo Business, the benefit of all rights, claims and causes of action against any person arising exclusively or predominantly in connection with or exclusively or predominantly for the benefit of the Business by the Seller’s Group, prior to the Separation Effective Time; and

(b)

in respect of the RemainCo Business, the benefit of any other rights, claims and causes of action of the Seller’s Group arising against any person prior to the Separation Effective Time, save for those referred to in paragraph (a) of this definition, in each case excluding rights and claims to the extent they relate to any of the Excluded Assets;

“Business Day” has the meaning given to it in the SPA;

“Business IP Assets” means:

(a)

in respect of the DivestCo Business, all Intellectual Property Rights owned by a member of the Seller’s Group immediately prior to the Separation Effective Time exclusively or predominantly in connection with or exclusively or predominantly for the benefit of one or more of the relevant DivestCo Businesses including without limitation: (i) those Intellectual Property Rights specified in the IPR Allocation Matrix, and (ii) any rights in the product named “NAILPLEX”; and

(b)

in respect of the RemainCo Business, all other Intellectual Property Rights owned by any Seller’s Group member immediately prior to the Separation Effective Time, save for those referred to in paragraph (a) of this definition, in each case excluding the Excluded Assets;

“Carve-Out Pre-Completion Documents” means those documents specified as such in Schedule 5;

“Carve-Outs” means the Forward Carve-Outs and the Reverse Carve-Outs;

“Chair” has the meaning given to it in Clause 23.5;

“CoC Approval” has the meaning given to it in Clause 5.8(b);

“Code” means the Internal Revenue Code of 1986, as amended;

“Collective Agreement” means any collective bargaining agreement, works council agreement or any agreement with any Employee Representative which is applicable to the Seller’s Group (whether on an industry level or otherwise);

“Committee Member” means a member of the Separation Committee from time to time;

“Companies Act” means the Companies Act 2006 as amended at any time prior to the date hereof;

“Completion” means completion of the sale and purchase of the entire issued share capital of the Company in accordance with the terms of the SPA;

“Completion Accounts” has the meaning given to it in the SPA;

“Conducting Party” means:

(a)	in respect of any Pre-Coty Claim in respect of which the Seller has given notice under Clause 20.3, the Seller, or its duly appointed advisors or other persons, as applicable;

(b)	in respect of any Indemnity Claim, the Seller;

(c)	in respect of any Pre-Completion Claim:

(i)	the Seller, if the Pre-Completion Claim is in respect of a RemainCo Liability; and

(ii)	the Company, if the Pre-Completion Claim is in respect of a DivestCo Liability;

(d)	in respect of any Third Party Claim:

(i)	the Seller, if the Third Party Claim is brought against a DivestCo Group member; or

(ii)	the Company, if the Third Party Claim is brought against a RemainCo Group member; and

(e)	in respect of the German Inventorship Claim, the Company;

“Continuing Provisions” means Clause 1, and Clauses 24 to 43 (inclusive);

“Contracts” means:

(a)

in respect of a DivestCo Business, all contracts, undertakings, agreements, engagements and arrangements entered into by, or on behalf of, the Seller’s Group, or the benefit of which have been assigned to the Seller’s Group, exclusively or predominantly in connection with or exclusively or predominantly for the benefit of the DivestCo Business and which remain to be completed or performed (either in whole or part) or remain in force, or in respect of which the Seller’s Group has any rights, immediately prior to the Separation Effective Time; and

(b)

in respect of the RemainCo Business, all contracts, undertakings, agreements, engagements and arrangements entered into by, or on behalf of, the Seller’s Group, or the benefit of which have been assigned to the Seller’s Group, exclusively in connection with or exclusively for the benefit of the RemainCo Business and which remain to be completed or performed (either in whole or part) or remain in force, or in respect of which the Seller’s Group has any rights, immediately prior to the Separation Effective Time, in all cases, excluding:

(c)

all contracts, undertakings, agreements, engagements and arrangements entered into by, or on behalf of, the Seller’s Group, or the benefit of which has been assigned to the Seller’s Group other than those referred in paragraphs (a), (b) or (d) of this definition (the “Shared Contracts”); and

(d)	Excluded Assets, all contracts of employment with employees and any leases or other documents relating to the ownership or occupation of the Properties.

“Controller” has the meaning given to it in Clause 19.4(c);

“Controller Personal Data” has the meaning given to it in Clause 19.4(b);

“Controlling Party” has the meaning given to it in Clause 19.9;

“Correct Owner” has the meaning given to it in Clause 2.14;

“CP Satisfaction Date” means the date on which the last of the Conditions (as defined in the SPA) set out in clauses 5.1(a), (b), (c), and (d) of the SPA is satisfied;

“Data Protection Laws” has the meaning given to it in Clause 19.4(a);

“Data Subject” has the meaning given to it in Clause 19.4(c);

“Day 1 Readiness” has the meaning given to it in Clause 2.2;

“Day 1 Readiness Report” has the meaning given to it in Clause 2.3;

“Delayed Time Inventory” has the meaning given to it in Clause 3.12;

“Delayed Transfer Time” has the meaning given to it in Clause 3.1(a);

“Deposit Amount” has the meaning given to it in Clause 3.12;

“Dispute” has the meaning given to it in Clause 33.1;

“DivestCo Assets” has the meaning given to it in the definition of Assets;

“DivestCo Automatic Transfer Employees” means those employees of any RemainCo OOS Entity or RemainCo Retained Entity in a jurisdiction where the Transfer Regulations apply who are assigned to the DivestCo Business for the purposes of the Transfer Regulations and form part of the Target Organisation Structure and so are expected to transfer to a DivestCo Employer in connection with a Forward Carve-Out pursuant to Clause 15.8(a);

“DivestCo Business” means:

(a)	the Brazil Business;

(b)	the GHD Business;

(c)	the OPI Business;

(d)	the Professional Hair Business; and

(e)	the Retail Hair Business;

“DivestCo Continuing Employees” means the employees of any DivestCo Transferred Entity who are not RemainCo Offer Employees or RemainCo Automatic Transfer Employees and form part of the Target Organisation Structure as at the Separation Effective Time;

“DivestCo Employees” means the DivestCo Automatic Transfer Employees, the DivestCo Offer Employees, and the DivestCo Continuing Employees including any such employees hired to fill any Open Roles in accordance with Clause 15;

“DivestCo Employers” means the DivestCo Transferred Entities and DivestCo NewCos;

“DivestCo Employment Liabilities” has the meaning given in Clause 15.11;

“DivestCo Excluded Liabilities” has the meaning given in Schedule 1;

“DivestCo Group” means the Company, each DivestCo NewCo and each DivestCo Transferred Entity (which, for the avoidance of doubt, shall not include any DivestCo Transferred Entity that the Separation Committee determines shall be subject to a Post-Completion Transfer until such time as that entity is transferred (directly or indirectly) to the Company), and “member of the DivestCo Group” shall be construed accordingly;

“DivestCo Liabilities” has the meaning given in Schedule 1;

“DivestCo NewCo” means an entity (including entities yet to be incorporated) specified as such in the Separation Allocation Chart or otherwise approved by the Separation Committee;

“DivestCo Offer Employees” means those DivestCo Employees who are employed by any RemainCo OOS Entity or RemainCo Retained Entity who are not DivestCo Automatic Transfer Employees and who are assigned to the DivestCo Business (in accordance with Clause 15.1) and form part of the Target Organisation Structure and so are expected to transfer to a DivestCo Employer in connection with a Forward Carve-Out pursuant to Clause 15.8(b);

“DivestCo Refusing Employee” has the meaning given in Clause 15.11(b);

“DivestCo Share Transfers” has the meaning given in Clause 2.1(a);

“DivestCo Share Transfer Pre-Completion Documents” means those documents specified as such in Schedule 5;

“DivestCo Specified Accounts Receivable” means those Accounts Receivable of a Local Seller subject to a Forward Carve-Out that are separately identifiable as relating to the Professional Hair Business and notified by the Seller to the Purchaser no less than ten (10) Business Days prior to Completion;

“DivestCo Transferred Entity” means an entity specified as such in the Separation Allocation Chart or as otherwise approved by the Separation Committee;

“Dividend Equivalents” means any dividend equivalents arising under the Seller LTIP;

“Domain Names and Social Media Properties” means:

(a)

in respect of a DivestCo Business, each domain name or social media property (including any user or similar account) owned or controlled by a member of the Seller’s Group immediately prior to the Separation Effective time exclusively or predominantly in connection with or exclusively or predominantly for the benefit of the relevant DivestCo Business including without limitation those set forth on Schedule 7; and

(b)

in respect of the RemainCo Business, any other domain name or social media property (including any user or similar account) owned or controlled by the Seller’s Group immediately prior to the Separation Effective Time, save for those referred to in paragraph (a) of this definition;

“Employee Consultation Process” has the meaning given to it in the SPA;

“Employee Matters Side Letter” means the letter agreement related to employment matters between the Seller Parent, the Seller and the Purchaser dated as of the Original Agreement Date;

“Employee Representative” has the meaning given to it in the SPA;

“Employment Approvals” has the meaning given to it in Clause 15.24;

“Employment Liabilities” means any Losses and Liabilities arising from or in relation to the employment or engagement of any person or its termination including:

(a)	any obligation relating to pay, benefits, or compensation;

(b)

any obligation to pay any redundancy, severance, notice, compensation for any post-employment restriction or other payment due on or in relation to the termination of a person’s employment or engagement;

(c)

any obligation arising in relation to any Employee Representative, the operation or termination of any collective agreement, the Employee Consultation Process and any other information or consultation obligation of the applicable employer;

(d)	any dispute with or claim brought by any employee, worker or other individual service provider;

(e)	any breach of any contract of employment or other agreement with any employee;

(f)

any breach of applicable laws relating to employment practices, the employment or engagement of any person or its termination including any applicable laws relating to health and safety at work, discrimination and equal opportunities, equal pay, harassment, retaliation or victimisation, mobbing, working time, wages, overtime payments, annual leave and the calculation of holiday pay, record keeping, the classification of employees, workers and independent contractors, immigration, family rights;

(g)	the payment of employee welfare and retirement and other employment related Tax for which the employer is liable to account or pay to the relevant Taxation Authority;

(h)	any breach of the Transfer Regulations;

(i)	any substantial change to an employee’s working conditions or remuneration to the employee’s detriment; and

(j)	any breach of applicable laws relating to social insurance, social deductions for workplace benefits or other statutory benefits;

“Encumbrance” has the meaning given to it in the SPA;

“Escalation Procedure” has the meaning given to it in Clause 33.2;

“Existing Product” means a Product of a type and formulation manufactured by or on behalf of the Seller or a RemainCo Group member on or before the Separation Effective Time, which is manufactured before, on or after the Separation Effective Time;

“Excluded Assets” means, in respect of a Business, those assets specified as such in Schedule 2;

“Excluded Brands” means each of:

(a)	the “Adidas” brand; and

(b)	subject to the licence granted in Clause 18.3, the COTY brand, the HFC PRESTIGE PRODUCTS brand and the Butterfly logo;

“Excluded Liabilities” means the DivestCo Excluded Liabilities or the RemainCo Excluded Liabilities (as applicable);

“Excluded Loans” has the meaning given to it in Clause 18.12(a);

“Excluded Services” means services in relation to the matters set out in Schedule 11;

“Excluded Transacting Assets” has the meaning given to it in Clause 3.1(b);

“Facility Licence” means, in respect of a Shared Property, a limited exclusive licence permitting the use by the applicable member of the DivestCo Group of certain space, offices, work stations, furniture, fixtures and equipment located at the Shared Property for the purposes of operating the Business, pursuant to a Transitional Services Agreement;

“Factoring Arrangements” has the meaning given to it in Clause 9.1(a);

“Fixed Assets” means:

(a)	in respect of a DivestCo Business all the plant, machinery and equipment which is physically attached to:

(i)

any Property of that Business that is owned or used by the Seller’s Group exclusively or predominantly in connection with or exclusively or predominantly for the benefit of the Business immediately prior to the Separation Effective Time; or

(ii)

any Shared Property of the Business that is to be transferred to the Purchaser’s Group in accordance with Clause 14.5 to the extent such plant, machinery or equipment is owned or used by the Seller’s Group exclusively or predominantly for the benefit of the Business immediately prior to the Separation Effective Time; and

(b)

in respect of the RemainCo Business, all other plant, machinery and equipment owned or used by the Seller’s Group immediately prior to the Separation Effective Time, save for those referred to in paragraph (a) of this definition, but in all cases excludes the Excluded Assets, and any landlord’s fixtures or fittings in any Property which is subject to a Lease.

“Forward Carve-Outs” has the meaning given to it in Clause 2.1(a);

“French Protected Employee” means any DivestCo Automatic Transfer Employee based in France who is considered a “protected employee” under Article L.2414-1 of the French Labor Code and whose transfer under the Transfer Regulations is subject to the prior authorisation of the French labor administration;

“GDPR” has the meaning given to it in Clause 19.4(a);

“German Inventorship Claim” means the claim described in Schedule 12 hereof;

“German Land Charge” means the charge granted by Wella KG over certain of its properties;

“German Real Estate” means:

(a)

the property located at Wellastrasse 2-4 in 36088 Hünfeld, that is registered in the land register of Hünfeld, local court of Hünfeld, folio 2811 and comprising of parcels 13/18 and 13/30 and all rights and easements as agreed between the parties to be necessary for the existing use of the property;

(b)

the property located at Hauptstraße 17 / Gewerbestraße 12 in Steinberg, that is registered in the land register of Rothenkirchen, local court of Auerbach, folio 289 and comprising of parcel 307/5, folio 427 and comprising of parcels 347/1, 348/1, 349/2, 354 A and 632, folio 548 and comprising of parcel 634, folio 594 and comprising of parcel 633/2, folio 655 and comprising of parcel 653, and folio 890 and comprising of parcel 635/1;

(c)

the property located at Zeppelinstraße / Rudolf-Diesel-Straße in 64331 Weiterstadt that is registered in the land register of Weiterstadt, local court of Darmstadt, folio 4740 and comprising of plot 4 parcels 37/2, 21/2, 20/11 and 22/3; and

(d)

the property located in the bungalow housing estate (Bungalow-Siedlung) Seedorf that is registered in the land register of Basedow, local court of Demmin, folio 984 and comprising of plot 11, parcels 44/25, 43/24 and 42/25;

“GHD Business” means the “Good Hair Day” business conducted by the Seller’s Group, which develops, manufactures and sells hair care and styling appliances, and related products, under the Brands specified in Schedule 3 in respect of it (excluding the Excluded Brands);

“GHD France” means GHD France S.A R.L.;

“Global Documents” means the following Seller’s Group documents:

(a)	Data Privacy Manual;

(b)	Personal Data Breach Procedure; Guide to Personal Data Breaches;

(c)	Data Protection Impact Assessment Procedure;

(d)	Data Subject Access Request Procedure;

(e)	GDPR consent guidance;

(f)	Data Privacy Playbook for Marketing and Digital;

(g)	Data Retention Policy;

(h)	Third Party Engagement Policy;

(i)	GPP01 – Managing Allegations of Misconduct;

(j)	GPP02 – Government Searches;

(k)	GPP03 – Fair Competition;

(l)	GPP04 – Anti-Bribery & Anti-Corruption;

(m)	GPP05 – Conflicts of Interest;

(n)	GPP06 – Data Privacy; and

(o)	GPP07 – Trade Sanctions;

“Goodwill” means, in respect of a Business, the goodwill of the Business together with the exclusive right for a person to carry on and represent itself as carrying on the Business in succession to the current owner and operator of the Business, including (in the case of a DivestCo Business) in relation to that Business’s Brands, but in all cases excluding the Excluded Assets;

“Gross up Amount” has the meaning given to it in Clause 32.3;

“Group” means:

(a)

except as provided below, in relation to any company, that company and its subsidiaries and subsidiary undertakings, any holding company or parent undertaking of that company and all other subsidiaries and subsidiary undertakings of any such holding company or parent undertaking and their respective members, employees and/or partners as the case may be from time to time, save that:

(b)	in relation to the Seller, the Seller’s Group;

(c)	in relation to the Purchaser, the Purchaser’s Group;

(d)	in relation to the Company, the DivestCo Group; and

in all cases excluding any holding company or parent undertaking of Coty, Inc, and all subsidiaries and subsidiary undertakings of such holding company or parent undertaking other than Coty, Inc and its subsidiaries and subsidiary undertakings;

“Hünfeld Receivable” means the receivable owed to the RemainCo Group in an amount of (as at June 2019) approximately US$7 million as at the Original Agreement Date in connection with the Hünfeld plant (DE) and, in particular, the restructuring fund set up for employees located at the Hünfeld plant;

“Inactive Offer Employee” means a DivestCo Offer Employee who is not actively at work and is on an approved or statutory leave of long term sickness absence as at the Separation Effective Time;

“Incumbent Employees” means the DivestCo Automatic Transfer Employees, the DivestCo Offer Employees and the DivestCo Continuing Employees if the Separation Effective Time was taken to be the time of this Agreement;

“Indemnified Party” means:

(a)	in respect of any Pre-Coty Claim in respect of which the Seller has given notice under Clause 20.3, a member of the Purchaser’s Group; and

(b)	in respect of any Indemnity Claim, a member of the Purchaser’s Group;

(c)	in respect of any Pre-Completion Claim:

(i)	a member of the Purchaser’s Group, if the Pre-Completion Claim is in respect of a RemainCo Liability; and

(ii)	a member of the Seller’s Group, if the Pre-Completion Claim is in respect of a DivestCo Liability;

(d)	in respect of any Third Party Claim:

(i)	a member of the Purchaser’s Group if the Third Party Claim is brought against a DivestCo Group member; or

(ii)	a member of the Seller’s Group if the Third Party Claim is brought against a RemainCo Group member; and

(e)	in respect of the German Inventorship Claim, a member of the Seller’s Group;

“Indemnity Claim” means any claim brought by a third party in respect of which the Seller is liable to the Purchaser pursuant to Clause 7.8 of the SPA and of which the Purchaser or the Company has given the Seller written notice;

“Intellectual Property Rights” means trade secrets, trademarks, service marks, rights in trade names, business names, logos or get-up, patents, supplementary protection certificates, rights in inventions, registered and unregistered design rights, copyrights, database rights, image rights and rights to personality, rights in domain names and URLs and social media presence accounts, and all other similar rights in any part of the world (including in confidential information, trade secrets and Know-how), including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“International Employee” has the meaning given to it in Clause 15.23;

“IP Cross-Licence” means a draft cross-licensing agreement in respect of the Shared IPR substantially on the terms of the IP Cross-Licence term sheet in the agreed terms;

“IPR Allocation Matrix” means the IP allocation matrix in the agreed terms, subject to any amendments pursuant to Clause 17;

“IT Systems” means:

(a)

in respect of a DivestCo Business, computers, computer systems, workstations, networks, servers, routers, hubs, circuits, switches, data communications lines, hardware, software, databases and all other equipment and systems (including any outsourced systems and processes) used to process, store, maintain and operate data and functions used exclusively or predominantly in connection with or exclusively or predominantly for the benefit of the DivestCo Business by a Seller’s Group member immediately prior to the Separation Effective Time, including systems to operate payroll, accounting, billing/receivables, payables, inventory, asset tracking, customer service and human resources functions; and

(b)

in respect of the RemainCo Business, all other computers, computer systems, workstations, networks, servers, routers, hubs, circuits, switches, data communications lines, hardware, software, databases and all other equipment and systems (including any outsourced systems and processes) used to process, store, maintain and operate data and functions owned or used by a Seller’s Group member immediately prior to the Separation Effective Time, save for those set out in paragraph (a) of this definition, in each case excluding any Excluded Assets;

“Know-how” means industrial and commercial information and techniques, in each case, in any form not in the public domain, and including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

“Lease” means, in relation to any Property, if applicable, the lease or sublease, as applicable, under which the Property is held by a Seller’s Group member as at the Original Agreement Date or immediately prior to the Separation Effective Time;

“Liabilities” means all liabilities, claims, expenses, damages, disputes, duties or obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent or ascertained or unascertained and whether owed or incurred severally or jointly or as principal or surety;

“Local Business” means, in respect of a Carve-Out, the Business of the Local Seller that is being transferred to the relevant Local Purchaser pursuant to that Carve-Out;

“Local Implementation Agreements” means the DivestCo Share Transfer Pre-Completion Documents, the Carve-Out Pre-Completion Documents and the Other Transfer Documents, in each case, in accordance with Clause 2.10;

“Local Purchaser” means, in respect of a Carve-Out, the entity that is acquiring the relevant Business from the relevant Local Seller as set forth in the Separation Allocation Chart;

“Local Seller” means, in respect of a Carve-Out, the entity that is transferring the relevant Business (to the extent conducted by it) to the relevant Local Purchaser as set forth in the Separation Allocation Chart;

“Long Term Agreements” means the definitive documentation for contract manufacturing services relating to the Brazil Term Sheet and the LTA Term Sheet and, in respect of the Brazil Term Sheet, the definitive documentation for the Retained Functions (as defined in the Brazil Term Sheet);

“Loose Plant” means:

(a)

in respect of a DivestCo Business, all the loose plant, machinery, equipment, tools, furniture and vehicles owned by a Seller’s Group member exclusively or predominantly in connection with or exclusively or predominantly for the benefit of that DivestCo Business immediately prior to the Separation Effective Time; and

(b)

in respect of the RemainCo Business, all other loose plant, machinery, equipment, tools, furniture and vehicles owned by a Seller’s Group member immediately prior to the Separation Effective Time, save for those referred to in paragraph (a) of this definition, but in each case excludes Stock, Tooling, IT Systems and items which are subject to any hire or hire purchase agreement, leasing agreement, credit sale agreement or agreement for payment on deferred terms (which, for the avoidance of doubt, are captured under the “Contracts” definition);

“Losses” means, in respect of any matter, event or circumstance, all damages, losses (including any consequential losses), debts, obligations, Taxes, damages available at law or in equity, interest, claims, loss of profit, costs, charges, penalties (including administrative monetary penalties), fines, judgments, amounts paid in settlement, assessments or reassessments, expenses, legal or professional fees and disbursements, or Liabilities of any nature (and Loss will be construed accordingly) on a full indemnity basis, without reduction for tariff rates or similar reductions, except for the purposes of Clauses 2.17 and 2.18 in respect of which all Taxes shall be excluded;

“LTA Term Sheet” means the term sheet in the agreed terms relating to the manufacturing agreement for the Sanford site;

“Maker” has the meaning given to it in Clause 31.1;

“Management Team” has the meaning given to it in Clause 24.2(a);

“Manufacturing Agreement” has the meaning give to it in Clause 21.3;

“Net Economic Benefit” has the meaning given to it in Clause 3.1;

“New Transacting Assets” has the meaning given to it in Clause 3.1;

“No Local Presence Jurisdictions” means Argentina, Costa Rica, Czechia, Korea, Malaysia, Slovakia, Taiwan and UAE and any other jurisdiction as approved by the Separation Committee (such approval not to be unreasonably withheld, delayed or conditioned);

“Non-Form Document” has the meaning given to it in Clause 2.10;

“Non-Recourse Factoring Arrangements” has the meaning given to it in Clause 9.1(b);

“Notice” has the meaning given to it in Clause 43.1;

“Notice of Nonpayment” has the meaning given to it in Schedule 8;

“Open Roles” means those roles in the Target Organisation Structure that are vacant from time to time, from the Original Agreement Date to the Separation Effective Time;

“OPI Business” means the OPI business conducted by the Seller’s Group prior to the Separation Effective Time, which develops, manufactures and sells nail products, under the Brands specified in Schedule 3 in respect of it (excluding the Excluded Brands);

“Original Agreement” has the meaning given in Recital (A);

“Original Agreement Date” means 1 June 2020;

“Other Transfer Documents” has the meaning given to it in Clause 2.9;

“party” or “parties” means a party or the parties to this Agreement;

“Permitted Encumbrance” has the meaning given to it in the SPA;

“Personal Data” has the meaning given to it in Clause 19.4(c);

“Personal Data Breach” has the meaning given to it in Clause 19.4(c);

“Pre-Completion Claim” means a claim arising before the Separation Effective Time, and which remains outstanding immediately following the Separation Effective Time, by a third party against a RemainCo Group member in respect of a DivestCo Liability, or a DivestCo Group member in respect of a RemainCo Liability;

“Pre-Completion LAPP Awards” has the meaning given to it in Clause 15.16(c);

“Pre-Completion Separation Steps Completion” has the meaning given to it in Clause 2.8;

“Pre-Coty Claim” has the meaning given to it in Clause 20.2;

“Processed Personal Data” has the meaning given to it in Clause 19.4(d);

“Processing” has the meaning given to it in Clause 19.4(c);

“Processing Party” has the meaning given to it in Clause 19.9;

“Processor” has the meaning given to it in Clause 19.4(c);

“Products” means:

(a)	in respect of the DivestCo Business, products produced by the DivestCo Business under any of the Brands immediately prior to the Separation Effective Time; and

(b)

in respect of the RemainCo Business, all other products produced by a Seller’s Group member immediately prior to the Separation Effective Time, save for those referred to in paragraph (a) of this definition;

“Professional Hair Business” means the professional hair business conducted by the Seller’s Group prior to the Separation Effective Time, which develops, manufactures and sells professional hair products, under the Brands specified in Schedule 3 in respect of it (excluding the Excluded Brands);

“Properties” means:

(a)	in respect of a DivestCo Business, the properties of which limited particulars are set out in Schedule 4 for that DivestCo Business; and

(b)

in respect of the RemainCo Business, each other property owned, leased or to which a Seller’s Group member otherwise has rights as at the Original Agreement Date or immediately prior to the Separation Effective Time, save for the properties referred to in paragraph (a) of this definition, in each case excluding the Excluded Assets;

“Purchaser’s Group” has the meaning given to it in the SPA;

“Purpose” has the meaning given to it in Clause 19.6;

“Readiness Criteria” has the meaning given to it in Clause 2.3;

“Recipient” has the meaning given to it in Clause 31.1(a);

“Recourse Factoring Arrangements” has the meaning given to it in Clause 9.1(c);

“Relief” means any relief, loss, allowance, credit, exemption, deduction or set off, or any right to repayment of Taxation;

“RemainCo Assets” has the meaning given to it in the definition of Assets;

“RemainCo Automatic Transfer Employees” means those employees of a DivestCo Transferred Entity in a jurisdiction where the Transfer Regulations apply who are assigned to the RemainCo Business for the purposes of the Transfer Regulations and so are expected to transfer to a member of the RemainCo Group in connection with a Reverse Carve-Out pursuant to Clause 15.9(a);

“RemainCo Business” means the business conducted by the Seller’s Group but excluding the DivestCo Business;

“RemainCo Continuing Employees” means those RemainCo Employees employed by any RemainCo OOS Entity or RemainCo Retained Entity who are not DivestCo Employees;

“RemainCo Employees” means those employees of the Seller’s Group who are not DivestCo Employees;

“RemainCo Employment Liabilities” has the meaning given in Clause 15.12;

“RemainCo Group” means each RemainCo OOS Entity (including the Seller and the Seller Parent), each RemainCo Retained Entity and each RemainCo NewCo, and “member of the RemainCo Group” shall be construed accordingly;

“RemainCo Liabilities” has the meaning given in Schedule 1;

“RemainCo NewCo” means an entity (including entities yet to be incorporated) specified as such in the Separation Allocation Chart;

“RemainCo Offer Employees” means those RemainCo Employees employed by any DivestCo Transferred Entity who are not RemainCo Automatic Transfer Employees and so are expected to transfer to a member of the RemainCo Group in connection with a Reverse Carve-Out pursuant to Clause 15.9(b);

“RemainCo OOS Entity” means an entity specified as such in the Separation Allocation Chart or as otherwise approved by the Separation Committee;

“RemainCo Retained Entity” means an entity specified as such in the Separation Allocation Chart or as otherwise approved by the Separation Committee;

“Rental Costs” has the meaning given to it in Schedule 8;

“Representatives” means in relation to either party, that party, its Affiliates, and its and their respective directors, officers, employees, professional advisers, agents and other representatives;

“Restricted Stock Unit” means a restricted stock unit granted under the Seller LTIP;

“Retail Hair Business” means the retail hair business conducted by the Seller’s Group prior to the Separation Effective Time, which develops, manufactures and sells retail hair products, under the Brands specified in Schedule 3 in respect of it (excluding the Excluded Brands);

“Retention Bonus Payments” has the meaning given to it in Clause 15.17(b);

“Retention Bonuses” has the meaning given to it in Clause 15.17;

“Reverse Carve-Outs” has the meaning given to it in Clause 2.1(b);

“Reverse Deposit Amount” has the meaning given to it in Clause 3.16;

“Seller LAPP” means the Seller Parent’s Leadership Annual Performance Plan;

“Seller LTIP” means the Amended and Restated Coty Inc. Equity and Long Term Incentive Plan;

“Seller’s Group” means the Seller Parent and its subsidiary undertakings from time to time, including the DivestCo Group prior to the Separation Effective Time and excluding the DivestCo Group on and from the Separation Effective Time, and “member of the Seller’s Group” shall be construed accordingly;

“Senior Incumbent Employee” means any Incumbent Employee employed by a Seller’s Group member with a grading of Work Level 5 or above, but excluding any RemainCo Employees;

“Separation” means the separation of the RemainCo Business and the DivestCo Business in accordance with the terms of this Agreement and the Separation Materials;

“Separation Allocation Chart” means the separation allocation chart in the agreed terms, subject to any changes in accordance with Clause 2.19;

“Separation Blueprint” means the separation blueprint in the agreed terms, subject to any changes (including by way of addendum) approved by the Separation Committee;

“Separation Committee” has the meaning given to it in Clause 23.1;

“Separation Deliverables” has the meaning given to it in Clause 2.7;

“Separation Effective Time” means the time immediately prior to Completion and immediately prior to the Completion Accounts Effective Time (as such term is defined in the SPA);

“Separation Materials” means the Separation Allocation Chart, the Separation Blueprint and the Separation Steps Plans;

“Separation Steps Plans” means the Project Waves Tax Strawman Plans prepared by PricewaterhouseCoopers Advisory NV dated 27 May 2020 and the Brazil Addendum dated 29 May 2020, subject to any changes in accordance with Clause 2.19, and any other steps plans approved by the Separation Committee as being “Separation Steps Plans”;

“Service Schedules” means the service schedules of the Transitional Services Agreements to be agreed in accordance with Clause 18.13 or, failing agreement prior to the Separation Effective Time, the baseline services schedules in the agreed terms;

“Shared Contracts” has the meaning given to it in the definition of Contracts;

“Shared IPR” means all the Intellectual Property Rights specified as “Licensed IP” in the IP Cross-Licence;

“Shared Properties” means each of those Properties set out in Schedule 6;

“Shared Tooling” means all tooling, molds, packaging (including quality range boards, technical drawings and specifications, construction materials and artwork), patters, displays or forms owned by or licensed to the Seller’s Group immediately prior to the Separation Effective Time that have been used by the Seller’s Group but which are not owned or licensed by the Seller’s Group exclusively or predominantly in connection with or exclusively or predominantly for the benefit of a DivestCo Business or exclusively or predominantly in connection with or exclusively or predominantly for the benefit of a RemainCo Business;

“SPA” means the amended and restated sale and purchase agreement entered into on or around the date of this Agreement amongst the Seller Parent, the Seller and the Purchaser;

“Specified OPI Media Insurance Policy” means the Media Professional Liability Policy (Policy No. MEP-23344-20) issued by Atlantic Specialty Insurance Company to OPI Products Inc.;

“Split Lease” has the meaning given to it in Clause 14.5;

“Split Lease Approval” has the meaning given to it in Clause 14.5;

“Stock” means, in respect of a Business, the stock, raw materials, components, work in progress, finished goods, packaging and promotional material held by the Seller’s Group immediately prior to the Separation Effective Time in connection with the Business, excluding the Excluded Assets;

“Stock Option” means a stock option granted under the Seller LTIP;

“Stranded Costs” has the meaning given to that term in the Transitional Services Agreements;

“Sub-Committees” has the meaning given to it in Clause 23.14;

“Sublease” means a sublease, by and between the relevant member of the Seller’s Group and the relevant member of the DivestCo Group, on substantially the terms set out in Schedule 8;

“Sublease Approval” has the meaning given to it in Clause 14.7;

“Subleased Area” has the meaning given to it in Clause 14.7;

“Subleased Property” means either the relevant Property let under a Sublease or the Subleased Area (as appropriate);

“Supervisory Authority” has the meaning given to it in Clause 19.4(c);

“Target Organisation Structure” means the organisational structure in relation to the staffing of the DivestCo Business as set out in the Separation Blueprint as the “To-Be” organisational structure, as updated and amended in accordance with Clause 15;

“Tax” or “Taxation” means all governmental, state, community, municipal or regional taxes, levies, imposts, duties, charges, deductions, withholdings and social security or national insurance contributions of any kind arising in any part of the world and all penalties, surcharges and interest included in or relating to any such taxes, levies, imposts, duties, charges, deductions, withholdings and social security or national insurance contributions;

“Tax Contest” means any audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes;

“Taxation Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world having authority in the assessment, collection or administration of Tax;

“Third Party Claim” means a claim arising on or after the Separation Effective Time by a third party against a RemainCo Group member in respect of a DivestCo Liability, or a DivestCo Group member in respect of a RemainCo Liability;

“Tooling” means:

(a)

in respect of a DivestCo Business, all tooling, molds, packaging (including quality range boards, technical drawings and specifications, construction materials and artwork), patters, displays or forms owned or licensed by a member of the Seller’s Group exclusively or predominantly in connection with or exclusively or predominantly for the benefit of that DivestCo Business, immediately prior to the Separation Effective Time; and

(b)

in respect of the RemainCo Business, all other tooling, molds, packaging (including quality range boards, technical drawings and specifications, construction materials and artwork), patters, displays or forms owned or licensed by a member of the Seller’s Group immediately prior to the Separation Effective Time, save for those referred to in paragraph (a) of this definition, in each case, excluding any Shared Tooling;

“Transaction Document” has the meaning given to it in the SPA;

“Transfer Approvals” has the meaning given to it in Clause 5.7(b);

“Transfer Date” has the meaning given to it in Clause 15.8 or 15.9, as applicable;

“Transferred DivestCo Employees” means those DivestCo Continuing Employees who are employed following the Separation Effective Time, DivestCo Automatic Transfer Employees who do not object to their transfer (where such right exists) pursuant to Clause 15.8(a) and DivestCo Offer Employees who accept an offer of employment pursuant to Clause 15.8(b);

“Transferred RemainCo Employees” means those RemainCo Continuing Employees who are employed following the Separation Effective Time, RemainCo Automatic Transfer Employees who do not object to their transfer (where such right exists) pursuant to Clause 15.9(a) and RemainCo Offer Employees who accept an offer of employment pursuant to Clause 15.9(b);

“Transferred Policies” means (i) each insurance policy held by a DivestCo NewCo or DivestCo Transferred Entity on the Separation Effective Time; and (ii) the Specified OPI Media Insurance Policy;

“Transfer Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or any other relevant local instrument implementing Acquired Rights Directive 2001/23/EC and any other laws providing for automatic transfer or employer substitution, or that permit the transfer of employees without an offer of employment, and similar laws and regulations in jurisdictions with DivestCo Employees or RemainCo Employees;

“Transitional Services Agreements” has the meaning given to it in Clause 18.13;

“Transitional Transacting Agreement” has the meaning given to it in Clause 3.3;

“Transitional Transacting Contract” has the meaning given to it in Clause 3.1;

“Transitional Transacting Entity” has the meaning given to it in Clause 3.1;

“Treasury Regulation” means the United States Treasury Regulations promulgated under the Code and references to a “Treasury Regulation Section” are to a section of the Treasury Regulations;

“TSA Inventory” has the meaning given to it in Clause 3.12;

“TSA Period” means the period commencing on Completion and ending on the date being 24 months thereafter, as extended by a Transitional Services Agreement;

“Unexpected DivestCo Employee” has the meaning given to it in Clause 15.19;

“Unexpected RemainCo Employee” has the meaning given to it in Clause 15.21;

“Vacating Tenant” has the meaning given to it in Clause 14.10;

“VAT” means: (i) in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto; (ii) in relation to Switzerland, the value added tax provided for in and charged under the Swiss Federal Value Added Tax Act of 12 June 2009 together with any supporting legislation thereto; and (iii) in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction, including, for the avoidance of doubt, any sales, use and goods and services Tax;

“Working Hours” means, save as otherwise agreed between the parties in writing, 9 a.m. to 5 p.m. on a Business Day;

“Wrong Pockets Assets” has the meaning given to it in Clause 2.14; and

“Wrong Pockets Owner” has the meaning given to it in Clause 2.15.

1.2	In this Agreement, unless the context otherwise requires:

(a)

the expression “in the agreed terms” means in the form agreed between the Purchaser and the Seller and initialled for the purposes of identification by them or on their behalf, or exchanged by email and confirmed as agreed for these purposes, on or before the date of this Agreement;

(b)	“include” or “including” are to be construed without limitation;

(c)

a “company”, “holding company”, “subsidiary”, “parent undertaking” and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the Companies Act (provided that where a holding company creates security over the shares of a subsidiary, that subsidiary shall be deemed not to cease being a subsidiary of the holding company solely as a result of the creation of that security);

(d)

a “person” includes any individual, company, partnership, joint venture, firm, association, trust, governmental or regulatory authority or other body or entity (whether or not having separate legal personality);

(e)	a “third party” is a person other than a Seller’s Group, Purchaser’s Group or DivestCo Group member.

(f)

Recitals, Clauses, paragraphs and Schedules are (unless the context otherwise requires) to recitals, clauses and paragraphs of and schedules to, this Agreement. The Schedules form part of this Agreement;

(g)

references to any statute or statutory provision include a reference to that statute or statutory provision as amended, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any subordinate legislation made under the relevant statute or statutory provision;

(h)

a reference to any English legal term for any action, remedy, method of financial proceedings, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(i)	a reference to “to the extent that” shall mean “to the extent that” and not solely “if”, and similar expressions shall be construed in the same way; and

(j)	references to times of day are to London time unless otherwise stated.

1.3	Unless the context otherwise requires, words in the singular include the plural and vice versa and a reference to any gender includes all other genders.

1.4	The table of contents and headings are inserted for convenience only and do not affect the construction of this Agreement.

2.	SEPARATION

Separation of the RemainCo Business and DivestCo Business

2.1

Subject to Clause 2.11 below, with effect from the Separation Effective Time (or such earlier time or times as determined by the Seller having consulted with the Separation Committee in good faith), the Seller and the Company shall, and shall procure that the applicable members of the Seller’s Group and the DivestCo Group shall:

(a)	transfer the DivestCo Business to the DivestCo Group by causing:

(i)

the sale of all of the issued shares (together with all rights and advantages attaching to them at the Separation Effective Time) in each DivestCo Transferred Entity, free from any Encumbrances other than Permitted Encumbrances, directly or indirectly, to the Company (the “DivestCo Share Transfers”); and

(ii)

the DivestCo Business (and DivestCo Assets and DivestCo Liabilities) of each member of the RemainCo Group to be transferred, free from any Encumbrances other than Permitted Encumbrances, to a member of the DivestCo Group, whether by way of asset/liability transfer, business sale, demerger or otherwise (the “Forward Carve-Outs”); and

(b)

transfer the RemainCo Business (and RemainCo Assets and RemainCo Liabilities) of each member of the DivestCo Group to a member of the RemainCo Group, whether by way of asset/liability transfer, business sale, demerger or otherwise (the “Reverse Carve-Outs”), in each case in accordance with the Separation Materials and the terms of this Agreement. No Seller’s Group member shall be subject to a Carve-Out except to the extent:

(c)	specified in the terms of this Agreement; or

(d)	specified in the Separation Materials,

and in the event of any conflict, paragraph (c) shall prevail over paragraph (d), subject to any changes approved by the Separation Committee.

Day 1 Readiness Assessment and Separation Notice

2.2

The parties agree that their intention is that Completion will only occur when the DivestCo Group would be in a position to operate and conduct the DivestCo Business in substantially the manner provided for in the Separation Blueprint and in any event in substantially the same manner, to the same standard and in the same places as it was conducted by the Seller’s Group in the twenty four (24) months prior to the Separation Effective Time, taking into account the DivestCo Group’s benefits and obligations under this Agreement, the Transitional Services Agreements, Transitional Transacting Agreements and Manufacturing Agreements (“Day 1 Readiness”).

2.3

Within ten (10) Business Days of a written request from the Seller or the Purchaser, the Separation Committee shall prepare and deliver to the parties a report setting out its opinion (acting reasonably and in good faith) as to Day 1 Readiness (a “Day 1 Readiness Report”) assessed based on the following criteria (the “Readiness Criteria”):

(a)	the ability of the Seller’s Group and DivestCo Group to implement all of the pre-Completion elements of the Separation Blueprint; and

(b)	such additional criteria as the Separation Committee may (acting reasonably and in good faith) agree for the purposes of assessing Day 1 Readiness (“Additional Criteria”).

2.4	The Seller agrees and undertakes to the Purchaser that it shall not deliver a Separation Notice (as defined in the SPA) to the Purchaser unless and until it has first:

(a)	notified the Separation Committee that it intends to deliver the Separation Notice (as defined in the SPA) at least fifteen (15) Business Days prior to the date on which it intends to deliver it;

(b)

satisfied itself (acting reasonably and in good faith) that each draft Separation Deliverable will, on execution, provide for the implementation of this Separation Agreement in a manner consistent in all material respects with its terms;

(c)	provided to the Purchaser signed copies of each Separation Deliverable on an unreleased basis to be held to the Seller’s order and automatically to be released at the Separation Effective Time; and

(d)

having reviewed and considered the latest Day 1 Readiness Report prepared in accordance with Clause 2.3, satisfied itself (acting reasonably and in good faith) that if the Separation Effective Time were to occur within five (5) Business Day of the proposed Separation Notice (as defined in the SPA) being delivered, Day 1 Readiness would be achieved upon Completion.

2.5

The Seller shall use its reasonable best endeavours to ensure that it is able to deliver the Separation Notice (as defined in the SPA) under the SPA as soon as reasonably practicable after the Inside Date and in any event by the Long Stop Date (as each term is defined in the SPA).

No Local Presence Jurisdictions

2.6

The parties acknowledge that, in connection with the Separation, the DivestCo Business as conducted in each No Local Presence Jurisdictions may be reorganised by the Seller, with the prior written consent of the Separation Committee acting reasonably:

(a)	the DivestCo Business ceases to be conducted by a legal entity that is a member of the Seller’s Group in the No Local Presence Jurisdiction; and

(b)	the DivestCo Business is instead either:

(i)

conducted through one or more third parties (selected with the prior written consent of the Separation Committee acting reasonably) in the No Local Presence Jurisdiction (including by way of third party distribution arrangements); or

(ii)	exited and will no longer be conducted in the No Local Presence Jurisdiction,

and in any case the DivestCo Business shall exclude for all purposes the business conducted by any Seller’s Group member incorporated in the No Local Presence Jurisdictions, however, for the avoidance of doubt, the DivestCo Business shall not be precluded by virtue of this provision from operating the DivestCo Business in the No Local Presence Jurisdictions following the Separation Effective Time.

Local Implementation Agreements

2.7

Subject to Clause 2.11 below, on or before the Separation Effective Time, the Seller and the Company shall, and shall procure that the applicable members of the Seller’s Group and the DivestCo Group shall, duly execute and deliver:

(a)	the DivestCo Share Transfer Pre-Completion Documents; and

(b)	the Carve-Out Pre-Completion Documents,

and deliver copies of such duly executed documents (together with duly executed Transitional Services Agreements, Transitional Transacting Agreements, Manufacturing Agreements, and IP Cross-Licences, the “Separation Deliverables”) to the Purchaser, save for any such document in respect of a Post-Completion Transfer, which shall be deemed not to be a Separation Deliverable.

2.8	Upon delivery of the duly executed Separation Deliverables by the Seller to the Purchaser, the “Pre-Completion Separation Steps Completion” shall be deemed to have occurred.

2.9

As soon as reasonably practicable on or after the Separation Effective Time (or after the relevant Delayed Transfer Time in respect of any Excluded Transacting Assets or New Transacting Assets, or time of transfer in respect of a Post-Completion Transfer), the Seller shall, and shall procure that the applicable members of the Seller’s Group shall, and the Company shall, and shall procure that the applicable members of the DivestCo Group shall, execute and deliver such other instruments of transfer, conveyance and assignment, bills of sale, certificates of title and other documents to the extent necessary to evidence the DivestCo Share Transfers and the Carve-Outs in accordance with the Separation Deliverables (the “Other Transfer Documents”). To avoid doubt, the Other Transfer Documents shall not be Separation Deliverables, and delivery of them shall not be required in order for the Pre-Completion Separation Steps Completion to occur.

2.10

The Seller shall provide to the Purchaser any proposed Local Implementation Agreements (based on the form in the agreed terms, or, in the case of steps set out in the Separation Materials to not be effected by way of business sale or share transfer, on terms consistent in their treatment of assets and liabilities with the agreed terms documents) for its review at least fifteen (15) Business Days (or twenty (20) Business Days if any substantial change or material adverse change to any member of the DivestCo Group is proposed, compared to the form in the agreed terms, a “Non-Form Document”) before the execution of each such Local Implementation Agreement (together with any related certificates of formation and incorporation, or any constituent or governing corporate documentation). The Seller shall in good faith take into account any reasonable request of the Purchaser in relation to such documents (and provide the Purchaser with details, where relevant, of why any requests made by the Purchaser are not able to be taken into account), provided that, to the extent that the Purchaser has not informed the Seller in writing of any requested changes within twelve (12) Business Days of receipt of such a document (excluding a Non-Form Document), the Purchaser shall be deemed to have irrevocably approved the document on such terms. Any Non-Form Document shall require the Separation Committee’s approval prior to finalisation or execution, such consent not to be unreasonably withheld, conditioned or delayed.

Post-Completion Transfers

2.11

The parties agree that, as at the Original Agreement Date , it is their intention that the implementation of each DivestCo Share Transfer, Forward Carve-Out or Reverse Carve-Out is to occur on or before the Separation Effective Time, with the exception of:

(a)	the Excluded Transacting Assets; and

(b)	step 2.2 of the steps for Germany in the Separation Steps Plan

(the “Agreed Delayed Transfers”).

2.12

In respect of the Agreed Delayed Transfers, and otherwise to the extent the Separation Committee determines, in its absolute discretion, that the implementation of any other DivestCo Share Transfer, Forward Carve-Out or Reverse Carve-Out should occur after the Separation Effective Time (a “Post-Completion Transfer”), the Seller and the Company shall, and shall procure that the applicable members of the Seller’s Group and the DivestCo Group shall, procure that such DivestCo Share Transfer, Forward Carve-Out or Reverse Carve-Out is completed at such delayed time (and for the avoidance of doubt in accordance with the terms of this Agreement). For the purposes of Clause 2.7, any DivestCo Share Transfer Pre-Completion Documents or Carve-Out Pre-Completion Documents relating to a Post-Completion Transfer shall not be considered Separation Deliverables, provided however, that, (i) for the avoidance of doubt, the provisions of Clause 2.10 shall apply with respect to such documents, and (ii) the parties agree that signed but unreleased copies of any DivestCo Share Transfer Pre-Completion Documents or Carve-Out Pre-Completion Documents relating to the transfer of the German Real Estate, the shares in Wella UK Ltd and the Irish DivestCo Business of Coty UK&I Ltd shall be “Separation Deliverables”, save to the extent they cannot be signed on the Completion Date due to any applicable notarisation or apostille process.

2.13	German Real Estate

Subject to the conditions precedent (aufschiebende Bedingungen des schuldrechtlichen Anspruchs) which apply for Completion, as soon as reasonably practicable after Completion (and in any event within five (5) Business Days of Completion), the Seller and the Purchaser shall procure that the applicable members of the Seller’s Group and the Purchaser’s Group enter into, and duly execute, a sale and transfer agreement on substantially the terms set forth in Schedule 12 of the SPA pursuant to which the relevant member of the Seller’s Group sells and transfers the legal title in the German Real Estate to the Purchaser’s Group. For the avoidance of doubt and notwithstanding any other provision in this Agreement (with the only exception being the first sentence of this Clause 2.13, which shall prevail), this Agreement shall not constitute a legal claim by any member of the Purchaser’s Group against the member(s) of the Seller’s Group which own the German Real Estate to require the transfer of legal title in the German Real Estate, and no member of the Purchaser’s Group shall have a legal claim against such member(s) of the Seller’s Group to request the transfer of the legal title (Anspruch auf Übereignung) in the German Real Estate under this Agreement.

Wrong Pockets

2.14

In the event that, at any time after Completion (or after the relevant Delayed Transfer Time in respect of any Excluded Transacting Assets or New Transacting Assets, or time of completion in respect of a Post-Completion Transfer):

(a)	the Seller or a member of the Seller’s Group becomes aware that it holds or has received a DivestCo Asset (in each case, other than in the ordinary course of trading of the DivestCo Group);

(b)	the Company or a member of the DivestCo Group becomes aware that it holds or has received a RemainCo Asset (in each case, other than in the ordinary course of trading of the RemainCo Group),

(such Assets being “Wrong Pockets Assets”), except as provided otherwise in this Agreement, the Seller or the Company (as applicable) shall procure that the relevant Wrong Pockets Asset (together with any benefit or income arising on it, net of Tax and other out of pocket expenses accruing to a Group member as a result of holding that interest since Completion, or as applicable, the Delayed Transfer Time) is promptly transferred to (and accepted and assumed as applicable by) the relevant member of the DivestCo Group (in the case of DivestCo Assets) or the relevant member of the Seller’s Group (in the case of RemainCo Assets) (the “Correct Owner”), in each case without the Correct Owner being required to pay any further consideration in respect of the transfer of the Wrong Pocket Asset.

2.15

Until the effective time of the transfer in accordance with Clause 2.14 of any Wrong Pockets Asset, the party whose Group member holds such Wrong Pockets Asset (the “Wrong Pockets Owner”) shall procure that the Wrong Pockets Owner holds it (together with any benefit or income arising on it, net of Tax and other out of pocket expenses accruing to a Group member as a result of holding that interest since Completion, or as applicable, the Delayed Transfer Time) on trust for the Correct Owner.

2.16	If, after Completion:

(a)

any Seller’s Group member makes any payment or discharge of a DivestCo Liability, the Purchaser shall (or shall procure that the relevant Purchaser’s Group member shall) reimburse the relevant Seller’s Group member within twenty (20) Business Days of receipt of a demand (together with evidence of the relevant payment or discharge) for such payment or discharge; or

(b)

any Purchaser’s Group member makes any payment or discharge of a RemainCo Liability, the Seller shall (or shall procure that the relevant Seller’s Group member shall) reimburse the relevant Purchaser’s Group member within twenty (20) Business Days of receipt of a demand (together with evidence of the relevant payment or discharge) for such payment or discharge, in each case without any further adjustment to the Final Consideration (as defined under the SPA).

Cross-indemnification

2.17

Notwithstanding any other provision in this Agreement, on and from the Separation Effective Time, the Seller hereby indemnifies and shall keep indemnified the Purchaser and each member of the Purchaser’s Group against any and all Losses it suffers arising out of or in connection with any DivestCo Excluded Liability.

2.18

Notwithstanding any other provision in this Agreement, on and from the Separation Effective Time, the Company hereby indemnifies and shall keep indemnified the Seller and each member of the Seller’s Group against any and all Losses it suffers arising out of or in connection with any DivestCo Liability.

Separation Allocation Chart and Separation Steps Plans

2.19

The Seller or Purchaser may, from time to time, notify the Separation Committee of any proposed changes to the agreed terms of any Local Implementation Agreement, the Separation Allocation Chart and the Separation Steps Plans. The parties shall procure that the Separation Committee considers the proposed changes in good faith and the Separation Committee may approve or reject the change.

2.20	Upon approval in accordance with Clause 2.19, the agreed terms of the relevant document shall be deemed to be those so approved or deemed approved.

Separation Blueprint

2.21

The Separation Committee shall be responsible for finalising the Separation Blueprint, including by deciding on any matters that are identified as for joint planning or agreement (or similar). The parties shall procure that their representative Committee Members act in good faith in finalising the Separation Blueprint as soon as reasonably practicable following the Original Agreement Date.

2.22

The parties agree to use, and procure that their respective Group members use, their reasonable best endeavours to implement the Separation Blueprint in accordance with the timelines set out in the Separation Blueprint and allocation of responsibility in the Separation Blueprint.

2.23

The Seller or Purchaser may, from time to time, notify the Separation Committee of any proposed changes to the Separation Blueprint. The parties shall procure that the Separation Committee considers the proposed changes in good faith and the Separation Committee may approve or reject the change.

2.24

Notwithstanding anything in this Agreement and any of the contents of the Separation Blueprint, no party shall be obliged to take any action to implement the Separation Blueprint to the extent doing so would result in a breach of any applicable laws or regulations or require it to provide information of a commercially sensitive nature without first redacting such information. To avoid doubt, the Separation Committee shall not engage in any joint planning or agreement (or similar) prior to the CP Satisfaction Date that directs the pre-CP Satisfaction Date operations of the DivestCo Business or any businesses that comprise or will comprise the DivestCo Business prior to Completion.

Proposed Changes

2.25

When considering any change proposed pursuant to Clauses 2.19 or 2.23, the Separation Committee must act reasonably, and in any event the Separation Committee must promptly approve a change proposed by the Seller if such proposed change is not reasonably expected by the Separation Committee to result in any adverse consequence for the DivestCo Business, the Purchaser, the Company or any member of their respective Groups, taking into account any any indemnification in favour of the DivestCo Group in the SPA, including for secondary tax liabilities and Taxes in connection with Separation.

Consideration

2.26

The Seller shall prepare a draft allocation of the consideration or price for or value of any sales, purchases, transfers or other actions, transactions, matters or circumstances contemplated by and in connection with the Separation (including for the avoidance of doubt any DivestCo Share Transfer, Post-Completion Transfer and any Carve-Out), including for the avoidance of doubt any allocation of such to any Assets (the “Proposed Allocation”). The Seller shall as soon as reasonably practicable notify the Purchaser of its Proposed Allocation (including any changes it proposes to make to a previous Proposed Allocation) and give the Purchaser the opportunity to make comments thereon. In the event the Seller objects to any of the comments provided by the Purchaser, the Seller and Purchaser shall negotiate in good faith to mutually agree on the allocation (such agreed allocation, the “Final Allocation”). If no mutual agreement is reached, then the matter will be treated as a Dispute in accordance with Clause 33. The Separation Committee shall (and any Sub-Committees of the Separation Committee shall) accept a change to the Separation Materials if the change is related to such Final Allocation.

3.	DAY 1 OPERATING MODEL AND DELAYED TRANSFERS

Definitions

3.1	Unless the context requires otherwise, the following terms have the following meanings in this Clause 3:

(a)	“Delayed Transfer Time” means the earlier of such time notified by the Separation Committee to the parties pursuant to Clause 3.9 and the end of the TSA Period;

(b)	“Excluded Transacting Assets” means, in respect of a Transitional Transacting Entity:

(i)	each contract between the Transitional Transacting Entity and a third party customer, distributor or supplier in respect to the DivestCo Business (each a “Transitional Transacting Contract”);

(ii)

any assets or liabilities of the Transitional Transacting Entity arising as a result of a contract referred to in paragraph (i) or otherwise in respect of a third party customer, distributor or supplier relationship in respect to the DivestCo Business as conducted by the Transitional Transacting Entity immediately prior to the Separation Effective Time;

(iii)	legal (but, where possible, not beneficial) title to the Stock held by the Transitional Transacting Entity in connection with the DivestCo Business immediately prior to the Separation Effective Time;

(iv)	any RemainCo Group intercompany agreements in respect of the DivestCo Brands; and

(v)	any Authorisations required to sell the relevant Products or perform the Transitional Transacting Contracts.

(c)	“Net Economic Benefit” means the net economic benefit as described in Clause 3.5 in respect of DivestCo Products transacted through the Seller’s Group entities;

(d)	“New Transacting Assets” has the meaning given in Clause 3.11;

(e)	“Transitional Transacting Agreements” has the meaning given to it in Clause 3.3; and

(f)

“Transitional Transacting Entity” means each RemainCo Retained Entity that is subject to a Forward Carve-Out and that is identified by the Separation Committee as transacting directly with distributors, customers, suppliers or the principal of the Seller’s Group, in connection with the DivestCo Business, in accordance with Clause 3.9.

Delayed Transfers

3.2

Notwithstanding any other provision of this Agreement but subject to Clause 3.7, the following provisions shall apply in respect of a Forward Carve-Out of the Local Business of each Transitional Transacting Entity:

(a)	the Assets and Contracts of the Local Business to be transferred at the Separation Effective Time, and Shared Contracts for the purpose of Clause 14, shall exclude the Excluded Transacting Assets; and

(b)

at the Delayed Transfer Time in respect of the Transitional Transacting Entity, the Transitional Transacting Entity shall transfer to the relevant Local Purchaser (or comply with Clause 14 in respect of Shared Contracts) the Excluded Transacting Assets and the New Transacting Assets, in each case to the extent still held by the Local Seller at the Delayed Transfer Time, on the same terms as it would have at the Separation Effective Time but for this Clause 3.2 and as though each reference to the Separation Effective Time herein was a reference to the Delayed Transfer Time, provided that the reference to “eighteen (18) months” in Clause 5.12 shall be deemed to be a reference to “nine (9) months”;

(c)

for financial and management reporting purposes (or if not permissible under applicable law, only management reporting purposes), it is the intention of the parties (to the extent permissible under applicable law) to enable the Seller’s Group to deconsolidate the DivestCo Business in respect of any relevant Excluded Transacting Assets and for the Company to consolidate;

(d)

the transfer of the Excluded Transacting Assets and the New Transacting Assets to the Local Purchaser at the Delayed Transfer Time shall be for nil consideration and if any payment is required for local law purposes, the parties shall agree a mechanism whereby the Seller shall reimburse the Purchaser for the payment made by the Local Purchaser (save to the extent the consideration for a Excluded Transacting Asset was not paid for at Completion) save for the Delayed Time Inventory, which the Local Purchaser shall acquire from the relevant Transitional Transacting Entity for a value calculated on the basis set out in Schedule 3 of the SPA to be paid by the Local Purchaser to the Local Seller, subject to Clause 3.13.

Transitional Transacting and Net Economic Benefit

3.3

The Seller and the Company shall, or shall procure that the relevant RemainCo Group and DivestCo Group members respectively shall, enter into an agreement or agreements on or before the Separation Effective Time, pursuant to which, in respect of each Transitional Transacting Entity, the Transitional Transacting Entity will continue to sell the relevant Products and, where applicable, the relevant Local Purchaser shall (or shall procure that its Group members shall) supply the relevant Products to the Transitional Transacting Entity (whether as agent, distributor or otherwise, as approved by the Separation Committee in accordance with Clause 3.9) (each, a “Transitional Transacting Agreement”) in each case in a manner substantially consistent with the following principles:

(a)

the relevant Local Purchaser (the “Non-Transacting Entity”) shall be responsible for all Losses arising after the Separation Effective Time in connection with Products sold by the relevant Transitional Transacting Entity, including as a result of any breach of applicable law or product recall (except to the extent caused by: (i) any fraud or negligence by the Transitional Transacting Entity; (ii) any breach by the Transitional Transacting Entity of the terms of this Agreement or the Transitional Transacting Agreement; or (iii) any breach by any member of the Local Purchaser’s Group of the terms of any Transitional Services Agreement);

(b)	in relation to product recalls:

(i)	the Transitional Transacting Entity shall provide the Non-Transacting Entity all reasonable assistance (at the Non-Transacting Entity’s cost) in developing and implementing a recall strategy; and

(ii)

the Transitional Transacting Entity shall not initiate a product recall without the Non-Transacting Entity prior written consent, except as required by law (in such circumstance, with the prior consultation of the Non-Transacting Entity and taking into account the reasonable requests of the Non-Transacting Entity);

(c)

in the event that no Net Economic Benefit is realised and instead there is a negative Net Economic Benefit, the loss shall be for the account of the Non-Transacting Entity, and the Non-Transacting Entity shall compensate the Transitional Transacting Entity to the extent it directly incurs such loss;

(d)

the Transitional Transacting Entity shall be required to manage working capital (including accounts receivable, accounts payable and inventory, including relevant payment terms) in the ordinary course, in the same manner as the twenty four (24) months prior to the Original Agreement Date, and shall pass the Net Economic Benefit to the Non-Transacting Entity in a manner that does not result in the Non-Transacting Entity being in a materially different working capital position than it would be if it were the transacting entity. As soon as practicable after the Original Agreement Date, the Separation Committee shall establish and agree relevant payment terms to reflect this working capital principle which shall be included in each Transitional Transacting Agreement with a view to preserving the working capital position of the relevant Non-Transacting Entities;

(e)

payment of the Net Economic Benefit from the Transitional Transacting Entity to the Non-Transacting Entity shall be settled on a monthly basis. In the event such payment of the Net Economic Benefit results in a change of the DivestCo Group’s or RemainCo Group’s net working capital (on a normalised basis), such difference shall be settled within a time period to be agreed by the Separation Committee; and

(f)

in the event that a restriction under applicable laws or regulations applies (or would apply) to the performance by a Transferred DivestCo Employee (or persons who would become Transferred DivestCo Employees) of activities in connection with the Transitional Transacting Agreement (or any related services) to be establishing pursuant to this Clause 3.3, the parties shall be required to take such measures as are required to enable performance of the Transitional Transacting Agreement (or any related services), which may include the delayed transfer of persons who would otherwise become Transferred DivestCo Employees. To the extent not provided for elsewhere in the Transaction Documents, the Liabilities related to any person subject to such a delayed transfer will be apportioned as though such person became a Transferred DivestCo Employee at the Separation Effective Time.

3.4

The Company shall indemnify and hold harmless the RemainCo Group from all Loss relating to any RemainCo Retained Entity which is a Transitional Transacting Entity performing its obligations under the Transitional Transacting Agreement, any Excluded Transacting Asset or any New Transacting Asset, including, without limitation, any fees, costs and expenses incurred in connection with the maintenance of any Authorisations and compliance with any requirements of any governmental or other authority (other than the Accounts Payable as at the Separation Effective Time), in each case arising after the Separation Effective Time and excluding any Loss that arises due to: (i) any fraud or negligence by any member of the Seller’s Group (including the Transitional Transacting Entity); (ii) any breach by any member of the Seller’s Group (including the Transitional Transacting Entity) of the terms of this Agreement or the Transitional Transacting Agreement; or (iii) any breach by any member of the Seller’s Group of the terms of any Transitional Services Agreement. The Seller Parent shall procure that no member of the Seller’s Group recovers for a breach of or under this Clause 3.4, any Transitional Transacting Agreements (or any documents entered into pursuant to them) or otherwise more than once in respect of the same Losses suffered (or part of such Losses), with the intent that there will be no double counting for breach of or under such documents or otherwise (for the avoidance of doubt, taking into account any amount fully provided for in the Completion Accounts).

3.5

The arrangements under Clause 3.3 shall be on terms that provide for the relevant Non-Transacting Entity to receive the same net economic benefit as it would have had had it sold the Products directly to the relevant distributor or customer (whether by way of agency, management or distribution fee, licensing fee, or other charge) and purchased the relevant products and services directly from the relevant suppliers, in each case under the Excluded Transacting Assets or New Transacting Assets as applicable, provided that no expenses or costs shall be taken into account in the calculation of the Net Economic Benefit to the extent they are provided for under the Transitional Service Agreements or otherwise directly incurred by a member of the DivestCo Group. The terms of each Transitional Transacting Agreement shall ensure that, from the Separation Effective Time until the relevant Delayed Transfer Time, each Transitional Transacting Entity shall provide the relevant Non-Transacting Entity, within ten (10) days of the last Business Day of each calendar month, an individual report for the purposes of calculating the Net Economic Benefit in a form to be determined by the Separation Committee acting reasonably.

3.6

The Seller and the Purchaser shall together consult, acting reasonably and in good faith, with the Separation Committee in relation to the approach and form of Transitional Transacting Agreement to be entered into in respect of each Transitional Transacting Entity and shall take into account any reasonable comments of the Separation Committee.

3.7

The Seller shall not (and shall procure no member of the Seller’s Group shall) enter into any Transitional Transacting Agreement except as approved in accordance with Clause 3.9. Without prejudice to Clause 3.4, the parties agree that the entry by any members of the Seller’s Group and the Purchaser’s Group into any Transitional Transacting Agreements (following approval of such agreements in accordance with Clause 3.9), which reflect terms that that differ from those set out in Clauses 3.1 to 3.5, shall not be a breach of Clauses 3.1 to 3.5.

Notification Obligations

3.8

During the period commencing on the Original Agreement Date and ending at the Separation Effective Time, the Seller and the Purchaser shall cooperate in good faith in relation to the establishment of the “day 1 operating model” pursuant to this Clause 3, with a view to ensuring that immediately following the Separation Effective Time the DivestCo Group will have the economic benefit of the DivestCo Business notwithstanding that DivestCo Group members may not at that time hold certain Authorisations in respect of Products held by members of the Seller’s Group.

3.9

The Seller may provide the Separation Committee with written notice setting out those entities that are proposed to be Transitional Transacting Entities, the proposed Delayed Transfer Time in respect of each such Transitional Transacting Entity and the form of Transitional Transacting Agreement by no later than twenty (20) Business Days prior to the Separation Effective Time, in each case having first consulted with the Separation Committee in good faith and taken into account the reasonable comments of the Separation Committee, which matters the Separation Committee may approve or reject, in its absolute discretion, provided that it must promptly (and in any event within five (5) Business Days) approve any matters not reasonably expected by the Separation Committee to result in any adverse consequence for the DivestCo Business, the Purchaser, the Company or any member of their respective Groups.

3.10

In determining the Delayed Transfer Time in respect of a Transitional Transacting Entity, the Separation Committee shall have regard to the necessary Authorisations, IT Systems and functionality that the DivestCo Group requires in order to ensure that the DivestCo Group is in a position, on and from the Delayed Transfer Time, to continue to operate and conduct, in compliance with applicable laws and regulations, the relevant Local Business in substantially the same manner as it was conducted between the Separation Effective Time and the Delayed Transfer Time.

New Transacting Assets

3.11

In respect of each Transitional Transacting Entity, during the period commencing on the Separation Effective Time and ending on the relevant Delayed Transfer Time, the Seller shall procure that the Transitional Transacting Entity only enters into such new distributor, customer or supplier arrangements as notified in writing by the Purchaser to the Seller (the “New Transacting Assets”, which shall be deemed to include any other assets or liabilities (subject to the same exclusions set out in Clause 3.4) held exclusively in connection with such arrangements), provided that entry into such arrangements, in the Seller’s opinion (acting reasonably and in good faith), would not breach applicable law, would not bring the RemainCo Business into disrepute, would be consistent with the ordinary course of the DivestCo Business prior to the Separation Effective Time, and would not impose any Liabilities on the Seller’s Group which the indemnity in Clause 3.4 does not cover. Where applicable, the Seller shall procure that the terms of such New Transacting Assets expressly permit (without the need for any further third party consent) the transfer of the New Transacting Assets to the DivestCo Group on the Delayed Transfer Time.

Refundable Deposit

3.12

The parties agree that, at the same time as the Seller delivers the draft Indebtedness Schedule to the Purchaser (as defined and determined under the SPA), the Seller shall, acting reasonably and in good faith, estimate an amount equivalent to the value of the Stock comprising an Excluded Transacting Asset, other than Stock comprising non-finished goods in respect of the Senador Canedo manufacturing operation or that are subject to a Long Term Agreement (such Stock the “TSA Inventory”) to be calculated in accordance with the principles set out in Schedule 3 of the SPA (such amount the “Deposit Amount”). The Deposit Amount shall be paid by the Purchaser to the Seller, on Completion, treated as a potentially refundable deposit against the right to receive the legal and beneficial title in any Stock comprising a New Transacting Asset or Excluded Transacting Asset, other than Stock comprising non-finished goods in respect of the Senador Canedo manufacturing operation or that are subject to a Long Term Agreement, at a Delayed Transfer Time (“Delayed Time Inventory”).

3.13

The parties further agree that the Transitional Transacting Agreements shall provide for the purchase of the Delayed Time Inventory from the relevant Transitional Transacting Entity contemplated by Clause 3.2(d) and the full refund of the Deposit Amount contemplated by Clause 3.14 at the Delayed Transfer Time.

Ongoing Obligations

3.14	In respect of each Transitional Transacting Entity, during the period commencing on the Separation Effective Time and ending on the relevant Delayed Transfer Time:

(a)

the Seller shall procure that each Transitional Transacting Entity: (i) continues its corporate existence and does not take any steps to commence liquidation or winding up (or any similar process); (ii) conducts the relevant portion of DivestCo Business in the ordinary course and in compliance with applicable laws and regulations and does not, without the prior written approval of the Purchaser (such consent not to be unreasonably withheld or delayed), do or agree to do anything which is outside the ordinary course of the relevant portion of the DivestCo Business (except any acts or matters specifically authorised in the Transaction Documents, other than to the extent such conduct would diminish the value of the Excluded Transacting Assets or New Transacting Assets); (iii) satisfies its obligations under each Transitional Transacting Contract that it is a party to; and (iv) does not deal with, encumber or otherwise transfer any of the Excluded Transacting Assets or New Transacting Assets other than in accordance with the terms of the Transitional Transacting Agreements or with the Purchaser’s prior written consent;

(b)

the Seller shall procure that each Transitional Transacting Entity maintains any Authorisations held by it in respect of the Products (including import and export licences required to be held by the Transitional Transacting Entity to comply with its sales obligations pursuant to this Clause 3) as at the Separation Effective Time in good standing (at the Company’s cost to the extent such Authorisations exclusively relate to the relevant Local Business);

(c)

for financial reporting purposes the Purchaser shall direct and be responsible for the management and control of the relevant portion of the DivestCo Business held by Transitional Transacting Entities and the Seller shall, and shall procure that each such Transitional Transacting Entity shall, operate such portion of the DivestCo Business in accordance with the instructions of the Purchaser in line with the Seller’s existing policies and procedures (without the net levy of any management fees, allocations or other amounts by virtue of its legal ownership of any Excluded Transacting Assets or New Transacting Assets, except, where relevant, with respect to payments contemplated by the Transitional Transacting Agreements);

(d)

the Seller shall, and shall procure that each Transitional Transacting Entity, if requested by the Purchaser, provide the Purchaser all reasonably requested information (financial, commercial, operational and otherwise, including reasonable access to Seller personnel) in order to allow the Purchaser to: (i) calculate the Net Economic Benefit; or (ii) prepare the necessary arrangements in order to continue the relevant functions on and from the Delayed Transfer Time;

(e)

the Purchaser shall (and shall procure that each Purchaser’s Group member shall) use reasonable endeavours to comply with any reasonable request of a relevant Transitional Transacting Entity in connection with any requirements or requests of a government or other authority in connection with the Transitional Transacting Entity performing its obligations pursuant to this Clause 3.14;

(f)	the parties agree to discuss in good faith, acting reasonably, any request from the Purchaser or the Seller to amend the proposed day 1 operating model for a relevant Local Business; and

(g)	the Seller shall procure that each relevant Transitional Transacting Entity shall:

(i)	where the Transitional Transacting Entity considers or has reason to believe that a Product is not compliant with applicable laws and regulations, immediately notify the Purchaser;

(ii)

where the Transitional Transacting Entity considers or has reason to believe that a Product which it has made available is not compliant with applicable laws and regulations or presents a risk to human health immediately notify the Purchaser in writing and shall co-operate with the Purchaser to ensure that the necessary corrective action to bring the Product into compliance, to withdraw or recall it, as appropriate, is taken; and

(iii)

on receipt of any complaint or report from a user of a Product or any governmental or regulatory authority about suspected incidents related to a Product that the Transitional Transacting Entity has made available, immediately forward this information to the Purchaser.

Reverse Day 1 Operating Model

3.15

In respect of each DivestCo Transferred Entity that is subject to a Reverse Carve-Out and that is identified in accordance with the same process as set out in Clause 3.9 as transacting directly with distributors, customers, suppliers or the principal of the DivestCo Group, in connection with the RemainCo Business (if any), the parties agree:

(a)

that it is intended that the “day 1 operating model” set out in this Clause 3 shall apply in respect to such entities, with such appropriate changes as the Separation Committee determines necessary to reflect the nature of the arrangement in accordance with the same process as set out in Clause 3.9; and

(b)	the parties agree to act reasonably and in good faith to determine the precise terms of the arrangement, in accordance with the governance provisions set out in this Clause 3.

3.16

The parties agree that, at the same time as the Seller delivers the Indebtedness Schedule to the Purchaser (as defined and determined under the SPA), the Seller shall, acting reasonably and in good faith, estimate an amount equivalent to the value of the Stock relating to the RemainCo Business that is subject to the Reverse Carve-Out (such Stock the “Reverse TSA Inventory”) to be calculated in accordance with the principles set out in Schedule 3 of the SPA (such amount the “Reverse Deposit Amount”). The Reverse Deposit Amount shall be paid by the Seller to the Purchaser on Completion and treated as a potentially refundable deposit against the right to receive the legal and beneficial title in any Stock relating to the RemainCo Business that is subject to the Reverse Carve-Out at the delayed transfer time as determined in accordance with Clause 3.15.

4.	AUSTRALIAN, BRAZILIAN, FRENCH AND DUTCH BUSINESSES

4.1	Notwithstanding any other provision of this Agreement, the DivestCo Group, the DivestCo Transferred Entities, the DivestCo NewCos, the DivestCo Liabilities and the DivestCo Business shall exclude:

(a)

any Australian entity and such of the DivestCo Business as is conducted in Australia, unless and until the Condition set out in clause 5.1(c) of the SPA is satisfied in accordance with the SPA (and until such time this Agreement shall not form an agreement to sell or purchase any such entity or business);

(b)

any French entity (save for GHD France) and such of the DivestCo Business as is conducted in France, unless and until the French Acceptance Notice (as that term is defined in the SPA) is given in accordance with the SPA;

(c)

any Dutch entity and such of the DivestCo Business as is conducted in the Netherlands, unless and until the Dutch Acceptance Notice (as that term is defined in the SPA) is given in accordance with the SPA; and

(d)	Wella UK Ltd and any relevant part of the Wella UK Ltd business, unless and until a sale and purchase agreement for Wella UK Ltd is signed in accordance with Clause 8.8(b) of the SPA; and

(e)	the Irish DivestCo Business of Coty UK&I Ltd, unless and until a sale and purchase agreement for such Irish DivestCo Business is signed in accordance with Clause 8.8(c) of the SPA,

save for the purposes of (i) the obligations of the parties in this Agreement (other than those that provide for the transfer of such entities or businesses to the DivestCo Group), or (ii) Clause 7 of the SPA, the Seller’s Fundamental Warranties, the Seller’s Business Warranties, the Tax Warranties and the Tax Covenant (in each case, as those terms are defined in the SPA).

4.2

Notwithstanding any other provision of this Agreement, the parties agree that the Separation in respect of the Brazil Business shall be undertaken in accordance with the Brazil Term Sheet. The parties further agree to negotiate and agree in good faith definitive documentation giving effect to the terms of the Brazil Term Sheet as soon as reasonably practicable (and in any event on or before 20 November 2020).

5.	TRANSFER OF ASSETS AND LIABILITIES

5.1

Except as otherwise expressly provided for in the forms of the Local Implementation Agreements that are in the agreed terms as at the Original Agreement Date or as otherwise approved pursuant to Clause 2.19:

(a)

the Local Implementation Agreements in respect of each Carve-Out shall provide that the Carve-Out shall be effected on the terms of this Clause 5 (and shall otherwise procure that each Carve-Out is effected on such terms); and

(b)

where this Clause 5 is expressed to apply to a DivestCo Share Transfer, the Local Implementation Agreements in respect the DivestCo Share Transfer shall be effected on the terms of this Clause 5 (and shall otherwise procure that each DivestCo Share Transfer is effected on such terms).

Transferred Assets

5.2

On and from the Separation Effective Time, in respect of each Forward Carve-Out, Local Seller shall transfer, convey, assign and deliver the Assets in respect of the Local Business, free from any Encumbrances other than Permitted Encumbrances, and the Local Purchaser shall accept all of the Local Seller’s right, title and interest in, to and under such Assets, on and subject to the terms of this Clause 5 as applicable.

Assumed Liabilities

5.3	On and from the Separation Effective Time:

(a)

in respect of each Forward Carve-Out, Local Purchaser shall assume, perform, pay and discharge such DivestCo Liabilities in respect of the Local Business, and the Local Purchaser shall indemnify the Local Seller against Losses it suffers arising out of any failure to so assume, perform, pay and discharge such DivestCo Liabilities; and

(b)

in respect of each Reverse Carve-Out, the Local Purchaser shall assume, perform, pay and discharge such RemainCo Liabilities in respect of the Local Business, and the Local Purchaser shall indemnify the Local Seller against Losses it suffers arising out of any failure to so assume, perform, pay and discharge such RemainCo Liabilities in respect of the Local Business, in each case, save to the extent any Liability is subject to any other express treatment in this Agreement or the SPA.

5.4

Each party shall (and shall procure that its Group members shall) promptly and at its own cost and expense provide all information and assistance and take all steps reasonably requested by another party to assist in the assumption, payment or discharge of the relevant liabilities pursuant to Clause 5.3 above.

Contracts and Business Claims

5.5

During the period commencing on the Original Agreement Date and ending, in respect of each Contract, on the earlier of the date such Contract is transferred to the DivestCo Group in accordance with this Clause 5 or eighteen (18) months after the Original Agreement Date:

(a)

the parties shall (and shall procure that each member of their respective Groups shall) co-operate in good faith to agree a process to identify all Contracts in respect of the DivestCo Business and in each case, to the extent required, formulate a strategy to engage with the contractual counterparty to procure that the benefit of such Contract vests with the DivestCo Group on or before the Separation Effective Time;

(b)

the Seller shall, and shall procure that each member of the Seller’s Group shall, use its reasonable endeavours to maintain all material relationships under the Contracts in respect of the DivestCo Business, including fulfilling their obligations under such Contracts in the ordinary course of business; and

(c)

it being acknowledged that any increased costs under a Contract shall be borne by each Local Purchaser, the Seller shall, and shall procure that each member of the Seller’s Group shall, consult with the Purchaser prior to offering or accepting any incentive, payment, discount, increased cost or similar arrangement to/from a counterparty of a Contract in respect of the DivestCo Business in order to procure the transfer of the Contract to the DivestCo Group.

5.6	Subject to Clauses 3.2, 5.7 and 14.1, the Local Implementation Agreements shall provide for the transfer of each Contract and Business Claim subject to a Carve-Out as follows:

(a)

on or before the Separation Effective Time, each Local Seller shall transfer the full benefit of each Contract and Business Claim relating to the Local Business to which the Local Seller is party or beneficiary (as applicable) to the Local Purchaser by way of assignment, novation or otherwise; and

(b)

subject to Clause 2.17, the Local Purchaser shall assume the Liabilities of the Local Seller under each such Contract, comply with the obligations of the Local Seller under each such Contract, and indemnify the Local Seller for any Loss arising under each such Contract whether arising before, on or after the Separation Effective Time.

5.7

Notwithstanding anything in this Agreement or any Local Implementation Agreement to the contrary, neither this Agreement nor any Local Implementation Agreement shall constitute an agreement to sell, assign, transfer, convey or deliver any interest in any Contract or a Business Claim if such a sale, assignment, transfer, conveyance or delivery thereof:

(a)	would be prohibited by applicable law or regulation; or

(b)

would, without the approval (including deemed approval if applicable), authorisation or consent of, filing with, notification to, or granting or issuance of any licence, order, waiver or permit by, any relevant person (collectively “Transfer Approvals”):

(i)	constitute a breach or other contravention of any Contract; or

(ii)	be ineffective, void or voidable,

in the case of each of sub-clause (i) and (ii), unless and until such Transfer Approval is obtained.

5.8

The Seller shall, and shall procure that each member of the Seller’s Group (including the Local Seller in respect of each Carve-Out) shall, use their reasonable best endeavours to obtain as soon as possible, subject to clause 5.5(c):

(a)	any Transfer Approval required; and

(b)

in respect of each DivestCo Share Transfer and each Carve-Out, any approval (including deemed approval if applicable), authorisation or consent of, filing with, notification to, or granting or issuance of any licence, order, waiver or permit by, any relevant person (a “CoC Approval”) in relation to a Contract to which Clause 5.7 does not apply, without which the Separation or Transaction would result in:

(i)	a breach or other contravention of the Contract;

(ii)	a counterparty to the Contract becoming entitled to terminate the Contract,

in each case both before and after the Separation Effective Time and shall:

(c)	keep the Company and the Purchaser fully informed in writing of the progress of obtaining the relevant Transfer Approval or CoC Approval and, where applicable, effecting the transfer; and

(d)	maintain the corporate existence of any Local Seller that is party to the relevant Contract or that is entitled to make the relevant Business Claim until:

(i)	the relevant Contract is transferred; or

(ii)

in respect of a Business Claim, the Business Claim is transferred and all amounts received after the Separation Effective Time in settlement of any Business Claim are paid to pursuant to Clause 5.11(a)(i).

5.9

The Purchaser shall (and shall procure that its Group shall) provide such reasonable assistance as may be reasonably requested in connection with the obtaining of any Transfer Approval or CoC Approval.

5.10

Any Transfer Approval or CoC Approval that is required from third parties that are members of the Seller’s Group is deemed to have been given by the Seller on the Original Agreement Date, as agent and on behalf of such member of the Seller’s Group.

5.11	In the event that a Transfer Approval or a CoC Approval is not obtained by the Separation Effective Time:

(a)	in the case of a Transfer Approval, unless and until the Transfer Approval is obtained:

(i)	the Local Seller in respect of the relevant Contract or Business Claim shall:

(1)

to the extent permissible, hold on trust absolutely any rights under the Contract or Business Claim and account to the Local Purchaser for any benefit it receives in relation to such Contract or Business Claim, and do all things as may reasonably be required to ensure that the transferee receives that benefit (including by enforcing any right against any other party to the Contract or Business Claim) (the “Benefits”); or

(2)	where holding on trust is not permissible, make such other arrangements with the relevant Local Purchaser to provide the relevant Local Purchaser the relevant Benefits;

(ii)

in the case of a Contract, the relevant Local Purchaser shall perform the obligations of the Local Seller under the Contract as the sub-contractor or agent of the Local Seller or, to the extent that is not permissible under the terms of the Contract or any applicable laws or regulations, shall co-operate with the Local Seller and take such action as may be reasonably required to enable that Contract to be duly performed and to give the Local Purchaser the benefit and burden of such Contract to the same extent as if it had been novated at the Separation Effective Time; and

(b)	subject to Clause 5.12, in the case of a Transfer Approval or CoC Approval, the parties shall continue to comply with Clauses 5.8 and 5.9 in relation to such Contract or Business Claim.

5.12

If a Transfer Approval or CoC Approval is required but not able to be obtained within eighteen (18) months following the Separation Effective Time, and in the case of a Transfer Approval the alternative arrangements set out in Clause 5.11(a) cannot to be put in place by such time, either the Local Seller or the Local Purchaser (or any party) may give written notice to the other excluding the Contract from the transaction with the effect that (on and from such notice being given):

(a)

in respect of a Transfer Approval – the relevant Contract or Business Claim shall be deemed an Excluded Asset and no party (or any Local Seller or Local Purchaser) shall have any further obligations under this Clause 5 in respect of such Contract or Business Claim; and

(b)	in respect of a CoC Approval – the parties (including any Local Seller or Local Purchaser) shall have no further obligations under this Clause 5 in respect of the relevant Contract or Business Claim.

5.13

Notwithstanding that a Contract may not be transferred to a member of the DivestCo Group in accordance with Clause 5.12, the Seller shall, and shall procure that each member of the Seller’s Group shall for a period of eighteen (18) months after the Separation Effective Time, use reasonable best endeavours to:

(a)

ensure that the DivestCo Group and Purchaser’s Group shall have the right to access and retain all necessary information (including the contact details of the counterparty) relating to the relevant Contract to the extent permissible under applicable law and the terms of the relevant Contract; and

(b)	cooperate in good faith with the DivestCo Group and the Purchaser’s Group to facilitate reasonably appropriate arrangements to maximise the continuity of business of the relevant DivestCo Business.

Real Estate

5.14

During the period commencing on the Original Agreement Date and ending, in respect of each relevant property, on the earlier of the date such property is transferred to the DivestCo Group in accordance with this Clause 5 or eighteen (18) months after the Original Agreement Date:

(a)

the parties shall (and shall procure that each member of their respective Group shall) co-operate in good faith to agree a process to identify any additional properties that are owned, leased or otherwise used by the Seller’s Group in respect of the DivestCo Business and in each case, to the extent required, formulate a strategy to engage with the contractual counterparty to procure that the benefit (or the relevant proportion of the benefit) of such property is transferred to the DivestCo Group;

(b)

the Seller shall, and shall procure that each member of the Seller’s Group shall, use reasonable best endeavours to maintain all material relationships in respect of any Properties (including any identified under Clause 5.14(a)), including by using reasonable best endeavours to fulfil their material obligations under any relevant lease, sub-lease or licence in the ordinary course of business; and

(c)

it being acknowledged that costs associated with increases in the rental or other amounts due under a Lease shall be borne by the relevant Local Purchaser, the Seller shall, and shall procure that each member of the Seller’s Group shall consult with the Purchaser prior to offering or accepting any incentive, payment, discount, increased rent or similar arrangement to/from a counterparty of a Property Lease.

5.15

Subject to this Clause 5.15 and Clause 5.16, the Local Implementation Agreements shall provide for the transfer of each Property (other than the Shared Properties) subject to a Carve-Out to the relevant Local Purchaser as follows:

(a)	with respect to Properties in which the Seller’s Group has a freehold interest:

(i)

on or before the Separation Effective Time, the Local Seller shall transfer its freehold interest in the Property, free from any Encumbrances other than Permitted Encumbrances, to the relevant Local Purchaser pursuant to a conveyance deed or similar instrument; and

(b)	with respect to Properties in which the Seller’s Group has a leasehold interest:

(i)

on or before the Separation Effective Time, the Local Seller shall transfer and assign its leasehold interest in the Property (including its interest in any related cash deposits), free from any Encumbrances other than Permitted Encumbrances, to the relevant Local Purchaser by way of assignment of such Lease; and

(ii)

subject to Clause 2.17, the Local Purchaser shall assume all the rights, obligations and Liabilities under the assigned Lease (whether arising before, on or after the Separation Effective Time, other than the Accounts Payable in respect of any Forward Carve-Out).

5.16

Notwithstanding anything in this Agreement or any Local Implementation Agreement to the contrary, neither this Agreement nor any Local Implementation Agreement shall constitute an agreement to sell, assign, transfer, convey or deliver any interest in any Property subject to a Lease if such a sale, assignment, transfer, conveyance or delivery thereof:

(a)	would be prohibited by applicable law or regulation; or

(b)

would, without the approval (including deemed approval if applicable), authorisation or consent of, filing with, notification to, or granting or issuance of any licence, order, waiver or permit by, any relevant person (a “Property Transfer Approval”):

(i)	constitute a breach or other contravention of any Lease; or

(ii)	be ineffective, void or voidable,

in the case of each of sub-clause (i) and (ii), unless and until such Property Transfer Approval is obtained.

5.17	The Seller shall, and shall cause each member of the Seller’s Group to, use its reasonable best endeavours to obtain as soon as possible, subject to clause 5.14(c):

(a)	any Property Transfer Approval required; and

(b)

any approval (including deemed approval if applicable), authorisation or consent of, filing with, notification to, or granting or issuance of any licence, order, waiver or permit by, any relevant person in relation to a Lease to which Clause 5.16(b)(ii) does not apply, without which there would be a breach or other contravention of the Lease (a “Property CoC Approval”), in each case both before and after the Separation Effective Time and shall:

(c)	keep the Company and the Purchaser reasonably informed in writing of the progress of obtaining the relevant Property Transfer Approval or Property CoC Approval and effecting the transfer; and

(d)	maintain the corporate existence of the Group member that is party to the Lease until such Lease is transferred or terminated pursuant to Section 5.21.

5.18

The Purchaser shall (and shall cause its Group to) provide such reasonable assistance as may be reasonably requested in connection with the obtaining of any Property Transfer Approval or Property CoC Approval.

5.19

Any Property Transfer Approval or Property CoC Approval that is required from third parties that are members of the Seller’s Group is deemed to have been given by the Seller on the Original Agreement Date, as agent and on behalf of such member of the Seller’s Group.

5.20

In the event that a Property Transfer Approval is not obtained by the Separation Effective Time, and such Property Transfer Approval is not required with respect to a Sublease or a Facility Licence, the parties will cooperate in good faith to enter into a Sublease or Facility Licence in accordance with the principles set out in Clause 14.

5.21

If a Property Transfer Approval or Property CoC Approval is required for the transfer of the Property but not able to be obtained within eighteen (18) months following the Separation Effective Time or has been expressly refused by the counterparty, and in the case of a Property Transfer Approval the arrangement set out in Clause 5.20 cannot be put in place by such time, the Seller may give written notice to the Purchaser electing to exclude the relevant Property with the effect that:

(a)

in respect of a Property Transfer Approval – the relevant Property shall be excluded from the relevant Business, Assets and Properties and no party (or any Local Seller or Local Purchaser) shall have any further obligations under this Clause 5 in respect of such Property, save in respect of any Sublease or Facility Licence that was granted pursuant to clause 5.20 which shall continue pursuant to its terms; and

(b)

in respect of a Property CoC Approval – the parties (including any Local Seller or Local Purchaser) shall have no further obligations under this Clause 5 in respect of the relevant Property, save in respect of any Sublease or Facility Licence that was granted pursuant to clause 5.20 which shall continue pursuant to its terms.

5.22

Notwithstanding that a Property may not be transferred to a member of the DivestCo Group in accordance with clause 5.21, the Seller shall, and shall procure that each member of the Seller’s Group shall for a period of eighteen (18) months after the Separation Effective Time, use reasonable endeavours to:

(a)

ensure that the DivestCo Group and Purchaser’s Group shall have the right to access and retain all necessary information (including the contact details of the counterparty) relating to the relevant Property to the extent permissible under applicable law and the terms of any relevant Lease; and

(b)	cooperate in good faith with the DivestCo Group and the Purchaser’s Group to facilitate reasonably appropriate arrangements to maximise the continuity of business of the relevant DivestCo Business.

Stock

5.23

Notwithstanding Clause 2.1, if any Stock is subject to a reservation of title in favour of a third party supplier, the Local Seller of such Stock will be deemed to sell such Stock together with its right to possess, deal in and perfect the title to such Stock, to the extent the Local Seller is able to pass such rights on. If, following the Separation Effective Time, the Local Seller acquires further or better title or right to such Stock that title or right shall automatically vest in the relevant Local Purchaser without any further action being required.

Intellectual Property

5.24

In respect of each Carve-Out involving the transfer or sale of Intellectual Property Rights, the relevant Local Implementation Agreement shall provide that solely to the extent that such Intellectual Property Rights were in use by the DivestCo Business in the relevant territory (or the DivestCo Business has documented plans for such use) as of the Separation Effective Time, the Local Purchaser and the Local Seller shall coordinate with respect to the following:

(a)	the notarisation, authentication, legalisation or consularisation of any documents effecting to the transfer of the Intellectual Property Rights pursuant to such Local Implementation Agreement; and

(b)	the recording of such transfers or transfer documents as may be necessary or appropriate to update record title to such Intellectual Property Rights to reflect such transfer,

including, for the avoidance of doubt, in relation to any “chain of title” transfers which have not been effected or recorded in relation to transfers (or other registrable transactions) in relation to such Intellectual Property Rights which have or should have occurred prior to the transfer or sale of such Intellectual Property Rights pursuant to the relevant Local Implementation Agreement.

In respect of Intellectual Property Rights that were not used or planned to be used by the DivestCo Business but are included in the Business IP Assets, the Local Seller shall, at Local Purchaser’s expense, take all reasonable steps and execute all documents as the Local Purchaser may from time to time reasonably require in order to secure the Local Purchaser’s rights under such Intellectual Property Rights.

5.25	The parties shall procure that the following provision shall be incorporated into the Transitional Services Agreements:

“All Intellectual Property rights in or to any software materials, tools, processes, methodologies, operating manuals, specifications, documents or other materials that are created by the Service Provider in the course of the performance of any Service Provider obligations under this Agreement and that relate exclusively or predominately to the DivestCo Business (the “Developed Materials”) shall vest in the Service Recipient immediately on their creation. If, at any time and from time to time, through the performance of the Services, Service Provider, its employees, Affiliates or any Subcontractor is deemed to be the first owner of any Intellectual Property right in or to any of the Developed Materials, Service Provider hereby assigns, or shall procure the assignment, to the Service Recipient absolutely with full title guarantee (or such title as it holds with limited title guarantee) all right, title and interest (present and future) in any Intellectual Property rights in the Developed Materials. Service Recipient hereby grants to Service Provider a perpetual, irrevocable, royalty-free, fully paid-up, sublicensable (to Affiliates and service providers), transferrable (in connection with a sale of the business to which such Developed Materials relate) worldwide license to access, use, copy, modify, support, maintain and distribute the Developed Materials (including any Intellectual Property Rights therein) to the extent used or useful in Service Provider’s business. Service Provider hereby grants to Service Recipient a perpetual, irrevocable, royalty-free, fully paid-up, sublicensable (to Affiliates and service providers), transferrable (in connection with a sale of the business) worldwide license to access, use, copy, modify, support, maintain and distribute, to the extent used or useful in Service Recipient’s business, any other materials (including any Intellectual Property Rights therein) that are created by the Service Provider in the course of the performance of any Service Provider obligations under this Agreement and that relate, but not exclusively or predominantly, to the DivestCo Business.”

Accounts Payable and Accounts Receivable

5.26	Notwithstanding anything else in this Agreement:

(a)	in respect of each Forward Carve-Out:

(i)	the Accounts Payable of the Local Seller shall be retained by the Local Seller regardless of the Business to which they relate; and

(ii)

the Accounts Receivable of the Local Seller shall be retained by the Local Seller regardless of the Business to which they relate save for the DivestCo Specified Accounts Receivable, in respect of which beneficial title shall be transferred to the Local Purchaser; and

(b)	in respect of each Reverse Carve-Out:

(i)

the Accounts Payable of the Local Seller shall be retained by the Local Seller regardless of the Business to which they relate, provided however that the Seller shall (and shall procure that its Group members) use reasonable best endeavours to minimise such Accounts Payable to the extent that they relate to the RemainCo Business; and

(ii)

the Accounts Receivable of the Local Seller shall be retained by the Local Seller regardless of the Business to which they relate, provided however that the Seller shall (and shall procure that its Group members) use reasonable best endeavours to minimise such Accounts Receivable prior to the Separation Effective Time to the extent that they relate to the RemainCo Business (and instead ensuring such Accounts Receivables shall be owned by a member of the DivestCo Group).

5.27

The parties agree that, on and from the Separation Effective Time the Seller shall (and shall procure that each Local Seller that is a RemainCo Group member shall) use its reasonable best endeavours to collect the DivestCo Specified Accounts Receivable on behalf of each Local Purchaser that has received beneficial title under Clause 5.26(a)(ii), using the same standard of collection as it does for its own Accounts Receivable.

5.28

Within fifteen (15) Business Days of Completion, the Seller shall provide to the Purchaser a list of the Accounts Receivable transferred legally or beneficially to a Local Purchaser that is part of the DivestCo Group as at the Separation Effective Time, in a format to be agreed between them acting reasonably.

5.29	Subject to the terms of any Transitional Transacting Agreement, on the 25th of each calendar month, commencing in the second calendar month after the Separation Effective Time:

5.29.1

the Seller shall provide the Purchaser with a statement of the Accounts Receivables collected in the prior calendar month for the DivestCo Group’s account (or, in the case of the first such month, the period between the Separation Effective Time and the end of such prior calendar month), such amount being the “Seller Balance”); and

5.29.2	the Seller shall pay to the Company (or cause its Group members to pay to the relevant DivestCo Group members as applicable) the Seller Balance.

5.30

The obligations of each party under Clauses 5.27, and 5.29 shall cease absolutely at the end of the TSA Period, save that if thereafter any payments are made to the RemainCo Group in respect of Accounts Receivable of the DivestCo Group, the Seller shall remit (or cause to be remitted) the same to the DivestCo Group following the calendar month of receipt and in each case as subject to any alternative arrangements set out in a Transitional Transacting Agreement.

Tooling

5.31

In relation to each Carve-Out, on or before the Separation Effective Time, the Local Seller shall transfer to the Local Purchaser the ownership of the Tooling in respect of the relevant Local Business, free from any Encumbrances other than Permitted Encumbrances, and make the Tooling available for use by the Local Purchaser at the premises at which the Tooling is located as at the Separation Effective Time (including premises of vendors).

Domain Names and Social Media Properties

5.32

In relation to each Carve-Out, the Local Seller shall instruct any applicable registrars and social media platforms to transfer the ownership or registration of any Domain Names and Social Media Properties of the Local Business to the relevant Local Purchaser and provide such account information to the Local Purchaser as is required to allow such member to have practical control over the relevant Domain Name and Social Media Properties, in each case on or before the Separation Effective Time, or promptly following the Separation Effective Time. To the extent that the relevant social media platform does not permit transfers of ownership or registration, the Local Seller will do all things reasonably required by the Purchaser in order to provide the Local Purchaser with the benefit of the applicable social media property to the Local Purchaser.

6.	GUARANTEES AND INDEMNITIES

6.1

On or before the Separation Effective Time, or as soon as practicable thereafter, each of the Seller and the Company shall (and shall procure that the RemainCo Group members and the DivestCo Group members respectively shall) use reasonable endeavours to:

(a)

have any RemainCo Group member removed as guarantor of or obligor for any DivestCo Liability to the extent related to the DivestCo Liability, including the removal of any Encumbrance other than Permitted Encumbrances on any RemainCo Asset that may serve as collateral or security for any such DivestCo Liability (including the German Land Charge); and

(b)

have any DivestCo Group member removed as guarantor of or obligor for any RemainCo Liability to the extent related to the RemainCo Liability, including the removal of any Encumbrance other than Permitted Encumbrances on any DivestCo Asset that may serve as collateral or security for any such RemainCo Liability.

6.2	To the extent required to obtain a release from a guarantee in accordance with Clause 6.1 of:

(a)

any member of the DivestCo Group, the Seller shall (or shall procure that the relevant RemainCo Group member shall) execute a guarantee agreement in the form of the existing guarantee or such other form as is reasonably requested by the guaranteed party under such guarantee agreement, except to the extent that such existing guarantee contains terms with which the RemainCo Group would be reasonably unable to comply (or not reasonably able to avoid breaching); and

(b)

any member of the RemainCo Group, the Company shall (or shall procure that the relevant DivestCo Group member shall) execute a guarantee agreement in the form of the existing guarantee or such other form as is reasonably requested by the guaranteed party under such guarantee agreement, except to the extent that such existing guarantee contains terms with which the DivestCo Group would be reasonably unable to comply (or not reasonably able to avoid breaching), provided that, without prejudice to Clause 6.3 in respect of such guarantee, neither the Seller or the Company (or any of member of their respective Groups) agrees to any replacement guarantee that is more onerous for a member of the DivestCo Group than the original guarantee, without the Purchaser’s prior written consent.

6.3	If a person cannot be removed from a guarantee as provided for in Clause 6.1 on or before the Separation Effective Time:

(a)

the Seller (in respect of guarantees or obligations referred to in Clause 6.1(b)) or the Company (in respect of guarantees or obligations referred to in Clause 6.1(a)) shall indemnify, defend and hold harmless the guarantor or obligor against or from any Loss arising from or relating thereto and shall, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligation or other liabilities of such guarantor or obligor thereunder; and

(b)

the relevant party shall (and shall procure that its Group members shall) not agree to renew, extend the term of, increase any obligations under or transfer to any person, any loan, guarantee, lease, contract or other obligation in relation to such a guarantor or obligor unless all obligations of the guarantor or obligor are terminated on terms satisfactory to the guarantor or obligor.

7.	INTERCOMPANY CONTRACTS

7.1	The parties agree that, between the Original Agreement Date and the Separation Effective Time, the Purchaser and the Seller shall co-operate in good faith to agree a process to identify:

(a)

any and all agreements (whether documented or not) between RemainCo Group members (on one hand) and DivestCo Group members (on the other hand) and agree the treatment of such agreements, including whether certain contracts shall be settled, discharged or otherwise terminated prior to the Separation Effective Time, or whether certain agreements shall survive and remain in force on and from the Separation Effective Time; and

(b)

any and all intercompany receivables, payables, loans and other accounts between RemainCo Group members (on one hand) and DivestCo Group members (on the other hand), other than the loan notes set out in the Loan Notes Repayment Schedule (as defined in the SPA) (the “Intercompany Balances”) and agree the treatment of such balances, including whether certain balances should be settled, waived, discharged or otherwise terminated prior to the Separation Effective Time, or whether certain balances shall survive and remain on foot.

7.2

Where it is agreed pursuant to Clause 7.1(b) that an Intercompany Balance shall be waived, discharged or otherwise terminated other than by way of full settlement (including any non-cash settlement or set-off), the Seller shall indemnify and hold harmless the Company and each other member of the DivestCo Group, within twenty (@0) Business Days of receipt of a demand, from any Losses incurred or payable by the DivestCo Group (whether arising on, before or after the Separation Effective Time) in connection with such waiver, discharge or other termination.

8.	HEDGING

The Seller shall (and shall procure that the RemainCo Group shall) use reasonable best endeavours to procure that, on and from the Separation Effective Time, the DivestCo Business has hedging arrangements in place, each held by a member of the DivestCo Group, that reflect the ordinary course hedging arrangements that the DivestCo Business has implemented in the twenty four months (24) months prior to the Original Agreement Date in respect of commodities, having first consulted with the Separation Committee regarding such arrangements.

9.	FACTORING ARRANGEMENTS

9.1	In this Clause 9:

(a)	“Factoring Arrangements” means the Non-Recourse Factoring Arrangements and the Recourse Factoring Arrangements;

(b)	“Non-Recourse Factoring Arrangements” means:

(i)	the master factoring agreement dated 25 September 2019 between the Seller Parent and BNP Paribas Factor (the “Master Factoring Agreement”);

(ii)	accession agreement no. 01081058 to the Master Factoring Agreement dated 25 September 2019 between Coty UK&I Ltd, the Seller Parent and BNP Paribas Factor;

(iii)

accession agreement no. 01081173 EUR and 01085158 GBP to the Master Factoring Agreement dated 25 September 2019 between HFC Prestige International Operations Switzerland Sàrl, the Seller Parent and BNP Paribas Factor;

(iv)	accession agreement no. 01084938 to the Master Factoring Agreement dated 25 September 2019 between Coty Eastern Europe Sp. Z.o.o., the Seller Parent and BNP Paribas Factor;

(v)	accession agreement no. 01081033 to the Master Factoring Agreement dated 26 September 2019 between Coty Italia S.R.L., the Seller Parent and BNP Paribas Factor;

(vi)	the factoring agreement titled ‘Factoringvertrag’ dated 14 December 2018 between Coty Beauty Germany GmbH and Markant Finanz AG; and

(vii)	the factoring and confirming agreement dated 22 June, 2011 between Coty Astor, S.A., Coty Prestige España, S.A. and Santander Factoring y Confirming, S.A.; and

(c)

“Recourse Factoring Arrangements” means such portion of the Uncommitted Receivables Purchase Agreement dated 19 March 2019 between the Seller Parent, HFC Prestige International U.S. LLC, HFC Prestige Products, Inc. and BNP Paribas as is expressly stated therein to be on a recourse basis.

9.2

The Seller shall (and shall procure that the relevant Seller’s Group members shall) ensure that, on or prior to the Separation Effective Time, no invoices remain factored (but unpaid) pursuant to the Factoring Arrangements (other than invoices relating to the Retail Hair Business), and the Factoring Arrangements are validly amended or terminated insofar as applicable to ensure that, on and from the Separation Effective Time, invoices relating to the DivestCo Group and each Transitional Transacting Entity in respect of a Forward Carve-Out will no longer be capable of being factored or confirmed under the Factoring Arrangements.

9.3

Between the Original Agreement Date and the Separation Effective Time, the Seller shall, and shall procure that each member of the Seller’s Group shall, co-operate in good faith with the Purchaser and the Company to identify, negotiate and implement appropriate arrangements to replace the Factoring Arrangements as they apply to a DivestCo Business.

10.	CME JOINT VENTURE

10.1

The parties acknowledge and agree that, on and from the Separation Effective Time, the DivestCo Group (and the DivestCo Business) shall not continue to participate in the Coty Middle East Joint Venture established pursuant to the shareholders’ agreement between Chalhoub Group Limited and Coty SAS dated 4 March 2004, as amended pursuant to amendments dated 17 September 2013, 2 July 2014, 31 May 2017, 11 September 2017 and 29 November 2017 (the “CME JV”) and shall cease to be entitled to distribute any goods via the CME JV.

10.2

As soon as practicable after the Original Agreement Date, the Seller shall make contact with and notify Chalhoub Group Limited of the Acquisition and the cessation of the DivestCo Business’s participation in the CME JV. Such notification shall include a request for written acknowledgement from Chalhoub Group Limited that:

(a)	on and from the Separation Effective Time, the relevant Products will no longer be subject to the CME JV; and

(b)	on the Separation Effective Time, the licence granted to Coty Middle East FZCO with respect to the relevant Products will be terminated.

11.	RIGHT TO USE GLOBAL DOCUMENTS

11.1

With effect from the Separation Effective Time, the DivestCo Group shall be entitled to use (on a non-transferable, non-exclusive, royalty-free basis) the Global Documents for the purposes of adapting them for use in the DivestCo Business.

12.	DIVESTCO GROUP CORPORATE CHANGES

12.1

On or before the Separation Effective Time, the Seller shall use its reasonable best endeavours to cause each RemainCo Employee to be removed from the board of each DivestCo Group with effect on and from Completion.

13.	PRODUCT RECALLS

13.1

Provided that nothing in this Clause 13 shall prevent either party from performing any action required to be performed by it under any applicable law or regulation, the parties agree that no member of the Seller’s Group shall initiate a recall of the Products, whether such Products were manufactured, supplied or sold prior to or after the Separation Effective Time, without the prior written consent of the Purchaser, not to be unreasonably withheld of delayed.

13.2	If any member of the DivestCo Group is legally required to, or voluntarily elects to, conduct a recall of a material quantity of Products:

(a)	the Company shall notify Seller of its intention to initiate a recall;

(b)	the Seller shall, and shall procure each member of the RemainCo Group shall, give all reasonable assistance required by the Company to locate and recover the relevant recalled products;

(c)

the Seller shall, and shall procure each member of the RemainCo Group shall, notify the Company of any communications from government authorities in respect of, or in connection with, the relevant product recall; and

(d)	the Company shall rework and/or destroy all recalled products at its own cost.

14.	SHARED ASSETS

Shared Contracts

14.1	Except as expressly provided otherwise or as approved by the Separation Committee, Clause 5.6 shall not require the transfer or assignment of any Shared Contract.

14.2

During the period commencing on the Original Agreement Date and ending, in respect of each Shared Contract, on the earlier of the date such Shared Contract is transferred to the DivestCo Group in accordance with this Clause 14 or eighteen (18) months after the Original Agreement Date:

(a)

the parties shall (and shall procure that each member of their respective Group shall) co-operate in good faith to agree a process to identify all Shared Contracts and formulate a strategy to engage with the contractual counterparty to procure that the relevant portion of the Shared Contract vests with the DivestCo Group;

(b)

the Seller shall, and shall procure that each member of the Seller’s Group shall, use its reasonable best endeavours to maintain all material relationships under the Shared Contracts, including by fulfilling their obligations under the Shared Contracts in the ordinary course of business (including as the Shared Contract relates to a DivestCo Business); and

(c)

the Seller shall, and shall procure that each member of the Seller’s Group shall, consult with the Purchaser prior to offering any incentive, payment, discount or similar arrangement to a counterparty of a Shared Contract.

14.3	In respect of each Shared Contract, the parties shall, and shall procure that their respective Groups shall:

(a)

transfer or assign only the relevant portion of the benefit and burden (including liabilities arising before, on or after the Separation Effective Time in respect of the period on and from the Separation Effective Time, subject to Clause 5.26) of the Shared Contract pursuant to Clause 5.6 if permitted on the terms of the Shared Contract or otherwise with the agreement of the counterparties to the Shared Contract;

(b)

to the extent such portion of the Shared Contract cannot be transferred or assigned pursuant to Clause 14.3(a) use their reasonable best endeavours to otherwise split the benefit and burden (including liabilities arising on or after the Separation Effective Time, subject to Clause 5.26) of the Shared Contract by agreement with the relevant counterparty between the relevant RemainCo Group members and DivestCo Group members on or before the Separation Effective Time; and

(c)	to the extent the Shared Contract cannot be split pursuant to Clause 14.3(b):

(i)	the relevant Local Seller shall:

(1)

to the extent permissible, hold on trust absolutely such rights under the Shared Contract as relate to the Local Business, and do all things as may reasonably be required to ensure that the Local Purchaser receives that benefit (including by enforcing any right against any other party to the Shared Contract); and

(2)

where holding on trust is not permissible, make such other arrangements with the relevant Local Purchaser to ensure that the Local Purchaser receives that benefit (including by enforcing any right against any other party to the Shared Contract);

(ii)

the relevant Local Purchaser shall perform such obligations of the Local Seller under the Shared Contract as relate to the Local Business as the sub-contractor or agent of the Local Seller or, to the extent that is not permissible under the terms of the Contract or applicable laws or regulation, shall co-operate with the Local Seller and take such action as may be reasonably required to enable that Contract to be duly performed and to give the Local Purchaser the benefit and burden (including liabilities arising before, on or after the Separation Effective Time, subject to Clause 5.26) of such Contract to the same extent as if it had been novated at the Separation Effective Time.

14.4

The parties shall have no obligations pursuant to Clause 14.3 in relation to Shared Contracts in respect of which the relevant Seller’s Group member received or paid (as applicable) less than US$1 million (or equivalent) in the 12-month period prior to the Original Agreement Date, save that the Seller and the Company shall (and shall procure that the RemainCo Group and DivestCo Group members respectively shall), if requested by Purchaser or Seller (as relevant), use reasonable endeavours to introduce the DivestCo Group or RemainCo Group (as applicable) to the relevant counterparty of such Shared Contract.

Shared Properties

14.5

During the period commencing on the Original Agreement Date and ending, in respect of each Shared Property in which the Seller’s Group has a leasehold interest, on the Separation Effective Time, each of Seller and Company shall, and shall cause the applicable member(s) of their respective Groups to, use reasonable best endeavours to (i) appropriately amend, bifurcate, replicate or otherwise modify the Lease for the Shared Property, in a form reasonably acceptable to each party, or (ii) terminate the Lease and each subsequently enter into a separate Lease with the landlord (in the case of each of sub-clause (i) and (ii), a “Split Lease”). Notwithstanding anything in this Agreement, this Agreement shall not constitute an agreement for either party to enter into a Split Lease if such Split Lease or Facility Licence would be prohibited by applicable laws or regulation; or would (x) constitute a breach or other contravention of any Lease, or (y) be ineffective, void or voidable, in the case of each of sub-clause (x)-(y), unless and until the necessary approval (including deemed approval if applicable), authorisation or consent of landlord(s) under the Lease to permit the Split Lease or Facility Licence, as applicable, has been obtained (a “Split Lease Approval”).

14.6

The parties agree to cooperate in good faith, prior to the Separation Effective Time, to: (a) secure the release of Seller and any of its relevant Group members from further liability attributable only to the part of the leasehold interests assigned or granted to Purchaser and any of its relevant Group members in the Split Leases, and (b) if required, obtain the Split Lease Approval.

14.7

In the event that a Split Lease Approval is not obtained for the parties to enter into a Split Lease with respect to a Shared Property, during the period commencing on the Original Agreement Date and ending, in respect of such Shared Property, on the Separation Effective Time, the Seller shall, and shall cause the applicable RemainCo Group member to, use reasonable endeavours to enter into a Sublease with the relevant member of the DivestCo Group for a portion of the applicable Shared Property (the “Subleased Area”). Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sublease or license any Shared Property if such Sublease would be prohibited by applicable laws or regulations; or would (x) constitute a breach or other contravention of any Lease, or (y) be ineffective, void or voidable, in the case of each of sub-clause (x)-(y), unless and until the necessary approval (including deemed approval if applicable), authorisation or consent of landlord(s) under the Lease to permit the Sublease, as applicable, has been obtained (a “Sublease Approval”).

14.8	The parties agree to cooperate in good faith, prior to the Separation Effective Time, to obtain any required Split Lease Approval or Sublease Approval.

14.9

The parties acknowledge that Seller’s Group leases the Shared Properties identified as “Leasehold Shared Property” set forth opposite each Shared Property name on Schedule 6 attached hereto. Each Sublease and Facilities Licence shall be subject and subordinate to the Lease for the applicable Shared Property, and to the matters to which such Lease is or shall be subordinate.

14.10

In the event the requisite Sublease Approval is not obtained for purposes of entering into a Sublease under Clause 14.7 or the requisite Split Lease Approval is not obtained for purposes of entering into a Split Lease under Clause 14.5 and consent for Sublease Approval or Split Lease Approval has been expressly refused or deemed rejected by the relevant person (“Refusal”), the party that is not the tenant prior to the Separation Effective Time under the applicable Lease (“Vacating Tenant”) shall vacate the Shared Property as soon as practicable after receipt or the occurrence of the Refusal, and such Vacating Tenant shall be responsible for all moving and similar costs associated with vacating the Shared Property and will leave its portion of the Shared Property in broom clean condition.

14.11

Notwithstanding that the relevant portion (or right to possess the relevant portion) of a Shared Property may not be transferred to a member of the DivestCo Group in accordance with clause 14.10, the Seller shall, and shall procure that each member of the Seller’s Group shall, use reasonable endeavours to:

(a)

ensure that the DivestCo Group and Purchaser’s Group shall have the unconditional right to access and retain all relevant information (including the contact details of the counterparty) relating to the relevant Shared Property; and

(b)	it cooperates in good faith with the DivestCo Group and the Purchaser’s Group to facilitate appropriate arrangements to maximise the continuity of business of the relevant DivestCo Business.

14.12

For the purposes of Clause 14.5 and 14.7, the Seller and the Purchaser agree that the studio space located on the first floor of the premises located at 13 ter, boulevard Berthier in 75017 Paris (the “Paris Studio”) will be allocated to the Purchaser’s Group, and any part of the premises located at 13 ter, boulevard Berthier in 75017 Paris not comprising the Paris Studio that is to remain unoccupied pursuant to any technical, legal or regulatory requirement including any such requirement in connection with the établissement recevevant du public regulations (the “Unoccupied Space”) shall be allocated to the Seller’s Group, in addition to certain other allocations of space at the premises as agreed by the parties pursuant to Clause 14.5.

14.13

The parties agree that, following Completion, to the extent any member of the DivestCo Group receives from the landlord of (i) the Darmstadt R&D Centre and Office located at Campus Berliner Allee, 64295 Darmstadt, Germany, and/or (ii) the Tokyo Opera City Office located at 3-20-2 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan, any cash refund of the security deposit held by the relevant landlord in favour of the Seller or the applicable member of the Seller’s Group at the date of this Agreement for such properties that is attributable to the RemainCo Group’s proportion of such leases post-Completion (agreed between the Parties acting reasonably), such cash refund shall be deemed a RemainCo Asset (including for the purposes of Clause 2.14). The parties shall cooperate in good faith in relation to obtaining the repayment of such security deposits.

Shared Tooling

14.14	With effect from the Separation Effective Time:

(a)

the Seller shall grant (and procure that each RemainCo Group member shall grant) to the Company or relevant DivestCo Group member, a non-exclusive right to use the Shared Tooling owned or licensed by any RemainCo Group member for a period of eighteen (18) months following the Separation Effective Time; and

(b)

the Company shall grant (and procure that each DivestCo Group member shall grant) to the Seller or relevant RemainCo Group member, a non-exclusive right to use the Shared Tooling owned or licensed by any DivestCo Group member for a period of eighteen (18) months following the Separation Effective Time.

15.	EMPLOYMENT MATTERS

Creation of the Target Organisation

15.1	The Incumbent Employees have been identified in the Target Organisation Structure as at the Original Agreement Date on the basis that they each:

(a)	spend more than 55 per cent of their working time in or for the DivestCo Business; and

(b)	are designated as a DivestCo Employee in the Separation Blueprint,

and the Open Roles, if they had been filled as at the Original Agreement Date, would meet the same criteria;

15.2

The Target Organisation Structure sets out the Incumbent Employees (by location and function) and Open Roles which the Seller has identified as required in each jurisdiction for the Group to operate as a stand-alone business, but which will be subject to adjustments following the Original Agreement Date in accordance with this clause 15. In addition to the Incumbent Employees, the Seller’s Group shall use reasonable best efforts to fill the Open Roles from suitably qualified staff prior to the Separation Effective Time.

15.3

The Seller shall, promptly following the Original Agreement Date, facilitate a discussion between the Purchaser and the DivestCo Business’s senior management team with a view to discussing the Target Organisation Structure and the Purchaser shall, within six (6) weeks of the Original Agreement Date, notify the Seller of any suggested amendments or limits, broken down by function, of the number of Open Roles in the Target Organisation Structure. Subject to the Seller’s agreement (not to be unreasonably withheld, conditioned or delayed), the agreed Target Organisation Structure (and Open Roles) shall be amended accordingly. For the avoidance of doubt, the Seller shall, prior to Completion, remain free to independently implement all aspects of the agreed Target Organisation Structure.

15.4

The Seller shall update the list of Incumbent Employees and Open Roles on a periodic basis prior to the Separation Effective Time, as reasonably requested by the Purchaser, to reflect changes to the identity of the Incumbent Employees and the filling of the Open Roles. Where the Seller and the Purchaser agree that any employees of the Seller’s Group have been incorrectly identified as DivestCo Employees on the Separation Blueprint, or otherwise agree that an employee should no longer be treated as a DivestCo Employee, they may agree to reallocate them as RemainCo Employees and they shall be treated as such for the purposes of this Agreement including, without limitation, Clause 15.12. In addition to the provisions elsewhere in this Agreement for RemainCo Employees to fill Open Roles, the Seller and the Purchaser may agree the reallocation of employees identified as RemainCo Employees to DivestCo Employees, and they shall be treated as such for the purposes of this Agreement including, without limitation, Clause 15.11. Such reallocations shall be confirmed by the Seller’s Solicitors and the Purchaser’s Solicitors (or their nominee(s)) in writing or by a decision of the Separation Committee.

15.5

On request from the Purchaser, the Seller will provide such information to the Purchaser as is reasonably necessary to keep the Purchaser informed of the suitability of any individual whom the Seller proposes to appoint to an Open Role who would be a Senior Incumbent Employee and provide the Purchaser with an opportunity to interview the individual. The Purchaser may open a discussion in relation to the suitability of a proposed appointee to an Open Role which would be a Senior Incumbent Employee where it believes that such appointee is unsuitable for the position, in which case, the Seller shall discuss the Purchaser’s concerns and, subject to the Seller’s agreement (not to be unreasonably withheld, conditioned or delayed), shall take such steps as may be reasonably necessary to take account of such concerns. For the avoidance of doubt, the Seller shall, prior to Completion, remain free to independently decide on appointments of all employees.

15.6

The Seller shall take such steps as may be necessary to transfer the employment of, or redeploy, the RemainCo Employees such that they will not remain employed by a member of the DivestCo Group following the Separation Effective Time.

Location of roles

15.7

The expected location of the roles of the DivestCo Employees at Separation Effective Time are, as at the Original Agreement Date, as set out in the Separation Blueprint (other than with respect to the proposed relocation of the global OPI team from Calabasas to Geneva, which the parties agree shall not occur). Between the Original Agreement Date and the Separation Effective Time, the Separation Committee shall consult in good faith regarding any proposal to relocate any such roles taking into account the respective commercial, tax and cost considerations. However, without prejudice to the Seller’s freedom to determine the location of DivestCo Employees prior to Completion, the Seller shall not change the location of any roles set out in Separation Blueprint without the Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

DivestCo Employees (Forward Carve-Out)

15.8

Subject to the completion of any applicable Employee Consultation Process and Clause 15.27, it is intended that all DivestCo Employees will be employed by a member of the DivestCo Group on or immediately prior to the Separation Effective Time:

(a)

DivestCo Automatic Transfer Employees: The parties intend that the Transfer Regulations shall apply to transfer the employment of the DivestCo Automatic Transfer Employees to a DivestCo Employer on or prior to the Separation Effective Time (their applicable “Transfer Date”). Unless any DivestCo Automatic Transfer Employee exercises any right to object to such transfer in accordance with the Transfer Regulations (or similar applicable law) (where such right exists), such DivestCo Automatic Transfer Employee’s contract of employment and all rights, powers, duties, liabilities and obligations of the applicable member of the RemainCo Group under such contract of employment (except for any Liabilities which may be excluded from transfer in accordance with the Transfer Regulations) in force immediately before the Transfer Date will have effect from the applicable Transfer Date as if originally made between the relevant DivestCo Automatic Transfer Employee and the applicable DivestCo Employer. If the contract of any DivestCo Automatic Transfer Employee does not transfer, or is alleged not to transfer pursuant to the Transfer Regulations other than as a result of that employee’s objection to such transfer (where such right exists), such employee shall become a DivestCo Offer Employee; and

(b)

DivestCo Offer Employees: The applicable DivestCo Employers shall, cause offers of employment to be made to the DivestCo Offer Employees to commence on or prior to the Separation Effective Time (their applicable “Transfer Date”) on terms and conditions which are consistent with the requirements set out in the Employee Matters Side Letter. Subject to any requirement of applicable law, the members of the RemainCo Group shall waive any requirement that any DivestCo Offer Employee is required to give notice. The Seller shall not take any action to discourage or prevent a DivestCo Employee from accepting such offer of employment.

(c)

Inactive Offer Employees: Notwithstanding Clause 15.8(b), and save as required by applicable law, no Inactive Offer Employee shall be transferred or otherwise become employed by the applicable DivestCo Employer and each Inactive Offer Employee shall remain an employee of the relevant member of the RemainCo Group. Following the Separation Effective Time and subject to the Seller notifying the Purchaser of such Inactive Offer Employee’s return or ability to return to active employment, the Purchaser shall as soon as practicable following such notice (and in no event later than 21 Business Days following such notice) offer (or shall procure that the relevant DivestCo Employer shall offer) employment to such Inactive Offer Employee consistent with the terms and conditions applicable to DivestCo Offer Employees in Clause 15.8(b), as applicable; provided that the Purchaser shall have no obligation to make or procure the making of any offer to any such Inactive Offer Employee who returns to active employment more than 6 months following the Separation Effective Time except if required by applicable law. For the avoidance of doubt, any Inactive Offer Employee that does not accept the offer of employment described in this Clause 15.8(c) shall instead be treated as a RemainCo Continuing Employee.

(d)

Employees on notice. The parties agree that any employee of the Seller’s Group who is not a DivestCo Refusing Employee and who is under notice of termination of their employment (regardless of whether such notice is lawful or otherwise, or is given by the employee or a member of the Seller’s Group), and who would otherwise be a DivestCo Offer Employee for the purpose of Clause 15.8(b) shall not be a DivestCo Offer Employee, and shall instead be treated as a RemainCo Continuing Employee for the purposes of Clause 15.12.

RemainCo Employees (Reverse Carve-Out)

15.9

Subject to the completion of any applicable Employee Consultation Process and Clause 15.27 , it is intended that all RemainCo Employees will be employed by a member of the RemainCo Group on or immediately prior to the Separation Effective Time:

(a)

RemainCo Automatic Transfer Employees: The parties intend that the Transfer Regulations shall apply to transfer the employment of the RemainCo Automatic Transfer Employees to a member of the RemainCo Group on or prior to the Separation Effective Time (their applicable “Transfer Date”). Unless any RemainCo Automatic Transfer Employee exercises any right to object to such transfer in accordance with the Transfer Regulations (or similar applicable law) (where such right exists), such RemainCo Automatic Transfer Employee’s contract of employment and all rights, powers, duties, liabilities and obligations of the applicable member of the DivestCo Group under such contract of employment (except for any Liabilities which may be excluded from transfer in accordance with the Transfer Regulations) in force immediately before the Transfer Date will have effect from the applicable Transfer Date as if originally made between the relevant RemainCo Automatic Transfer Employee and the applicable member of the RemainCo Group. If the contract of any RemainCo Automatic Transfer Employee does not transfer, or is alleged not to transfer pursuant to the Transfer Regulations other than as a result of that employee’s objection to such transfer (where such right exists), such employee shall become a RemainCo Offer Employee; and

(b)

RemainCo Offer Employees: The applicable members of the RemainCo Group shall make offers of employment to the RemainCo Offer Employees to commence on or prior to the Separation Effective Time (their applicable “Transfer Date”). Subject to any requirement of applicable law, the members of the DivestCo Group shall waive any requirement that any RemainCo Offer Employee is required to give notice. The Purchaser shall not take any action to discourage or prevent a RemainCo Offer Employee from accepting such offer of employment. If any RemainCo Offer Employee is on long-term disability leave at the Separation Effective Time and would otherwise lose their entitlement to long term disability benefits (each an “LTD RemainCo Employee”) any offer of employment by a member of the RemainCo Group in accordance with this Clause 15.9(b) may be delayed until the Purchaser notifies the Seller of such LTD RemainCo Employee’s return, or ability to return, to active employment. The Seller shall as soon as practicable following such notice (and in no event later than 21 Business Days following such notice) offer (or shall procure that the relevant member of the RemainCo Group shall offer) employment to such LTD RemainCo Employee consistent with the terms and conditions applicable to RemainCo Offer Employees in this Clause 15.9(b), as applicable; provided that the Seller shall have no obligation to make or procure the making of any offer to any such LTD RemainCo Employee who returns to active employment more than 6 months following the Separation Effective Time except if required by applicable law. The Purchaser shall and shall procure that the applicable members of the DivestCo Group provide all such assistance as the Seller shall reasonably require to encourage any LTD RemainCo Employee to accept an offer of employment from a member of the RemainCo Group and enable such LTD RemainCo Employee to continue to receive any long term disability or other benefits that might otherwise be forfeit or to which the LTD RemainCo Employee might no longer be entitled on ceasing to be employed by a member of the DivestCo Group (provided always that neither the Purchaser, nor the applicable members of the DivestCo Group will be responsible for any Losses and Liabilities in respect of the employment of such LTD RemainCo Employee).

Employee Consultation Process

15.10

The Seller shall, and each shall procure that the members of the Seller’s Group shall, take all reasonable steps to complete the Employee Consultation Process in sufficient time before the relevant Transfer Dates, whether pursuant to the Transfer Regulations, any agreement with any Employee Representatives or otherwise as required by this Agreement, the SPA or applicable law and the Purchaser shall and shall procure that the members of the Purchaser’s Group shall, take all reasonable steps to assist the Seller with the Employee Consultation Process in accordance with its obligations pursuant to the Transfer Regulations or otherwise as required by this Agreement, the SPA or applicable law.

Apportionment of Employment Liabilities

15.11

Subject to Clauses 15.14 to 15.16 (inclusive) and Schedule 10 the Liabilities in respect of the DivestCo Business (the “DivestCo Employment Liabilities”) (i) shall exclude any DivestCo Excluded Liabilities and (ii) shall otherwise include Employment Liabilities arising in respect of or in connection with:

(a)

the DivestCo Automatic Transfer Employees and DivestCo Offer Employees arising and relating to their employment whether by a member of the RemainCo Group or a member of the DivestCo Group, at any time, with the exception of any such Employment Liabilities that are referenced in clause 7.7(h) of the SPA;

(b)	the termination prior to, on or within three (3) months after the Separation Effective Time of the employment of:

(i)	any DivestCo Automatic Transfer Employees that object to their transfer to a DivestCo Employer, and

(ii)	any DivestCo Offer Employees that refuse an offer of employment made by a DivestCo Employer,

in each case only where such objection or refusal is as a result of a DivestCo Employer’s breach of the Transfer Regulations (if applicable) or the terms of this Separation Agreement, the Employee Matters Side Letter or the SPA, a repudiatory breach of such employee’s contract of employment or a proposal to make a substantial change to the applicable employee’s working conditions to their material detriment (each such employee being a “DivestCo Refusing Employee”);

(c)

the DivestCo Continuing Employees, arising and relating to their employment by a DivestCo Transferred Entity at any time, with the exception of any such Employment Liabilities that are referenced in clause 7.7(h) of the SPA;

(d)	the employment, or termination of employment of, an Inactive Offer Employee at any time except where they are to be treated as a RemainCo Continuing Employee in accordance with clause 15.13; and

(e)	a discrimination claim arising from any act or omission of the Purchaser or any member of the Purchaser’s Group.

15.12

Subject to Clauses 15.14 to 15.16 (inclusive) and Schedule 10 the Liabilities in respect of the RemainCo Business (the “RemainCo Employment Liabilities”) shall include Employment Liabilities in respect of:

(a)

any Employee Consultation Process, save where such Liabilities are caused by a failure of the Purchaser to meet its obligations, if any, in respect of any such Employee Consultation Process whether pursuant to this Agreement, the SPA, any Collective Agreement or applicable law;

(b)	the RemainCo Automatic Transfer Employees and RemainCo Offer Employees arising and relating to their employment by a member of the DivestCo Group or a member of the Seller’s Group at any time;

(c)	the termination prior to, on or within three (3) months after the Separation Effective Time of the employment of:

(i)	any RemainCo Automatic Transfer Employees that object to their transfer to a member of the RemainCo Group, and

(ii)	any RemainCo Offer Employees that refuse an offer of employment made by a member of the RemainCo Group;

(d)	the RemainCo Continuing Employees arising at any time;

(e)

any person who is, or prior to the Separation Effective Time became, a former employee of any member of the Seller’s Group arising or relating to their employment or its termination at any time, save that this clause 15.12(e) shall not apply to (i) any DivestCo Refusing Employee or (ii) any Liabilities in respect of a former employee that have been fully provided for in “Cash”, “Net Debt” or “Working Capital” in the Completion Accounts (as defined in the SPA);

(f)	the employment, or termination of employment, of an LTD RemainCo Employee, at any time; and

(g)	a discrimination claim arising from any act or omission of the Seller or any member of the Seller’s Group.

Severance

15.13

If any redundancy, severance, notice, compensation for any post-employment restriction or other payment due on or in relation to the termination of a person’s employment or engagement (including for the avoidance of doubt any end of service or gratuity payments or notice pay or pay in lieu of notice) (a “Severance Payment”) that is not an DivestCo Excluded Liability is payable in accordance with applicable law, contract or any Collective Agreement prior to, on or within three months after the Separation Effective Time, by any member of the Seller’s Group including for the avoidance of doubt any member of the RemainCo Group or any member of the DivestCo Group, to any RemainCo Employee or DivestCo Employee who in each case is not a DivestCo Refusing Employee which becomes payable as a result of the implementation of the Separation or Acquisition, the Seller shall pay to the Purchaser such amount as is required to indemnify the Purchaser and each member of the DivestCo Group on demand in full in relation to any Severance Payment actually incurred by the Purchaser or any member of the DivestCo Group. Subject to the remainder of this Clause 15.13, the Purchaser shall not and shall use all reasonable steps to procure that no member of the DivestCo Group shall hire or make an offer of employment within 12 months after the Separation Effective Time to a person they know to be a DivestCo Offer Employee or DivestCo Automatic Transfer Employee who is paid a Severance Payment by a member of the RemainCo Group who does not also become a Transferred DivestCo Employee in accordance with Clause 15.8 except where the Seller has provided its prior written consent or where the Purchaser agrees to repay to the Seller any Severance Payment made in respect of such person. For the avoidance of doubt, no Severance Payment due to a Transferred DivestCo Employee whose dismissal is carried out by any member of the DivestCo Group after the Separation Effective Time shall be paid in accordance with this Clause 15.13 unless such dismissal is at the request or direction of the Seller or the Seller Parent.

Accrued Leave

15.14

The DivestCo Employers shall recognise and credit each Transferred DivestCo Employee’s paid time off, vacation or similar leave to the extent accrued but unused immediately prior to the Separation Effective Time. To the extent it is not possible to transfer such accrued leave in accordance with applicable law, the Seller shall take such action as is necessary to pay the DivestCo Offer Employees and DivestCo Automatic Transfer Employees for all such accrued leave on or prior to their Transfer Date.

15.15

The Seller shall and shall procure that the members of the RemainCo Group shall recognise and credit each Transferred RemainCo Employee’s paid time off, vacation or similar leave to the extent accrued but unused immediately prior to the Separation Effective Time. To the extent it is not possible to transfer such accrued leave in accordance with applicable law, DivestCo shall take such action as is necessary to pay the RemainCo Offer Employees and RemainCo Automatic Transfer Employees for all such accrued leave on or prior to their Transfer Date.

Seller LTIP and Seller LAPP

15.16

The Separation and the Transaction will not constitute a change in control for the purposes of the Seller LTIP. Subject to Clause 15.16(b), the Seller shall retain and be solely responsible for any amounts payable and any reporting requirements or other Liabilities related to the Seller LTIP:

(a)	Any Transferred RemainCo Employees who participate in the Seller LTIP or the Seller LAPP shall continue to do so on their current terms after the Separation Effective Time.

(b)

Any Transferred DivestCo Employees who participate in the Seller LTIP will become leavers for the purposes of the Seller LTIP on the Completion Date in accordance with the terms of the Seller LTIP and any such Transferred DivestCo Employee’s Seller Restricted Stock Units, Stock Options or Dividend Equivalents awarded pursuant to the Seller LTIP that are outstanding immediately prior to the Completion Date shall be treated in accordance with the terms of the Seller LTIP at the absolute discretion of the Seller. The Seller shall pay to the Purchaser such amount as is required to indemnify the Purchaser and each member of the DivestCo Group on demand in full in relation to any Loss actually incurred by the DivestCo Group following the Separation Effective Time arising from (and limited to) any employer’s social security, national insurance, apprenticeship levy or other similar contributions, any penalty, fine, surcharge or interest arising in respect of Tax or any failure by the Seller to comply with any reporting requirements and any liability to account for employees’ social security, national insurance or other similar contributions and Tax due under a payroll withholding system payable to a Taxation Authority (save to the extent lawfully deducted from any compensation of the relevant employee) arising in respect of any Restricted Stock Unit, Stock Option exercised or any Dividend Equivalent acquired by a Transferred DivestCo Employee following the Separation Effective Time. The Purchaser shall promptly notify the Seller of any demand it receives from any Taxation Authority in respect of such Taxes and agrees that Clause 9.1(e)(vi) of the Shareholders’ Agreement shall apply to such demand mutatis mutandis as if references therein to an “Assessment” were to a “demand”, “Coty” to “Seller”, and “Topco” to “Purchaser”. This indemnity does not extend to any Losses incurred as a result of any act or omission of the Purchaser or any member of the DivestCo Group.

(c)

Any Transferred DivestCo Employees who participate in the Seller LAPP shall continue to participate in the Seller LAPP until the Separation Effective Time. The Purchaser and the Company shall procure that each DivestCo Employer shall pay such amounts as may be due to any Transferred DivestCo Employee pursuant to the Seller LAPP (the “Pre-Completion LAPP Awards”) on such dates as they would otherwise have been paid in accordance with the terms of the Seller LAPP. The Seller shall pay to the Purchaser such amount as is required to indemnify the Purchaser and each member of the DivestCo Group on demand in full in relation to any Loss actually incurred by the DivestCo Group following the Completion Date arising from:

(i)	the payment of any Pre-Completion LAPP Awards; and

(ii)

any employer’s social security, national insurance or other similar contributions and any liability to account for employees’ social security, national insurance or other similar contributions and Tax due under a payroll withholding system payable to a Taxation Authority (save to the extent lawfully deducted from any compensation of the relevant employee) arising in respect of any such Pre-Completion LAPP Awards. To the extent that the Purchaser or any DivestCo Employer is otherwise liable, that entity appoints the Seller or any applicable member of the RemainCo Group as its agent to pay directly to the Taxation Authority any Tax arising in respect of any such Pre-Completion LAPP Award, but if and only to the extent such payment and Tax are not taken into account or otherwise reflected in the Completion Accounts (as such term is defined in the SPA).

Retention Bonuses

15.17

Certain Transferred DivestCo Employees have been awarded cash retention bonuses in connection with the Transaction (the “Retention Bonuses”). To the extent not already paid on or before the Separation Effective Time, the Purchaser shall procure that each DivestCo Employer pays:

(a)	any Retention Bonuses due to any Transferred DivestCo Employee as and when it falls due for payment; and

(b)

any employer’s social security, national insurance or other similar contributions and any liability to account for employees’ social security, national insurance or other similar contributions and Tax due under a payroll withholding system payable to a Taxation Authority arising in respect of any such Retention Bonus. To the extent that the Purchaser or any member of the Purchaser’s Group is otherwise liable, that company appoints the Seller or any applicable member of the RemainCo Group as its agent to pay directly to the Taxation Authority any Tax arising in respect of any such Retention Bonus (together with the Retention Bonus, the “Retention Bonus Payments”).

15.18

The Seller shall (or shall procure that the RemainCo Group shall) pay to the Purchaser (or the relevant member of the DivestCo Group) such amount as is required to indemnify each member of the DivestCo Group on demand in full (and in any event within one month after any member of the DivestCo Group pays such costs) in relation to any Liability actually incurred by a member of the DivestCo Group following the Separation Effective Time arising from the Retention Bonus Payments.

Wrong-Pocket Arrangements

15.19

Subject to the arrangements made in accordance with Clause 15.27, in the event that, as at the Separation Effective Time, the employment of any employee of the Seller’s Group who is not a DivestCo Employee unexpectedly transfers (or is alleged to transfer) to or remains with a DivestCo Employer pursuant to applicable law as a consequence of the Separation or the Transaction, (such individual being an “Unexpected DivestCo Employee”), the parties agree that in respect of each such Unexpected DivestCo Employee:

(a)

if such Unexpected DivestCo Employee transfers, or is alleged to transfer, to, or remains employed by, the relevant member of the DivestCo Group on or after the Separation Effective Time, the Seller or relevant member of the RemainCo Group may within ten (10) Business Days of being so requested by the Purchaser (provided that such request is made no later than 3 months after Separation Effective Time) make to that person an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, the release referred to in Clause 15.20 below;

(b)

if such Unexpected DivestCo Employee transfers, or is alleged to transfer, to, or remains employed by, the relevant member of the DivestCo Group on or after the Separation Effective Time, the Seller or relevant member of the RemainCo Group may make to that person an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, the release referred to in Clause 15.20 below; and

(c)	the offer to be made will be on the same terms and conditions (including as to period of continuous employment) as were provided to that person immediately prior to the Separation Effective Time.

15.20	If:

(a)

the Unexpected DivestCo Employee accepts the offer of employment referred to above then the Seller or the Company (as appropriate) shall procure that the relevant member of the DivestCo Group promptly releases such Unexpected DivestCo Employee from employment with the relevant member of the DivestCo Group and the Seller shall pay on demand to the Company and shall indemnify and keep indemnified the Company (and each member of the DivestCo Group) in respect of (i) any sums paid by the member of the DivestCo Group to or in relation to such Unexpected DivestCo Employee under and in connection with his or her contract of employment at any time (whether before or after) the date on which the employment of the Unexpected DivestCo Employee transfers to the Seller or relevant member of the RemainCo Group; and (ii) all Liabilities incurred by any member of the DivestCo Group which arise directly or indirectly out of or in connection with the release, transfer and/or termination of employment of such Unexpected DivestCo Employee; or

(b)

the Seller or relevant member of the RemainCo Group does not make an offer of employment to the Unexpected DivestCo Employee or the Unexpected DivestCo Employee does not accept the offer of employment from the Seller or relevant member of the RemainCo Group in accordance with Clause 15.19 then the relevant member of the DivestCo Group may terminate the employment of such Unexpected DivestCo Employee within 28 days of the Seller being made aware of such transfer or continued employment either by the Unexpected DivestCo Employee or by the member of the DivestCo Group (whichever is the earlier) or within such period as required by applicable law in that relevant country, if longer, and provided that such termination is in accordance with this Clause 15.20(b), and conditional upon the Company and applicable member of the DivestCo Group taking all reasonably practicable steps to limit or otherwise mitigate such Liabilities the Seller shall pay on demand to the Company and shall indemnify and keep indemnified the Company in respect of (i) any sums paid by the relevant member of the DivestCo Group to or in relation to such Unexpected DivestCo Employee under or in connection with his or her contract of employment at any time (whether on, before or after the Separation Effective Time) to the termination of such person’s employment in accordance with this Clause 15.20(b) and (ii) all Employment Liabilities incurred by the relevant member of the DivestCo Group which arise directly or indirectly out of or in connection with such termination of employment.

15.21

Subject to the arrangements made in accordance with Clause 15.27, in the event that, as at the Separation Effective Time, the employment of any person who is not a RemainCo Employee unexpectedly transfers (or is alleged to transfer) to or remains with a member of the RemainCo Group pursuant to applicable law as a consequence of the Separation or the Transaction, (such individual being an “Unexpected RemainCo Employee”), the parties agree that in respect of each such Unexpected RemainCo Employee:

(a)

if such Unexpected RemainCo Employee transfers, or is alleged to transfer, to, or remains employed by, the relevant member of the RemainCo Group on or after the Separation Effective Time, the Purchaser or relevant member of the DivestCo Group may within ten (10) Business Days of being so requested by the Seller (provided that such request is made no later than 3 months after the Separation Effective Time) make to that person an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, the release referred to in Clause 15.20;

(b)

if such Unexpected RemainCo Employee transfers, or is alleged to transfer, to, or remains employed by, the relevant member of the RemainCo Group on or after the Separation Effective Time, the Purchaser or relevant member of the DivestCo Group may make to that person an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, the release referred to in Clause 15.20; and

(c)	the offer to be made will be in compliance with the Purchaser’s obligations under this Agreement, the SPA, the Employee Matters Side Letter and applicable law.

15.22	If:

(a)

the Unexpected RemainCo Employee accepts the offer of employment referred to above then the Seller shall procure that the relevant member of the RemainCo Group promptly releases such Unexpected RemainCo Employee from employment with the relevant member of the RemainCo Group and where the Unexpected Employee is a DivestCo Refusing Employee the Purchaser shall pay on demand to the Seller and shall indemnify and keep indemnified the Seller (and each member of the RemainCo Group) in respect of (i) any sums paid by the member of the RemainCo Group to or in relation to such Unexpected RemainCo Employee under and in connection with his or her contract of employment (whether on, before or after the Separation Effective Time) until the date on which the employment of the Unexpected RemainCo Employee transfers to the Purchaser or relevant member of the DivestCo Group; and (ii) all Liabilities incurred by any member of the RemainCo Group which arise directly or indirectly out of or in connection with the release, transfer and/or termination of employment of such Unexpected RemainCo Employee; or

(b)

the Purchaser or relevant member of the DivestCo Group does not make an offer of employment to the Unexpected RemainCo Employee or the Unexpected RemainCo Employee does not accept the offer of employment from the Purchaser or relevant member of the DivestCo Group in accordance with Clause 15.19 then the relevant member of the DivestCo Group may terminate the employment of such Unexpected RemainCo Employee within 28 days of the Purchaser being made aware of such transfer or continued employment either by the Unexpected RemainCo Employee or by the member of the RemainCo Group (whichever is the earlier) or within such period as required by applicable law in that relevant country, if longer, and provided that such termination is in accordance with this Clause 15.22(b), and conditional upon the Seller and applicable member of the RemainCo Group taking all reasonably practicable steps to limit or otherwise mitigate such Liabilities the Purchaser shall, in respect of any Unexpected RemainCo Employee who is a DivestCo Refusing Employee, pay on demand to the Seller and shall indemnify and keep indemnified the Seller and applicable member of the RemainCo Group in respect of (i) any sums paid by the relevant member of the RemainCo Group to or in relation to such Unexpected RemainCo Employee under or in connection with his or her contract of employment (whether on, before or after the Separation Effective Time) to the termination of such person’s employment in accordance with this Clause 15.22(b)and (ii) all Employment Liabilities incurred by the relevant member of the RemainCo Group which arise directly or indirectly out of or in connection with such termination of employment;

(c)

where the Unexpected RemainCo Employee in relation to clauses 15.22(a) or 15.22(b) is not a DivestCo Refusing Employee, such Unexpected RemainCo Employee shall be treated as a RemainCo Continuing Employee for the purposes of Clause 15.12.

International Employees

15.23

This Clause 15.23 applies to any DivestCo Employee who (i) immediately before the Separation Effective Time is posted to another country from their home country, or (ii) who requires immigration approval in respect of their employment (an “International Employee”). Where applicable law does not provide for the automatic transfer of employment of any International Employee into a member of the DivestCo Group, such International Employee will be a DivestCo Offer Employee and be treated as such in accordance with Clause 15.8(b), noting that terms and conditions for the purposes of this clause shall include the terms and conditions governing their international assignment, where applicable. Prior to Completion, the Seller shall use its reasonable endeavours to ensure that all International Employees who require immigration approvals to be employed by a member of the DivestCo Group have obtained all required documentation and approvals (including all necessary work permits and visas) and have (and at the Separation Effective Time will continue to have) the right to work in the DivestCo Business within the relevant jurisdictions. If the Seller has, despite its reasonable endeavours, not obtained all required documentation and approvals for any such International Employee, the Seller and Purchaser shall discuss the issue in good faith with a view to reaching a reasonable resolution to procure the transfer of such International Employee to the relevant member of the DivestCo Group.

Delayed Transfer Employees

15.24

The members of the DivestCo Group and the members of the RemainCo Group shall cooperate to facilitate the transfer of employees as anticipated in this Separation Agreement, including providing such assistance as may be reasonably required to transfer any visa, work permit or other approval to transfer employment (“Employment Approvals”). If any RemainCo Employee or DivestCo Employee requires an Employment Approval to transfer employment as contemplated by this Separation Agreement and the SPA and Employment Approval is not obtained prior to the Separation Effective Time the parties, subject to applicable law and regulation, shall use commercially reasonable efforts to make the services of such employee available to the other party until such time as the Relevant Approval is obtained in accordance with Clause 15.27. Notwithstanding the foregoing, any French Protected Employee whose transfer pursuant to the Transfer Regulations is refused by the French labor administration, shall not be made available or transfer to a member of the DivestCo Group.

Pensions

15.25	The parties shall comply with the terms of Schedule 10.

No Third Party Rights

15.26

Nothing contained in this Clause 15 or any other provision of this Separation Agreement, whether express or implied, shall be construed to (i) create any third party beneficiary or other rights in any current or former employee, director, consultant, or independent contractor of the Seller’s Group (including any dependent or beneficiary thereof) or any other person (including any Employee Representative or any DivestCo Employee or RemainCo Employee (or any dependent or beneficiary thereof)) other than the parties to this Separation Agreement, (ii) create any right to employment or continued employment for any specified period or to a particular term or condition of employment, or otherwise interfere with the rights of the members of the DivestCo Group or the RemainCo Group to amend or terminate any employee benefit plans at any time, the discharge or discipline of any employee, or change to the terms of employment of any employee, or (iii) amend, terminate or otherwise modify any employee benefit plan, in each case, to the extent in each case that the members of the DivestCo Group, the RemainCo Group and the Purchaser comply with applicable laws, this Separation Agreement and the Transaction Documents.

Day 1 Personnel

15.27	To the extent:

(a)	an Open Role remains vacant at the Separation Effective Time, or

(b)

any DivestCo Employee that is expected to be employed or engaged by the DivestCo Group on and from the Separation Effective Time is not employed or engaged by the DivestCo Group on the Separation Effective Time, including any person requiring an Employment Approval or where the parties agree that the applicable DivestCo Employee is to provide services to the RemainCo Group in accordance with the Day 1 Operating Model and it is not permissible or practicable in accordance with applicable law or regulation for such DivestCo Employee to do so while employed by a member of the DivestCo Group; or

(c)

any RemainCo Employee that is expected to be employed or engaged by the RemainCo Group on and from the Separation Effective Time is not employed or engaged by the RemainCo Group on the Separation Effective Time, including any person requiring an Employment Approval or where the parties agree that the applicable RemainCo Employee is to provide services to the DivestCo Group in accordance with the Day 1 Operating Model and it is not permissible or practicable in accordance with applicable law or regulation for such RemainCo Employee to do so while employed by a member of the RemainCo Group;

(i) the Separation Committee shall consult reasonably and in good faith in respect of arrangements to be made in relation to such Open Roles and may make recommendations to the Seller (which the Seller shall consider reasonably and in good faith), and (ii) the Seller and the Purchaser shall consult reasonably and in good faith in respect of arrangements to be made in relation to such persons identified in Clauses 15.27(b) and 15.27(c) and in each case Seller shall then take such steps as may be reasonably necessary to take account of such recommendations including the arrangement for such roles to be temporarily filled through the Transitional Services Agreements or delay the transfer of their employment. If any such person’s services shall be provided pursuant to the Transitional Services Agreements in accordance with applicable law, the date on which the services that they provide cease under the Transitional Services Agreement shall be their applicable Transfer Date. In each case the provisions in Clause 15.8 to 15.12 shall apply to them as if their Transfer Date is the Separation Effective Time

16.	TAX MATTERS

16.1

The Purchaser shall procure that, during the twelve (12) month period commencing on the date of Completion the relevant DivestCo Group Companies operate the DivestCo Business in accordance with the “day 1 operating model” agreed between the Purchaser and Seller in accordance with Clause 3.

16.2

If any action, transaction, step, event, arrangement or other circumstance: (i) of the Separation (including for this purpose each Carve-Out and DivestCo Share Transfer and the execution and delivery of any Local Implementation Agreements); or (ii) under the Transitional Services Agreement, requires the Purchaser or any member of the Purchaser’s Group, or any of their intermediaries or advisers, to disclose, report or notify such action, transaction, step, event, arrangement or circumstance to any Taxation Authority (a “Purchaser Reporting Obligation”), the Purchaser shall provide, or procure that the relevant member of its Group, intermediary or adviser provides, the Seller with the relevant disclosure, report or notification in draft form as soon as practicable prior to submission and in any event no later than ten (10) Business Days before the last date on which disclosure, report or notification can be submitted to or filed with the relevant Taxation Authority without incurring any penalties or interest (the “Deadline”). The Purchaser shall take into account and procure that the relevant member of its Group, intermediary or adviser takes into account all reasonable comments on the disclosure, report or notification received from the Seller no fewer than five (5) Business Days before the Deadline, including (without limitation) the addition of the Seller, any member of the Seller’s Group and any of their intermediaries or advisers as parties to the relevant disclosure, report or notification if so requested by the Seller. The Purchaser shall provide, or procure that the relevant member of its Group, intermediary or adviser provides, the Seller with a copy of the disclosure, report or notification submitted to or filed with the Taxation Authority as soon as reasonably practicable following submission or filing, together with any acknowledgment from the Taxation Authority of such submission or filing (including any other information, submission or filing number or code provided by the Taxation Authority) as soon as reasonably practicable after receipt.

16.3

If any action, transaction, step, event, arrangement or other circumstance: (i) of the Separation (including for this purpose each Carve-Out and DivestCo Share Transfer and the execution and delivery of any Local Implementation Agreements); or (ii) under the Transitional Services Agreement, requires the Seller or any member of the Seller’s Group, or any of their intermediaries or advisers, to disclose, report or notify such action, transaction, step, event, arrangement or circumstance to any Taxation Authority (a “Seller Reporting Obligation”), the Seller shall provide, or procure that the relevant member of its Group, intermediary or adviser provides, the Purchaser with the relevant disclosure, report or notification in draft form as soon as practicable prior to submission and in any event no later than ten (10) Business Days before the Deadline. The Seller shall take into account and procure that the relevant member of its Group, intermediary or adviser takes into account all reasonable comments on the disclosure, report or notification received from the Purchaser no fewer than five (5) Business Days before the Deadline, including (without limitation) the addition of the Purchaser, any member of the Purchaser’s Group and any of their intermediaries or advisers as parties to the relevant disclosure, report or notification if so requested by the Purchaser. The Seller shall provide, or procure that the relevant member of its Group, intermediary or adviser provides, the Purchaser with a copy of the disclosure, report or notification submitted to or filed with the Taxation Authority as soon as reasonably practicable following submission or filing, together with any acknowledgment from the Taxation Authority of such submission or filing (including any other information, submission or filing number or code provided by the Taxation Authority) as soon as reasonably practicable after receipt.

16.4

If the Seller or any member of the Seller’s Group applies for any ruling, clearance, confirmation or other assurance from any Taxation Authority in respect of any action, transaction, step, event, arrangement or other circumstance: (i) of the Separation (including for this purpose each Carve-Out and DivestCo Share Transfer and the execution and delivery of any Local Implementation Agreements); or (ii) under the Transitional Services Agreement, the Seller shall, in each case, provide, or shall procure that the relevant member of its Group shall provide, to the Purchaser a copy of, and the opportunity to make reasonable comments on any application for such ruling, clearance, confirmation or assurance provided such comments are received by the Seller (or its duly authorised agents) no later than ten (10) Business Days before its submission or filing with the relevant Taxation Authority. The Seller shall take into account, and procure that the relevant member of its Group takes into account, all reasonable comments made by the Purchaser on the draft application before submitting or filing the relevant application with the relevant Taxation Authority and the Seller shall provide the Purchaser with all other information that the Purchaser may reasonably request in relation to such application. The Purchaser shall provide to the Seller any comments it wishes to make in respect of the draft application as soon as reasonably practicable. The Seller shall, or procure that its duly authorised agents or relevant member of the Seller’s Group shall: (a) keep the Purchaser fully informed of the progress of all matters relating to the application and provides to the Purchaser copies of all applications submitted in final form (together with all enclosures) to the Taxation Authority and all other material correspondence to, or from, any Taxation Authority insofar as it is relevant to the application and (b) fully consult the Purchaser in relation to all matters relating to the ruling, clearance, confirmation or other assurance sought and takes into account all the reasonable comments made by the Purchaser and in relation thereto.

16.5

If, prior to the submission or filing of any ruling or clearance described in 16.4, the Seller (i) provides sufficient information to the Purchaser for the Purchaser to determine the anticipated scope and impact of the proposed ruling or clearance on the DivestCo Business and/or any member of the DivestCo Group, (ii) consults with the Purchaser in good faith regarding the advisability of making such submission or filing and (iii) incorporates any reasonable comments received from the Purchaser in accordance with clause 16.4 and otherwise complies with Clause 16.4, then the Purchaser shall agree not to take any action that is inconsistent with any such ruling or clearance obtained from a Taxation Authority; provided that without advanced written consent of the Purchaser, the Purchaser shall not be required to comply with such ruling or clearance if (A) such ruling or clearance is submitted more than three (3) months after Completion, (B) such ruling or clearance is binding on the DivestCo Business or any member of the DivestCo Group for a period longer than twelve (12) months or (C) compliance with such ruling or clearance would reasonably be expected to have a meaningful adverse consequence on the DivestCo Business or any member of the DivestCo Group.

17.	IP MATTERS

17.1

On or before the Separation Effective Time, the Seller and the Company shall (and shall procure that the RemainCo Group and the DivestCo Group respectively shall), execute and deliver the IP Cross-Licences substantially in the agreed terms in relation to the Shared IPR.

17.2

From and after the date hereof, the Seller and the Company shall (and shall procure that the RemainCo Group and the DivestCo Group respectively shall), use reasonable endeavours to re-engineer the applicable production lines at the Rothenkirchen facility such that, as of the Separation Effective Time, such production lines no longer use the technology known as “GSS” and “Tandem”, with the Seller to bear all relevant costs and expenses incurred by any party (or any member of their respective Groups) in connection with such actions.

17.3

From and after the date hereof, the Seller and the Company shall (and shall procure that the RemainCo Group and the DivestCo Group respectively shall), use reasonable endeavours (a) to reformulate certain products in the System Professional product line such that, as of the Separation Effective Time, no products in the System Professional product line incorporate the technology known as the “Diamond 3-ingredient cocktail,” (b) to submit to the appropriate regulatory authorities such documentation as is necessary to register the change of ingredients in such products with such authorities and (c) to update the packaging and marketing materials for such products to reflect such change in ingredients, with the Seller to bear all relevant costs and expenses incurred by any party (or any member of their respective Groups) in connection with such actions.

17.4

The Separation Committee may, from time to time prior to the Separation Effective Time, update the IPR Allocation Matrix by written notice to the parties to the extent it reasonably considers that the IPR Allocation Matrix does not correctly allocate Business IP Assets to the correct Business, provided that the Seller shall be permitted to update the IPR Allocation Matrix by written notice to the Separation Committee solely to the extent any Intellectual Property Rights included in the IPR Allocation Matrix have expired under applicable law (and no renewal is applicable), or have been allowed to lapse or be marked cancelled or abandoned in the ordinary course of a DivestCo Business’s operations consistent with past practice.

18.	TRANSITIONAL PERIOD

Coty Mark / Brands

18.1

The Company shall procure that, within six (6) months of the Separation Effective Time (in this Clause 18.1, the “Transition Period”), each DivestCo Group member changes its name to exclude any mark of the RemainCo Group that is included in the “Excluded Brands” definition or other term confusingly similar thereto; provided that if the Company has used, and is using, its reasonable best efforts to obtain any approvals and consents from the applicable government authorities necessary to change the name of each DivestCo Group member in accordance with the foregoing, but has not received a required approval or consent with respect to a DivestCo Group Member within such Transition Period, the Transition Period shall be extended for an additional six (6) months, and thereafter, if the Company, despite using its reasonable best efforts, has still not received such necessary approval or consent, the Transition Period shall be extended for a second, additional six (6) month period, provided further that in no event shall the Transition Period exceed eighteen (18) months. Further, the Company shall indemnify the Seller from and against any and all Losses arising from any and all uses of the “Coty” mark or any other “Excluded Brand” by a DivestCo Group member from and after the Separation Effective Time; provided that the Company shall not be required to indemnify the Seller for any Losses that arise from the Company’s compliance with the Seller’s guidelines.

18.2

The Seller shall procure that, within six (6) months of the Separation Effective Time (or within six (6) months of the Delayed Transfer Time in respect of any Transitional Transacting Entity), each RemainCo Group member changes its name to exclude any of the Brands or any confusingly similar term (in this Clause 18.2, the “Transition Period”); provided that if the Seller has used, and is using, its reasonable best efforts to obtain any approvals and consents from the applicable government authorities necessary to change the name of each RemainCo Group member in accordance with the foregoing, but has not received a required approval or consent with respect to a member of the RemainCo Group within such Transition Period, the Transition Period shall be extended for an additional six (6) months, and thereafter, if Seller, despite using its reasonable best efforts, has still not received such necessary approval or consent, the Transition Period shall be extended for a second, additional six (6) month period, provided further that in no event shall the Transition Period exceed eighteen (18) months following the Separation Effective Time or the Delayed Transfer Time as applicable. After the applicable Transition Period has ended, each RemainCo Group member shall have the right to use its prior name (including, to the extent incorporated into such name, any of the Brands) solely for historical reference purposes and as otherwise required by applicable laws or regulations in referencing the RemainCo Group member name. Notwithstanding the foregoing, the RemainCo Group may use the “Russwell” mark perpetually in the names of entities within the RemainCo Group with names that include that mark at the Separation Effective Time; provided that the RemainCo Group must use reasonable endeavours to remove the “Russwell” mark as soon as there is a commercially appropriate opportunity to do so as assessed on an entity-by-entity basis. Further, the Seller (and the Seller’s Group) shall indemnify the Purchaser from and against any and all Losses arising from any and all uses of any of the Brands by a RemainCo Group member from and after the Separation Effective Time; provided that the Seller shall not be required to indemnify the Company for any Losses that arise from the Seller’s compliance with the Company’s guidelines.

18.3

The Seller, on behalf of itself and the Seller’s Group, hereby grants to the Company and each DivestCo Group member a non-exclusive, non-sublicensable (other than to suppliers, vendors, contractors and others in the supply chain, in connection with their providing or receiving goods and services to or from the Company and each DivestCo Group member, but not for the independent use of such persons), royalty-free, fully paid-up, worldwide licence to use the Excluded Brands (i) in respect of product packaging, advertising and marketing materials, three (3) years after Completion and (ii) in respect of all other uses, two (2) years after Completion, in each case in connection with the operation of the DivestCo Business consistent with past practice, and in accordance with the applicable Seller’s Group brand guidelines as provided to the Company in writing. Any and all goodwill or other rights arising from the use by the Company or any DivestCo Group member of any of the Excluded Brands shall automatically inure to the Seller’s Group. The Seller shall have the right to terminate the licence granted in this Section 18.3, effective immediately upon notice, if the Company, or any DivestCo Group member, fails to comply with the foregoing terms and conditions and does not cure such failure within thirty (30) days following receipt of written notice of such failure. Following expiration or termination of the foregoing licence, neither the Company nor any DivestCo Group member shall have any right to use the Excluded Brands, provided that each DivestCo Group member shall have the right to use its prior name (including, to the extent incorporated into such name, the “Coty” mark or any other Excluded Brand) solely for historical reference purposes and as otherwise required by applicable laws or regulations in referencing the DivestCo Group member name. Notwithstanding the foregoing, the DivestCo Group may use the “HFC” and “Coty” marks perpetually in the names of entities within the DivestCo Group with names that include those marks at the Separation Effective Time; provided that the DivestCo Group must use reasonable endeavours to remove the “HFC” and “Coty” marks as soon as there is a commercially appropriate opportunity to do so as assessed on an entity-by-entity basis. Without limiting the Company’s obligations set forth in Section 18.1, for the avoidance of doubt, the Company shall indemnify the Seller from and against any and all Losses arising from any and all uses of the Excluded Brands pursuant to the foregoing licence from and after the Separation Effective Time; provided that the Company shall not be required to indemnify Seller for any Losses that arise from Company’s compliance with the Seller’s guidelines.

18.4

For one-hundred and eighty (180) days after Completion, the Seller and each member of the Seller’s Group shall display on the Domain Names and Social Media Properties of the RemainCo Business, in the locations previously addressing the DivestCo Business, a mutually-agreed statement about the transactions contemplated herein and a link to those Domain Names and Social Media Properties designated by Purchaser.

Regulatory Matters

18.5	The Seller shall (and shall procure that each member of the Seller’s Group shall) cooperate in good faith with the DivestCo Group in connection with:

(a)

the transfer of each material Authorisation held by a RemainCo Retained Entity which is a Transitional Transacting Entity and required for the performance of its role in the “day 1 operating model” set out in Clause 3 to the relevant member of the DivestCo Group on or before the Delayed Transfer Time in respect of such Transitional Transacting Entity (or with such DivestCo Group member otherwise obtaining such material Authorisation on or before that time); and

(b)

for any other Authorisation not covered in Clause 18.5(a), the transfer of each material Authorisation held by a member of the Seller’s Group to the relevant member of the DivestCo Group (including obtaining any required consents or approvals in respect of such transfer) on or before the Separation Effective Time (or with such DivestCo Group member otherwise obtaining such material Authorisation on or before that time).

18.6

To the extent relevant, the Company shall (and shall procure that each member of the DivestCo Group shall) cooperate in good faith with the RemainCo Group in connection with the transfer of each material Authorisation in respect of the RemainCo Business held by a DivestCo Transferred Entity which is a Transitional Transacting Entity (if any) and required for the performance of its role in the “day 1 operating model” set out in Clause 3 to the relevant member of the RemainCo Group on or before the Delayed Transfer Time in respect of such Transitional Transacting Entity (or with such RemainCo Group member otherwise obtaining such material Authorisation on or before that time).

18.7	The Seller shall ensure (or shall procure that the relevant RemainCo Group member ensures) that:

(a)

the RemainCo Group member that is the “responsible person” as at the Separation Effective Time for the purposes of Regulation (EC) No 1223/2009 (as amended from time to time) (the “Cosmetics Regulation”) in respect of an Existing Product shall, for three (3) years following the Separation Effective Time, and in respect of such Existing Products:

(i)	remain the “responsible person” for the purposes of the Cosmetics Regulation (notwithstanding that the relevant entities distributing such Products may be DivestCo Group members);

(ii)	maintain and ensure that any and all details on the online notification system created and used in connection with the implementation of the Cosmetics Regulation are true and accurate; and

(iii)	ensure compliance with all other requirements of a responsible person under the Cosmetics Regulation (including article 13 of that regulation),

with, in all cases, the Company being responsible for any cost incurred by a RemainCo Group member in the ordinary course of the lawful discharge by a “responsible person” of its regulatory obligations, but excluding any fine, penalty or legal costs and expenses incurred by a RemainCo Group member as a consequence of its failure to comply with its regulatory obligations (including its obligations under Clauses 18.7 to 18.9 (inclusive)) if and to the extent such failure to comply was not caused by an act or omission of a DivestCo Group member. The parties shall cooperate to establish a process pursuant to which such costs are invoiced directly to a DivestCo Group member to the extent permitted under applicable law;

(b)

for any other jurisdiction not covered by Clause 18.7(a) in respect of which the Seller or a RemainCo Group member holds or is involved in the holding of an analogous position (including with respect to any registration, authorisation for registration, filing, artwork or packaging associated with a relevant product) to the “responsible person” under the Cosmetics Regulation in respect of Existing Products, that responsible entity or person shall, for three (3) years following the Separation Effective Time, and in respect of such Existing Products:

(i)	remain responsible entity or person (notwithstanding that the relevant entities distributing such Products may be DivestCo Group members); and

(ii)	ensure compliance with all other requirements of such a responsible entity or person under the applicable law,

with, in all cases, the Company being responsible for any cost incurred by a RemainCo Group in the ordinary course of the lawful discharge by a person holding such an analogous position of its regulatory obligations but excluding any fine, penalty or legal costs and expenses incurred by a RemainCo Group member as a consequence of its failure to comply with its regulatory obligations (including its obligations under Clauses 18.7 to 18.9 (inclusive)) if and to the extent such failure to comply was not caused by an act or omission of a DivestCo Group member. The parties shall cooperate to establish a process pursuant to which such costs are invoiced directly to a DivestCo Group member to the extent permitted under applicable law; and

(c)

subject to the DivestCo Group having provided access to product information within its possession as is reasonably necessary for the Seller (or the relevant RemainCo Group member) to comply with its obligations hereunder, it provides, at no charge to the DivestCo Group, consumer careline services to the DivestCo Group (including taking consumer calls/messages, processing such calls/messages, directing enquiries/complaints to the relevant people in the organisation, handling the feedback loop and reporting on the foregoing) and maintains for that purpose such procedures and processes (including contact details and hours of operation) as may be necessary to avoid changes to any consumer literature, packaging or online information, for so long as the DivestCo Group continues using artwork and packaging created prior to, or used at, the date of Completion, in the cases of Clause 18.7(a) and Clause 18.7(b):

(d)	until such time within the said three (3) year period as the DivestCo Group instructs that responsible entity or person to the contrary with respect to any Product;

(e)

provided that the Seller and relevant RemainCo Group members shall cease to have any obligations in relation to relevant Existing Products under such Clauses if and to the extent that any of the following applies:

(i)	the Existing Product is manufactured or prepared with a different formulation (including changes to raw materials) than that used at the Separation Effective Time; or

(ii)

the product data, artwork or packaging for the Existing Product is amended in any way (including new supporting data, packaging or artwork) from the product data, artwork and packaging created prior to, or used at, the Separation Effective Time, in which case the Company shall be required to promptly replace, or procure the replacement of, the relevant RemainCo Group member as responsible person (or analogous position) by a person other than a RemainCo Group member; and

(f)

the Seller and the RemainCo Group shall not be restricted from sub-contracting other entities or persons for the performance of tasks required for the relevant RemainCo Group member to meet its obligations as a responsible person (or analogous position), to the extent permitted by applicable laws and subject to the Purchaser’s prior written approval of any cost associated with such sub-contracting.

In light of the careline service provided in Clause 18.7(c), the parties shall cooperate in good faith with a view to the DivestCo Group establishing standalone careline services (as set out in Clause 18.7(c)) in a timely and efficient manner.

Clause 18.7(e) shall not apply to changes which do not require a change in finished product code according to COTY global SOP GLOB-QA-SOP-008-004. Furthermore, notwithstanding Clause 18.7(e), a member of the DivestCo Group may change a formulation (including its raw materials), packaging components or the artwork of an Existing Product where necessary to overcome an interruption to the supply of any material, to meet an urgent or short-notice regulatory change in any jurisdiction or otherwise to address any extraordinary event or circumstance beyond its control provided that it notifies the relevant RemainCo Group member of the change and such change does not cause the RemainCo Group member to be in breach of its obligations as a responsible person (or analogous position) or require it to make any notification, application or similar act in respect thereof, any such change in all cases being at the cost of the Company. If any proposed change by a member of the DivestCo Group to a formulation (including its raw materials), packaging components or the artwork of an Existing Product would require the RemainCo Group member to take steps to maintain compliance, the DivestCo Group member must obtain the prior written consent of the RemainCo Group member, which shall not be unreasonably withhold or denied (with any such change in all cases being at the cost of the Company).

18.8

The Seller shall ensure (and shall procure that the relevant RemainCo Group member ensures) that, for the duration of the period in which a RemainCo Group member is required to act as responsible person (or in an analogous position) pursuant to Clause 18.7(a) or Clause 18.7(b), and provided that if the Seller complies with this Clause 18.8 in respect of that member of the RemainCo Group it shall be deemed to have discharged its obligations under Clause 18.7 to maintain any business address or location in respect of such member of the RemainCo Group:

(a)

the Seller shall not (and shall procure that the relevant RemainCo Group member shall not) cause any change to the current location or presence thereat of the RemainCo Group at 14 Rue du 4 septembre, 75002 Paris, France such as would cause any RemainCo Group member acting as responsible person (or in an analogous position) pursuant to Clause 18.7(a) or Clause 18.7(b) to be in breach of its regulatory obligations for an Existing Product and/or that would necessitate a mandatory change to any product registration, artwork, literature, packaging or other information in whatever form and/or that would cause a breach of an obligation of the Seller and/or a RemainCo Group member under Clause 18.7(c), and the Seller shall procure that the cost of maintaining the location and presence of the RemainCo Group at such location shall be at the Seller’s own cost;

(b)

the relevant RemainCo Group member shall maintain, at its own cost (subject to Clause 18.8(e) below), such presence (without restriction as to the particular form of physical presence or footprint) at each of the following business addresses and locations as is necessary to remain compliant with its obligations as a responsible person (or analogous position) pursuant to Clause 18.7(a) or Clause 18.7(b) and with its obligations (if any) under Clause 18.7(c) (including the maintenance of such internal authorisations and company stationery for each address as may be necessary for official company correspondence and communications to be issued from the location for any product regulatory purposes), to avoid any changes being required to any registration, artwork, literature or packaging of an Existing Product:

(i)	350 Fifth Avenue, New York, New York, 10118, United States of America;

(ii)	5 St George’s Rd, Wimbledon, London SW19 4DR; and

(iii)	Chemin Louis-Hubert 1-3, 1213 Lancy, Switzerland,

provided that prior to making any change to the presence of the Seller’s Group at such business addresses and locations as maintained at the Separation Effective Time, the Seller shall notify the Purchaser of any such proposed change as soon as reasonably practicable prior to making such change (and in any event, no later than 6 months prior to the proposed change);

(c)

any business addresses and locations of the Seller Group that serve as the registered address or address of record for any responsible person (or analogous position) in relation to the Existing Products as at the Separation Effective Time, other than those addresses listed in Clauses 18.8(a) and 18.8(b) (such business addresses and locations the “Registrable Addresses”) (and the parties shall cooperate in good faith to develop a list of such Registrable Addresses within three months following Completion, which list shall be informational only and without prejudice to the scope of the Registrable Addresses) and, in relation to any such Registrable Address, the Seller shall notify the Purchaser of any proposed change to the Registrable Address as soon as reasonably practicable prior to making such change (and in any event, no later than 6 months prior to the proposed change)in order to enable the Purchaser to register a member of the DivestCo Group or other third party as a new responsible person (or analogous position), and shall cooperate in good faith with the DivestCo Group to mitigate any costs of the DivestCo Group arising from such change (including, if requested by the Purchaser, by seeking to facilitate the option of the RemainCo Group entity maintaining a limited presence at the affected location), provided however that:

(i)

the relevant DivestCo Group members shall remain responsible for such costs (including for required registration, labelling, artwork, literature or packaging changes, but excluding any fine, penalty or legal costs and expenses incurred by a RemainCo Group member as a consequence of its failure to comply with its regulatory obligations (including its obligations under Clauses 18.7 to 18.9 (inclusive)) if and to the extent such failure to comply was not caused by an act or omission of a DivestCo Group member (including if the DivestCo Group fails to change any labelling, artwork, literature or packaging after the Purchaser is notified by the Seller pursuant to this Clause 18.8(c) of a change in business address or location); and

(ii)

if the minimum period that the DivestCo Group requires to register a new responsible person (or analogous position) exceeds 6 months, for a period of up to 12 months following notification of the proposed change, the relevant RemainCo Group member shall maintain, at its own cost (subject to Clause 18.8(e) below), such presence (without restriction as to the particular form of physical presence or footprint) at the relevant Registrable Address as is necessary to remain compliant with its obligations as a responsible person (or analogous position), provided however that, notwithstanding the foregoing and any other provision of this Agreement, for the duration of the period in which a RemainCo Group member is required to act as responsible person (or analogous position) pursuant to Clause 18.7(a) or Clause 18.7(b):

(d)

the Seller shall procure that the Seller’s Group shall change no more than three Registrable Addresses in each 12 month period following the Separation Effective Time, save with the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed and which the Company shall provide if, acting reasonably and following consultation with the Seller, it considers that further changes do not result in any increased costs or material supply chain disruption for the DivestCo Group as a result of any mandatory re-registration, labelling, artwork, literature or packaging changes);

(e)

to the extent that the RemainCo Group maintains a presence solely in order to comply with its obligations under Clauses 18.8(b) or 18.8(c), the Company shall reimburse the RemainCo Group an aggregate amount (shared between the relevant member(s) of the RemainCo Group) of up to $250,000 in each 12 month period following the Separation Effective Time, of the reasonable and documented costs required to maintain such presence; and

(f)

the Seller and the RemainCo Group shall have no liability under Clauses 18.7 to 18.9: (1) to have any greater presence at any business address or location than the current presence maintained as at the Separation Effective Time; or (2) to the extent such liability results from or is increased by the DivestCo Group making any voluntary notification or disclosure to a regulator in respect of such change of business address or location.

18.9	For the duration of the period in which a responsible person or entity has obligations under Clause 18.7(a) or Clause 18.7(b):

(a)

the Seller shall (or shall procure that the relevant RemainCo Group member shall) make available to the Company upon request a signed letter confirming that the relevant RemainCo Group member acts as responsible person (or analogous position);

(b)

the Seller shall (or shall procure that the relevant RemainCo Group member shall) respond to any written request from the Company to take action required of it as a responsible person (or analogous position) pursuant to Clause 18.7(a) or Clause 18.7(b) within 10 Business Days of receipt of such notice, and shall use its commercially reasonable endeavours to address any action that it is required to take pursuant to its obligations in pursuant to Clause 18.7(a) or Clause 18.7(b) as promptly as is reasonably practicable for it to do so; and

(c)

the Company shall provide to the relevant RemainCo Group member all information and cooperation reasonably necessary for it to perform its obligations as a responsible person (or analogous position) pursuant to Clause 18.7(a) or Clause 18.7(b).

18.10	With effect from the Separation Effective Time:

(a)

the Seller shall transfer (or procure that the relevant Seller Group member shall transfer) its rights in the EAN code range “800561” and respective EAN/UPC barcodes and numbers to the Company (or such other member of the Purchaser’s Group, as nominated by the Company);

(b)

the Company hereby grants (on its own behalf and on behalf of each member of the Purchaser’s Group) a non-exclusive right to the Seller’s Group to use any EAN/UPC barcodes and numbers in the range referred to in Clause 18.10(a), until the date that is five (5) years following the Separation Effective Time; and

(c)

the Seller hereby grants (on its own behalf and on behalf of each member of the Seller’s Group) a non-exclusive right to the Purchaser’s Group to use any EAN/UPC barcodes and numbers that were owned and used by the Seller’s Group in connection with a Brand prior to the Separation Effective Time, other than the range referred to in Clause 18.10(a), until the date that is three (3) years following the Separation Effective Time.

Insurance

18.11

The Company shall be entitled to any rights and/or benefits arising under or in connection with any Relevant Insurance Claims (as defined in the SPA) and any Transferred Policies, including the right to tender claims and to recover insurance proceeds in amounts in excess of policy deductibles.

Salon Financing

18.12	The parties acknowledge and agree that, on or prior to the Separation Effective Time, the Seller shall (and shall procure that the relevant RemainCo Group members shall) procure that:

(a)

all consumer loans advanced by Coty UK&I Ltd to salons located in the United Kingdom, in connection with the financing of purchases by such salons, shall be terminated (whether collected, written off, released or otherwise) such that Coty UK&I Ltd ceases to undertake any activities that require authorisation pursuant to the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (the “Regulated Activities Order”) (the “Excluded Loans”); and

(b)	Coty UK&I Ltd’s existing authorisation pursuant to the Regulated Activities Order is cancelled.

Transitional Service Agreements

18.13

The Separation Committee shall finalise and approve the Service Schedules as soon as practicable following the Original Agreement Date. The Seller and the Company shall (and shall procure that their respective Group members shall as applicable), on or prior to the Separation Effective Time enter into transitional service agreements on substantially the terms of the Agreed Form TSA providing for those services (and on those service terms) as set out in the Service Schedules (upon entry, the “Transitional Services Agreements”) to be provided by the DivestCo Group to the RemainCo Group (and vice versa), including any local agreements in respect of local services as the Separation Committee considers appropriate (acting reasonably).

18.14

The parties acknowledge that the Services Schedules are to be updated and finalised as soon as practicable after signing by the Separation Committee (such versions shall then be deemed “in agreed terms” for the purposes of this Agreement). In particular, the Separation Committee shall:

(a)

agree the details of the relevant key performance indicators for each TSA service in a manner consistent with the Agreed Form TSA as well as any other additional key performance indicators that are introduced by the Seller’s Group prior to the Separation Effective Time in each case for the performance of the equivalent services within the Seller’s Group; and

(b)

consider in good faith any alternative arrangements to service recipient exit from the Transitional Services Agreements and related changes in costs (such as volume-based charges, by relevant regions and business unit).

18.15

During the period commencing on the Original Agreement Date and ending upon entry in the relevant Transitional Services Agreement, the Seller and the Company shall each comply with (or cause their respective Group members to comply with) the provisions of clause 3.1, 3.2 and 3.3 of the Agreed Form TSA as though it were in force.

Transitional Service Requests

18.16

Either the Seller or the Purchaser may from time to time submit a request to the Separation Committee for the provision of transitional services setting out details of the requested services in the form of the services schedule (Schedule 1) of the Agreed Form TSA, such request to be in the form of a Change Control Form (as that term is defined in the Agreed Form TSA).

18.17

The Separation Committee shall promptly (and in any event within ten (10) Business Days of receiving a request in accordance with clause 18.16) consider any request, and shall be obliged to approve any request without delay to the extent that each of the following conditions are met:

(a)	the requested services are not required to be provided beyond the end of the TSA Period;

(b)

the requested services were previously routinely provided by the RemainCo Business or RemainCo Group to the DivestCo Business or the DivestCo Group (or vice versa) in the ordinary course of business during the twenty four (24) months preceding the Separation Effective Time (and, to avoid doubt, do not relate to one-off or special projects that are not activities routinely undertaken by the Business or Group as applicable);

(c)

subject to Clause 18.18, the proposed service charges and terms are substantially equal to 105% of the costs to the service provider of providing such service (including the costs of internal management time) as determined by the Separation Committee acting reasonably;

(d)	the requested services are not already provided pursuant to an existing Transitional Services Agreement; and

(e)	the requested services are not Excluded Services.

18.18

Any services approved pursuant to Clause 18.17 shall be the subject to a transitional services agreement on substantially the terms of the Agreed Form TSA, as finalised and approved by the Separation Committee, and Seller and the Company shall (and shall respectively procure that the RemainCo Group and DivestCo Group members shall) enter into a transitional services agreement (or amend an existing Transitional Services Agreement) for the provision of such services.

Specific service terms

18.19	Notwithstanding the terms of the Transitional Services Agreement for the provisions of services to the DivestCo Group to the contrary:

(a)

the Seller shall procure that the DivestCo Group is granted an extension of the logistics services at the Riverside site provided under the Transitional Services Agreement of up to five months and the parties shall use reasonable endeavours to reduce any Losses that are savings lost to the Seller’s Group as a result of such extension, provided that if, having used reasonable endeavours to mitigate such Losses, such Losses are still incurred, the Seller shall provide the Company with such information as the Company may reasonably require to verify such Losses, and the Company shall be responsible for any such Losses (up to a maximum of USD 6.9 million); and

(b)

the parties shall use reasonable endeavours to reduce any Stranded Costs arising under a Transitional Services Agreement relating to the clone of the existing ECC system in place of the DivestCo Group establishing a new SAP S4/HANA system, provided that this Clause 18.19(b) shall be without prejudice to the terms of clause 14.3 of the Transitional Services Agreement.

19.	DATA ACCESS AND DATA PROTECTION

Data Separation

19.1	The parties shall (and shall ensure that their respective Group members) comply with Schedule 10.

Ongoing Data Access

19.2

For a period of seven (7) years following the Separation Effective Time, each party shall, and shall procure that the relevant members of its Group shall, if reasonably requested by another party, allow such other party (or its Group members) access (including the right to take copies at the other party’s expense) to the Books and Records which are reasonably required by the other party (or its Group member) for the purpose of:

(a)	performing its obligations under this Agreement or giving effect to the Separation;

(b)	the provision of services under a Transitional Services Agreement;

(c)

dealing with its Tax and accounting affairs (including such information as is reasonably required in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a Taxation Authority); or

(d)	any requirement of any regulatory authority or applicable law,

provided that such access would not materially disrupt the ordinary course business operations of the party that is required to so provide access.

19.3	Any out of pocket expenses associated with a party’s (or a member of its Group’s) request for access to Books and Records pursuant to Clause 19.2 shall be borne by that party.

Data Protection

19.4	In this Clause 19:

(a)

“Data Protection Laws” means the following legislations to the extent applicable from time to time: (a) national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC) (as amended by Directive 2009/136); (b) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national law supplementing the GDPR (such as, in the United Kingdom, the Data Protection Act 2018) or any successor laws arising out of the withdrawal of a member state from the European Union, and (c) any other data protection or privacy laws, regulations, or regulatory requirements, guidance and codes of practice applicable to the Processing of Personal Data (as amended and/or replaced from time to time);

(b)	“Controller Personal Data” means any Personal Data which each Party Processes under or in connection with this Agreement as a separate Controller other than the Processed Personal Data;

(c)

“Controller”, “Data Subject”, “Personal Data”, “Processing” (and its cognates), “Processor”, “Personal Data Breach” and “Supervisory Authority” shall have the same meaning given to them in the Data Protection Laws; and

(d)

“Processed Personal Data” means any Personal Data Processed by the party acting as a Processor at any time on and from Completion in connection with the provision of the activities, services or performance of its other obligations set out in this Agreement.

19.5	For the purposes of Data Protection Laws, each party is a separate Controller in respect of the Controller Personal Data and shall independently determine the purposes and means of such Processing.

19.6

Each party will comply with all requirements applicable to Controllers of Data Protection Laws in relation to the Processing of the Controller Personal Data, including by ensuring that it (and that each of its Group members) has, and will maintain in place, all consents, registrations and authorisations as may be required to enable it to process the Controller Personal Data to the extent required in connection with information shared in accordance with Clause 19.2 (the “Purpose”).

19.7

As a Controller of the Controller Personal Data, each party will, on request, provide the other at its own expense with reasonable assistance, information and cooperation to ensure compliance with the other party’s obligations under Data Protection Laws in relation to the Controller Personal Data, including to the extent reasonably requested in relation to notifications required under Data Protection Laws in the event of a Personal Data Breach affecting the Controller Personal Data.

19.8

The Company shall ensure that all fair processing notices have been given (and/or, where necessary, valid consents have been obtained and not withdrawn) to all relevant data subjects in accordance with Data Protection Laws and enable it to process the Controller Personal Data lawfully and in accordance with the Data Protection Laws.

19.9

The parties further acknowledge that a party (the “Processing Party”) may, in performing its obligations under this Agreement, be required to Process Personal Data of another party (the “Controlling Party”). To the extent it does so on and from the Separation Effective Time, the Controlling Party shall be the Controller and the Processing Party shall be the Processor of any Processed Personal Data. The Controlling Party shall ensure that it has, and will maintain in place, all consents, registrations and authorisations as may be required to enable the Processing Party to process the Processed Personal Data. The particulars of the Processing are as follows:

(a)	Subject Matter of the Processing: The Processing Party has agreed to perform its obligations under this Agreement, possibly involving the Processing of Personal Data.

(b)	Nature and purpose of the Processing: To perform obligations under this Agreement in relation to the Separation.

(c)

Types of Personal Data Processed: The Processing Party will possibly Process the following types of Personal Data during the course of the provision of the Services: (i) biographical data (including title, first name, last name and other identification numbers), (ii) contact data (including email addresses, billing and postal addresses and telephone numbers) and (iii) financial data (including bank account). The processing of special categories of personal data may take place in relation to the provision of certain (i) human resources Services and may include the processing of health data for the purposes of the administration of employee benefits and (ii) research and development Services, which may include the processing of health data in the context of adverse event recording.

(d)	Categories of Data Subjects: The clients, consumers, suppliers and employees, workers and independent contractors of the DivestCo Group and the RemainCo Group.

(e)	Duration of the Processing: For the term of this Agreement.

19.10	The Processing Party shall:

(a)

only Process the Processed Personal Data on the documented instructions and directions of the Controlling Party (which shall include without limitation the terms of this Agreement) and only to the extent reasonably necessary for the purpose of performing its obligations under this Agreement and not Process the Processed Personal Data for any other purpose or in any other manner unless the Processing Party is required to Process such Processed Personal Data otherwise under applicable Data Protection Laws. Where such a requirement is placed on Processing Party it shall provide prior notice to the Controlling Party unless prohibited by applicable laws or regulations;

(b)	Process the Processed Personal Data in accordance with the specified subject matter, duration, purpose, type of Personal Data and categories of Data Subjects as set out in Clause 19.9;

(c)	immediately inform the Controlling Party if, in its reasonable opinion, any instruction or direction from the Controlling Party would be in breach of Data Protection Laws;

(d)

ensure that any employee, director, agent, contractor or affiliate of the Processing Party or any third party with access to Processed Personal Data only access such Processed Personal Data in connection with the performance of this Agreement or where permitted by applicable laws or regulations. The Controlling Party shall further ensure that all persons authorised by it to Process the Processed Personal Data (i) have undergone training about Data Protection Laws and (ii) are subject to a duty of confidence;

(e)

implement appropriate technical and organisational measures to protect the Processed Personal Data against accidental or unlawful destruction or accidental loss, alteration, unauthorised disclosure or access as required under Data Protection Laws;

(f)

promptly notify the Controlling Party if it receives a request from a Data Subject attempting to exercise their rights under Data Protection Laws in relation to the Processed Personal Data. The Processing Party shall act in accordance with the Controlling Party’s reasonable instructions when dealing with any such request;

(g)

cooperate and provide reasonable assistance to the Controlling Party to respond to (i) requests from any Data Subject exercising their rights under Data Protection Laws and (ii) any enquiry made, or investigation or assessment of Processing initiated by any Supervisory Authority; and

(h)	assist the Controlling Party with the conduct of privacy impact assessments and in relation to the security of the Processing where and as required under Data Protection Laws.

19.11

At the request of the Controlling Party, the Processing Party shall provide (at the Processing Party’s cost) all information necessary to demonstrate evidence of its compliance with this Agreement and the Data Protection Laws and allow for and contribute to audits, including without limitation inspections, conducted by the Controlling Party or another auditor nominated by the Controlling Party to verify the Processing Party’s compliance with Data Protection Laws.

19.12

The Processing Party shall notify the Controlling Party without undue delay on becoming aware of, or reasonably suspecting there has been a Personal Data Breach affecting the Processed Personal Data in accordance with the level of details for the Controlling Party to fulfil any reporting or other requirements imposed on it under Data Protection Laws . Where and in so far as, it is not possible to provide all of the information as part of the initial notification of the Personal Data Breach, the Processing Party shall provide this information in phases as soon as the same is reasonably available;

19.13

On termination or expiry of the Agreement or any part of it and at the option of the Controlling Party, the Processing Party shall promptly return (in the format reasonably requested by the Controlling Party) or delete the Processed Personal Data Processed in relation to the Services and certify in writing that it has done so, save that the Processing Party shall be entitled to retain copies of Personal Data to the extent it is required to do so under applicable laws or regulations provided it shall promptly inform the Controlling Party, in writing, of what Personal Data is to be retained and the reason it must be retained under such applicable laws or regulations.

19.14

The Controlling Party authorises the Processing Party to transfer the Processed Personal Data outside the European Economic Area (“EEA”) and/or the United Kingdom (as applicable) as required to perform its obligations under this Agreement, including to any countries in which the Processing Party’s sub-Processors operate, provided that the Processing Party shall ensure that all such transfers are effected in accordance with Data Protection Laws and by way of a valid data transfer mechanism as may be permitted under Data Protection Laws from time to time.

19.15

The Controlling Party provides a general authorisation to the Processing Party to engage sub-Processors for the Processing of the Processed Personal Data to assist with the performance of this Agreement provided that the Processing Party shall :

(a)

ensure that it has a written contract with any such sub-Processor that contains terms for the protection of the Processed Personal Data which are no less protective than the terms set out in this Agreement;

(b)	remain liable to the Controlling Party for the performance of the sub-Processor’s obligations under Data Protection Laws or any acts or omissions of such sub-Processor; and

(c)

give the Controlling Party reasonable prior notice of any intended changes concerning the addition or the replacement of any such sub-Processors. The Controlling Party may object in its reasonable discretion to the proposed change of any sub-Processor, and where it does so object, then the matter will be treated as a Dispute in accordance with Clause 33.

20.	THIRD PARTY CLAIMS

Notice of Third Party Claims

20.1

A party that receives (or whose Group receives) notice of a Third Party Claim (or is or becomes aware of facts likely to give rise to a Third Party Claim) shall promptly (and in any event within five (5) Business Days) give notice to each other party of the Third Party Claim.

Pre-Coty Claims

20.2

Following the Separation Effective Time, the Company shall give the Seller (or the Seller may give the Company) written notice of any claim or potential claim relating exclusively to the conduct of the DivestCo Business on or before 1 October 2016 (including a Tax Contest relating to a tax period beginning on or before October 1, 2016, and ending after October 1, 2016) (a claim so notified being a “Pre-Coty Claim”) promptly (and in any event within ten (10) Business Days) of becoming aware of the claim or potential claim (including any Tax Contest) (the “Pre-Coty Claim Notice”). The Company (or the Seller, where applicable) shall provide such information as is reasonably requested by the Seller (or the Company, where applicable) in connection with any Pre-Coty Claim Notice promptly and in any event within five (5) Business Days of any such request.

20.3

The Seller may, by written notice to the Company within twenty (20) Business Days of receipt of a Pre-Coty Claim Notice, take (or designate its duly appointed advisors or other persons to take) conduct of the relevant Pre-Coty Claim, with the effect that such Pre-Coty Claim shall become an Active Claim in respect of which the Conducting Party is the Seller and the Indemnified Party is a member of the Purchaser’s Group.

Conduct of Active Claims

20.4	In respect of each Active Claim, the Conducting Party shall (or shall cause any designee that takes conduct of the Active Claim pursuant to Clause 20.3 to):

(a)	retain sole and exclusive conduct of such Active Claim and all discussions and negotiations of whatsoever nature arising in connection therewith; and

(b)	keep the other parties reasonably informed of any material developments in relation to the Active Claim to the extent any of those parties’ Group members are involved in the Active Claim.

20.5

Following the Separation Effective Time, in respect of each Active Claim, the Indemnified Party shall, and shall procure that each member of its Group shall, promptly (and within fifteen (15) Business Days) following receipt pay over to the Conducting Party all monetary damages, awards, compensation and benefits, received by any member of its Group in connection with the Active Claim (including its settlement, compromise, judgment or discharge), provided that the Indemnified Party shall have the right to offset any amounts due to it in connection with such Active Claim pursuant to Clauses 2.17 (where the Indemnified Party is a member of the Purchaser’s Group), 2.18 (where the Indemnified Party is a member of the Seller’s Group) or 20.10 against its obligation to pay such amount. To the extent possible, the Indemnified Party shall procure that any of its Group members that is expected to receive proceeds to which the foregoing would apply, provides such directions and instructions to the paying party as are necessary to procure that all such amounts are paid directly to the Conducting Party.

20.6

An Indemnified Party in respect of an Active Claim shall not, and shall procure that no member of its Group shall, settle, compromise or discharge the Active Claim without prior written consent of the Conducting Party (which consent may be withheld in the Conducting Party’s sole discretion) or enforce against a person the rights of any member of the Indemnified Party’s Group in relation to the matter, other than in accordance with Clauses 20.7 to 20.10 (inclusive). Without prejudice to any other provisions of this Clause 20, the Conducting Party (or any other relevant member of its Group) may agree to settle, and settle, the Active Claim on such terms as it may, in its sole discretion, determine.

20.7

Subject to the Conducting Party complying with Clause 20.10, an Indemnified Party in respect of an Active Claim agrees to take such steps and procure that each of its Group members take such steps as are permitted by any applicable laws or regulations to delegate conduct of the Active Claim to the Conducting Party (or such other member of the Conducting Party’s Group as the Conducting Party may nominate or any designee that takes conduct of that Active Claim pursuant to Clause 20.3) as may be requested by the Conducting Party.

20.8

Subject to the Conducting Party complying with Clause 20.10, the Conducting Party in respect of an Active Claim shall be entitled to request in writing that the Indemnified Party or any of its Group members, at the expense of the Conducting Party, takes all such steps or proceedings (including as to the selection and retention of legal representation) the Conducting Party may consider necessary or desirable in connection with the Active Claim.

20.9

Subject to the Conducting Party complying with Clause 20.10, the Indemnified Party shall act or shall procure that the relevant member of its Group shall act in accordance with any written requests made by the Conducting Party pursuant to Clause 20.8 in respect of the relevant Active Claim, including, without limitation, signing, or procuring any relevant Group member to sign any such documents as the Conducting Party may consider necessary or desirable to settle, compromise or discharge the Active Claim on such terms as the Conducting Party may, in its sole discretion, determine.

20.10	The Conducting Party in respect of an Active Claim shall:

(a)

promptly pay and discharge all Liabilities incurred by the Indemnified Party’s Group in relation to its actions taken in compliance with this Clause 20 and all reasonably and properly incurred and documented third party costs and expenses, including those of its legal advisers, incurred after the Separation Effective Time in respect of the Active Claim;

(b)

indemnify the Indemnified Party and its Group against Losses that may be incurred by the Indemnified Party’s Group in relation to its actions taken in compliance with this Clause 20 and for all reasonably and properly incurred and documented third party costs and expenses, including those of its legal advisers, incurred after the Separation Effective Time in respect of the Active Claim; and

(c)

in the case of a Pre-Coty Claim in respect of which the Seller has taken conduct pursuant to Clause 20.3, indemnify the Indemnified Party and its Group against Losses that may be arising from such Pre-Coty Claim.

20.11

Where a Conducting Party is liable to make any payment under Clause 20.10 which gives rise to a payment of, in respect of or on account of Tax by a member of the Indemnified Party’s Group, the Conducting Party shall make such payment of Tax by the later of (i) the date falling seven (7) days after the Indemnified Party has served a notice on the Conducting Party demanding that payment and (ii) the date falling ten (10) Business Days before the last day on which a payment of, in respect of or on account of Tax may be made by the relevant member of the Indemnified Party’s Group without incurring any liability to interest, a fine, surcharge and/or penalty arising in respect thereof.

20.12	The Indemnified Party in respect of an Active Claim shall, and shall procure that its Group members shall:

(a)

allow the Conducting Party and its Representatives access (including the right to take copies at the Conducting Party’s expense) to their Books and Records, and such other information, assistance and access to records, employees and officers of them, as the Conducting Party reasonably requires for the purposes of or in connection with conducting the Active Claim; and

(b)

keep the Conducting Party fully informed of the progress of, and all matters and developments in relation to, the Active Claim and provide the Conducting Party with copies of all information and correspondence (including court process) relating to the Active Claim promptly upon receipt (and in any event within two (2) Business Days of receipt).

21.	ONGOING MATTERS

Future Trading and Trade Enquiries

21.1

The Seller shall, as soon as reasonably practicable, refer to the Company all correspondence and enquiries relating to the DivestCo Business received by any Seller’s Group member (or any of their respective employees, directors, officers, agents or representatives) after the Separation Effective Time.

21.2

The Company shall, as soon as reasonably practicable, refer to the Seller all correspondence and enquiries relating to the RemainCo Business received by any DivestCo Group member (or any of their respective employees, directors, officers, agents or representatives) after the Separation Effective Time.

Transitional and Long Term Manufacturing

21.3

The parties agree that the LTA Term Sheet reflects the agreed position of the parties with respect to the proposed contract manufacturing agreement in relation to the Sanford site. The parties further agree to negotiate and agree in good faith definitive documentation giving effect to the terms of the LTA Term Sheet as soon as reasonably practicable (and in any event on or before 13 November 2020) (“Manufacturing Agreement”). The Seller and the Company shall procure that their respective Group members enter into the Manufacturing Agreement on or before the Separation Effective Time.

Hünfeld Receivable

21.4

If, on or after the Separation Effective Time, the DivestCo Group receives any payment in respect of the Hünfeld Receivable, the Company shall (or shall procure that the relevant DivestCo Group member shall) promptly, and in any event within ten (10) Business Days of receiving such payment, make payment of such amount to the Seller (or such person nominated by the Seller in writing).

22.	SELLER PARENT GUARANTEE

22.1	The Seller Parent as primary obligor (and not as a surety) unconditionally and irrevocably:

(a)	guarantees by way of continuing guarantee to the Purchaser the due and punctual performance by:

(i) the Seller of its obligations under or pursuant to this Agreement; and

(ii) the Company of its obligations prior to the Separation Effective Time under or pursuant to this Agreement;

(b)	agrees that if the Seller fails to make any payment when it is due under or pursuant to this Agreement, the Seller Parent shall on demand pay (or procure the payment of) that amount to the Purchaser.

22.2

Each payment to be made by the Seller Parent under this Clause 22 shall be made in the currency in which the relevant amount is payable by the Seller, and shall be made in full without any set-off, restriction, condition or counterclaim.

22.3	The Seller Parent’s obligations under this Clause 22 shall not be affected by:

(a)	the dissolution, amalgamation, reconstruction or insolvency (including any inability to pay debts) of, or any creditors’ voluntary arrangement in respect of, the Seller or the Company; or

(b)	any disability, incapacity, or other impediment to the Seller’s or the Company’s capacity to contract or perform.

22.4

The Seller Parent’s obligations under this Clause 22 shall not be affected by any matter or thing which, but for this provision, might operate to affect or prejudice those obligations, including without limitation:

(a)	any time, waiver, consent or indulgence granted to, or composition with, the Seller, the Company or any other person;

(b)

the taking, variation, renewal or release of, or neglect to perfect or enforce this Agreement or any right, guarantee, remedy or security from or against the Seller, the Company or any other person; or

(c)	any unenforceability or invalidity of any obligation of the Seller, the Company so that this Clause 22 shall be construed as if there were no such unenforceability or invalidity,

provided that, nothing in this Clause 22.4 shall give rise to the Seller Parent’s obligations under this Clause 22 extending beyond the Seller’s obligations under this Agreement (as affected by any such matter or thing).

23.	GOVERNANCE

Establishment of the Separation Committee

23.1

The parties hereby establish a separation committee (the “Separation Committee”) for the purposes of coordinating, monitoring, directing and resolving issues arising in respect of the Separation, including by:

(a)	finalising the precise details of the Separation and the Separation Materials;

(b)	performing its express obligations under this Agreement;

(c)	monitoring each party’s progress in fulfilling milestones and performing its obligations in relation to the Separation;

(d)	identifying and agreeing measures to address recurring or material problems with the implementation of the Separation;

(e)	overseeing the timetable of the Separation;

(f)	finalising the Transitional Services Agreements and Manufacturing Agreements;

(g)

discussing the initial business plan, annual budget and future business planning, including in respect of value preservation and underperforming parts of the DivestCo Business, to be implemented after Completion (or if applicable to Delayed Transfer Time); and

(h)	resolving any disputes referred to it pursuant to this Agreement.

Composition of the Separation Committee

23.2	The Separation Committee shall initially comprise one representative of the Seller and one representative of the Purchaser, as follows:

(a)	Seller representative: Laurent Mercier; and

(b)	Purchaser representative: Justin Lewis-Oakes.

23.3	The Seller may replace its representative on the Separation Committee from time to time by notice to the Purchaser’s representative on the Separation Committee.

23.4	The Purchaser may replace its representative on the Separation Committee from time to time by notice to the Seller’s representative on the Separation Committee.

23.5	The Separation Committee shall appoint a Committee Member to chair the Separation Committee (the “Chair”), who shall be responsible for convening all meetings of the Separation Committee.

23.6	The Purchaser may appoint up to two observers to attend and participate in any meetings of the Separation Committee.

23.7	The Seller may appoint up to two observers to attend and participate in any meetings of the Separation Committee.

Meetings of the Separation Committee

23.8	The parties shall procure that the Separation Committee meets, at a minimum:

(a)	every week during the period from the Original Agreement Date until the Separation Effective Time;

(b)	thereafter, every two (2) weeks during the first three (3) months following the Separation Effective Time;

(c)	thereafter, on a monthly basis, for the TSA Period; and

(d)	thereafter, on an as-required basis,

or as otherwise determined by the Separation Committee.

23.9	Meetings of the Separation Committee may take place in person or by any electronic means that allows for each member to participate simultaneously (including telephone or video conference).

Decisions of the Separation Committee

23.10

All decisions, approvals and other actions of the Separation Committee shall be valid only if made by unanimous agreement (in writing) of the Purchaser and the Seller. Each party’s Separation Committee representative shall have authority to act on behalf of that party and bind it contractually in respect of all matters relating to this Agreement, including for the purpose of making any decision of the Separation Committee. Each party shall (and shall procure that its direct and/or indirect subsidiaries from time to time shall) use its reasonable best endeavours to implement and/or give effect to any decisions made or approvals given by the Separation Committee, whether before, on or after the date of this Agreement.

23.11

The Separation Committee shall take into account the principles set out in the Separation Blueprint (as updated and finalised by the Separation Committee) in good faith in exercising its powers under this Agreement, or otherwise making any decision or taking any action.

23.12

For the avoidance of doubt, nothing in this Agreement shall permit the Separation Committee or the Purchaser and its Group any rights to direct or influence prior to completion the operations of the DivestCo Business or any of the businesses that comprise or will comprise the DivestCo Business.

Separation Committee Escalation Procedure

23.13

In the event the Separation Committee is unable to reach unanimous agreement on a matter as required by Clause 23.10 within ten (10) Business Days of the relevant matter being first considered by the Separation Committee, the matter will be treated as a “Dispute” for the purposes of Clause 33.2 and will be progressed via the Escalation Procedure set out therein, commencing at “level two”.

Sub-Committees

23.14

The Separation Committee may form sub-committees comprised of Committee Members or any other persons (“Sub-Committees”) and delegate such authorities to those Sub-Committees as it determines, provided that each Sub-Committee comprises at least one member that is designated as a Seller representative, one member that is designated as a Purchaser representative and one member that is designated as a Company representative. The provisions of Clauses 23.5 to 23.11 shall apply to Sub-Committees as though each reference to the “Separation Committee” therein were to the Sub-Committee.

23.15	The Separation Committee may dissolve any Sub-Committee, or revoke any authorities delegated to any Sub-Committee, and shall give written notice to the members of such Sub-Committee upon so doing.

24.	SEPARATION COOPERATION

24.1

On and from the Original Agreement Date until the end of the TSA Period, to the extent permitted by applicable laws or regulation, the Seller shall, if requested by the Purchaser, provide the Purchaser (and its Representatives) with access to all information (including the Seller’s Group’s Books and Records) and personnel of the Seller’s Group that is reasonably required by the Purchaser for the purposes of considering and implementing the Separation and for future business planning, including making any decisions contemplated under this Agreement (including via its participation on the Separation Committee).

24.2	The parties agree that, if requested by the Purchaser, to the extent permitted by applicable laws or regulations:

(a)

the Purchaser may discuss the drafts of any of the Transaction Documents that are to be entered into after the Original Agreement Date with the management team (including any proposed management team members) of the DivestCo Group (“Management Team”); and

(b)

if requested by the Purchaser, the Management Team shall be permitted to review and comment on any of the Transaction Documents that are to be entered into after the Original Agreement Date and the Separation Committee shall take into account any such comments (acting in good faith and reasonably) prior to finalising such documentation.

25.	SEPARATION AGREEMENT PREVAILS

25.1

The parties agree that, in the event of any discrepancy or inconsistency, the terms of this Separation Agreement shall prevail over the terms of any Local Implementation Agreement or Transitional Services Agreement or any document entered into pursuant to any of them. In furtherance of the foregoing:

(a)

so far as permissible under applicable laws or regulations, the Seller shall (and shall procure that each Seller’s Group member shall), and the Purchaser shall (and shall procure that each Purchaser’s Group member shall), procure that the provisions of the relevant Local Implementation Agreement are amended to the extent necessary to (a) remove any such discrepancy or inconsistency or (b) give effect to the terms of this Agreement; and

(b)

to the extent such amendment is not permissible under applicable laws or regulations, the Seller shall indemnify the Purchaser against any Losses suffered by the Purchaser’s Group, and the Purchaser shall indemnify the Seller against any Losses suffered by the Seller’s Group, in each case through or arising from such discrepancy or inconsistency.

25.2

The Seller shall not, and shall procure that no RemainCo Group member shall, bring any claim against the Purchaser or any member of the Purchaser’s Group, or the Company or any member of the DivestCo Group, in respect of or based upon the Local Implementation Agreements (or any document entered into pursuant to a Local Implementation Agreement), save to the extent necessary to implement any transfer of the relevant shares, Business, Assets or Liabilities in accordance with this Agreement.

25.3

The Purchaser shall not, and shall procure that no Purchaser’s Group member shall, bring any claim against the Seller or any member of the Seller’s Group in respect of or based upon the Local Implementation Agreements (or any document entered into pursuant to a Local Implementation Agreement), save to the extent necessary to implement any transfer of the relevant shares, Business, Assets or Liabilities in accordance with this Agreement.

25.4

The parties agree that the express terms of this Separation Agreement shall prevail over the terms of the Separation Materials (as at the Original Agreement Date) to the extent of any inconsistency or discrepancy.

25.5

The parties agree that, in the event of any discrepancy or inconsistency, the terms of this Separation Agreement shall prevail over the terms of any document or side letter relating to accounting treatment entered into pursuant to this Separation Agreement.

26.	TERMINATION

If the SPA is terminated in accordance with its terms, all obligations of the parties shall end (except for the Continuing Provisions) but all rights and liabilities of the parties which have accrued before termination shall continue to exist. Save for this Clause 26, there are no other circumstances in which this Agreement may be terminated.

27.	WARRANTIES

Each party warrants, on the Original Agreement Date, as at the Separation Effective Time and as at each Delayed Transfer Time in respect of a relevant Forward Carve-Out to the other that:

(a)	it is a company validly existing and duly incorporated under the laws of its jurisdiction of incorporation;

(b)	it has the requisite legal right, power and authority to execute, deliver, and perform its obligations under, this Agreement;

(c)

it is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due and has not proposed or is not liable to effect any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them;

(d)	it is acting as principal and not as agent or broker for any other person; and

this Agreement constitutes its binding obligations in accordance with its terms.

28.	LIMITATION OF LIABILITY

28.1	Subject to Clause 28.2 but otherwise notwithstanding any other provision of this Agreement:

(a)

no party shall have any liability under or in connection with this Agreement, whether in contract (including under any indemnity), in tort (including negligence), under a warranty or representation, under statute or otherwise, for any indirect or consequential losses suffered or incurred by another party;

(b)

no party may recover for a breach of or under a Transaction Document (including the Local Implementation Agreements and any documents entered into pursuant to them) or otherwise more than once in respect of the same Losses suffered (or part of such Losses) with the intent that there will be no double counting for breach of or under such documents or otherwise (for the avoidance of doubt, taking into account any amount fully provided for in the Completion Accounts and inlcuding in respect of any DivestCo Excluded Liability referred to in paragraph 1.1(j) of Schedule 1);

(c)

to the extent that, absent this Clause 28.1(c), the Purchaser would have a claim for damages under this Agreement or a Local Implementation Agreement that (i) would constitute a Claim as that term is defined in the SPA if made under the SPA; and (ii) would be subject to any limitations, qualifications, caps or restrictions set out in the SPA, then, it being acknowledged that such limitations, qualifications, caps and restrictions are intended to apply in respect of such claims whether under the SPA, the Agreement or a Local Implementation Agreement, the same applicable limitations, qualifications, caps or restrictions applicable to such claim under the SPA shall also apply to the making of that claim under this Agreement as though they were a single set of limitations, qualifications, caps and restrictions applying to such claims, provided that, nothing in this clause shall prejudice any claim under this Agreement or a Local Implementation Agreement in relation to the apportionment and allocation of assets and liabilities as between the DivestCo Group and the RemainCo Group, the indemnities set out in this Agreement or a Local Implementation Agreement or the Purchaser’s right to seek specific performance for a breach of this Agreement or a Local Implementation Agreement;

(d)

the aggregate liability of the Seller (and other members of the Seller’s Group) in respect of all Claims (as that term is defined in the SPA) and any breach of or under any Relevant Transaction Document (as that term is defined in the SPA) for which the Seller (or any other member of the Seller’s Group) is liable (including all legal and other professional fees and expenses payable by the Seller (and other members of the Seller’s Group as applicable) in respect of all such Claims and breaches) shall not exceed an amount equal to the Aggregate Amount (as that term is defined in the SPA) received by the Seller;

(e)

the aggregate liability of the Purchaser (and other members of the Purchaser’s Group) in respect of all Claims (as that term is defined in the SPA) and any breach of or under any Relevant Transaction Document (as that term is defined in the SPA) for which the Purchaser (or any other member of the Purchaser’s Group) is liable (including all legal and other professional fees and expenses payable by the Purchaser (and members of the Purchaser’s Group as applicable) in respect of all such Claims and breaches) shall not exceed an amount equal to the Aggregate Amount (as that term is defined in the SPA) received by the Seller (which, for the avoidance of doubt, shall be payable by the Purchaser in addition to any amount paid by it in in respect of the Aggregate Amount pursuant to the SPA); and

(f)

the aggregate liability of the Company (and other members of the DivestCo Group) in respect of all Claims (as that term is defined in the SPA) and any breach of or under any Relevant Transaction Document (as that term is defined in the SPA) for which the Company (or any other member of the DivestCo Group) is liable (including all legal and other professional fees and expenses payable by the Company (and members of the DivestCo Group as applicable) in respect of all such Claims and breaches) shall not exceed an amount equal to the Aggregate Amount (as that term is defined in the SPA) received by the Seller.

28.2	Nothing in this Agreement (including clause 35) shall limit or exclude the liability of a party for:

(a)	any liability for death or personal injury resulting from negligence; or

(b)	any liability for fraud or fraudulent misrepresentation, or wilful misconduct;

(c)	any other liability to the extent to which it cannot be lawfully excluded.

28.3

The parties shall procure that their respective Group members give full effect to the terms of this Clause 28, including by procuring that none of their respective Group members makes any claims, commences any proceedings or otherwise seeks to enforce any right under a Local Implementation Agreement to the extent doing so would be contrary to the terms of this Clause 28.

28.4	Notwithstanding any other provision in this Agreement, the Seller:

(a)

agrees that the Company (and each other member of the DivestCo Group) shall not be liable for any Loss or Liability suffered by the Seller (or any other member of the Seller’s Group) as a result, or in connection with, any breach of the Company’s obligations under this Agreement to the extent such breach occurred prior to Completion; and

(b)

undertakes that it shall not (and shall procure no other member of the DivestCo Group shall) bring any claim against the Company (or any other member of the DivestCo Group) in respect of any alleged breach of any of the Company’s obligations under this Agreement in respect of the period prior to the Separation Effective Time.

29.	CONFIDENTIALITY

29.1

The parties agree that clause 17 of the SPA (including the relevant exceptions) apply, mutatis mutandis, to each party and any information relating to the DivestCo Business (in the case of the Seller and the RemainCo Group) or the RemainCo Business (in the case of the Purchaser, the Company and the DivestCo Group) and any other information relating to the business, financial or other affairs (including future plans and targets) of such Business, acquired in the course of the Separation or the performance of any Local Implementation Agreement, Transitional Services Agreement or Long Term Agreements.

29.2	In the event of the termination of this Agreement in accordance with its terms, each party shall at its own expense, on request:

(a)

return or destroy, or cause to be returned or destroyed, at such party’s election, all written data or information referred to in clause 17 of the SPA provided to it and all copies thereof without keeping any copies thereof;

(b)

destroy, or cause to be destroyed, all analyses, compilations, notes, studies, memoranda or other documents prepared by it to the extent that the same contain, reflect or derive from any data or information referred to in clause 17 of the SPA; and

(c)

so far as it is practicable to do so (but, in any event without prejudice to the obligations of confidentiality contained herein), expunge, or cause to be expunged, any data or information referred to in clause 17 of the SPA relating to each other party from any computer, word processor or other device, provided that, notwithstanding anything contained in this Clause 29.2, each party shall be permitted to retain any information that it is required to retain:

(d)

by law, any governmental or regulatory body (including HM Treasury and the UK Financial Investments Limited), any recognised stock exchange on which its shares or the shares of any member of its Group are listed or any judicial process; or

(e)	pursuant to a bona fide internal compliance policy.

30.	COSTS AND EXPENSES

30.1

Except where this Agreement or other Transaction Documents expressly provide otherwise, each party shall pay its own costs and expenses in connection with the evaluation, negotiation, preparation implementation and performance of this Agreement.

31.	VALUE ADDED TAX

31.1

Where anything done under this Agreement is a supply for VAT purposes and VAT is or becomes chargeable on that supply for which the maker of the supply (“Maker”) is liable to account to the relevant Taxation Authority, then:

(a)	the Maker shall provide a valid VAT invoice to the recipient of the supply (“Recipient”); and

(b)

the Recipient shall promptly upon the receipt of such invoice pay, in addition to any other amount payable as consideration for that supply, the Maker an amount equal to the VAT chargeable on that supply.

31.2

Where a party is required by the terms of this Agreement to reimburse or indemnify another person for any costs or expenses, that party shall reimburse or indemnify the other person for the full amount of such costs or expenses, including any part thereof that comprises VAT, except to the extent that the other person (or a member of that other person’s group for VAT purposes) is entitled to recover such VAT (whether by credit, repayment or otherwise).

32.	PAYMENTS

32.1

If a party defaults in the payment when due of any sum payable under this Agreement, its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgement) at a rate per annum of two per cent (2%) above the base rate from time to time of JPMorgan Chase & Co. Such interest shall accrue from day to day.

32.2

Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim and without any deduction or withholding (save as expressly set out in this Agreement, as may be required by law, or as otherwise agreed).

32.3

If any Party is required by law to make a deduction or withholding from any payment made pursuant to this Agreement under an indemnity or to reimburse another Party, or if any such payment made pursuant to this Agreement under an indemnity or to reimburse another Party is subject to Tax in the hands of the payee (ignoring for these purposes the availability of any Relief), the payor shall pay an additional amount (“Gross up Amount”) as shall, after the making of such deduction or withholding or after such Tax, leave the payee with the same amount as it would have received had no deduction or withholding been made or had the payment not been subject to Tax.

32.4

Where a payor has made an increased payment under Clause 32.3 in respect of a deduction or withholding and the payee subsequently Actually Realises a Relief in respect of the amount withheld or deducted, the payee shall account to payor for such portion of any such Relief as does not exceed the Gross up Amount and as shall leave the payee in no better or worse position than if no such deduction or withholding had been required to be made.

33.	DISPUTE RESOLUTION

33.1

Any question, dispute or difference which may arise concerning the construction, meaning, effect or operation of this agreement or any matter arising out of or in connection with this agreement (a “Dispute”) shall in the first instance be referred to the Escalation Procedure (as defined below).

33.2	The parties will attempt to resolve any Dispute using the following procedure (the “Escalation Procedure”):

(a)	either party may refer a Dispute to “level one” of this Escalation Procedure, which shall require the Separation Committee to seek to resolve the matter in good faith;

(b)

if the Separation Committee is unable to resolve the Dispute within five (5) Business Days of the Dispute being referred to “level one”, then the Dispute will be referred to Pierre-Andrè Terisse (who shall act as representative of the Seller) and Tim Franks (who shall act as representative of the Purchaser) to seek to resolve the matter in good faith; and

(c)

if Pierre-Andrè Terisse and Tim Franks are unable to resolve the Dispute within ten (10) Business Days of the Dispute being referred to “level two”, then the Dispute will be referred to Peter Harf (who shall act as representative of the Seller) and Johannes Huth (who shall act as representative of the Company and Purchaser) to seek to resolve the matter in good faith.

33.3	The relevant individuals or bodies in the Escalation Procedure, as at the Commencement Date, are as follows:

Level	Seller	Company and Purchaser
Level one	Separation Committee

Level two	Pierre-Andrè Terisse	Tim Franks

Level three	Peter Harf	Johannes Huth

Level four	Arbitration

33.4

For the avoidance of doubt, the dispute resolution bodies at “level two”, “level three” and “level four” each shall have the power to determine a Dispute or other decision of the Separation Committee which is referred via the Escalation Procedure as if the Separation Committee had itself made such determination.

33.5

No party will initiate any proceedings in any arbitral tribunal in respect of any Dispute until the Escalation Procedure has been completed or within twenty (20) Business Days of the Dispute first being referred under the Escalation Procedure, whichever is the sooner. Thereafter, either party may file proceedings in respect of any unresolved Dispute in accordance with Clause 45.

33.6

Pending resolution or determination of any Dispute, the parties agree that the performance of the Agreement shall not be suspended, ceased or delayed, and each party shall comply fully with its obligations under this Agreement at all times, unless otherwise agreed by both parties in writing.

33.7	Nothing contained in this Clause 33 shall prevent a party from seeking interim, conservatory or emergency relief from a court of competent jurisdiction, emergency arbitrator or arbitral tribunal.

34.	ASSIGNMENT

34.1

Except as otherwise expressly provided for in this Agreement no party may assign, transfer, create an Encumbrance, declare a trust of or otherwise dispose of all or any part of its rights, benefits or obligations under this Agreement, save that:

(a)

the Seller may assign (in whole or in part), with the prior written consent of the Purchaser, the benefit of this Agreement to any member of the Seller’s Group provided that if such assignee ceases to be a member of the Seller’s Group all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Seller immediately before such cessation;

(b)

the Purchaser may assign (in whole or in part) the benefit of this Agreement to any other member of the Purchaser’s Group provided that if such assignee ceases to be a member of the Purchaser’s Group all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Purchaser immediately before such cessation; and

(c)

the Purchaser or any member of the Purchaser’s Group may charge, assign and/or otherwise grant any security interest over the benefit of this Agreement and/or any of its right under this Agreement to any bank or financial institution or other person by way of security for the purposes of or in connection with the financing or refinancing (whether in whole or in part) by the Purchaser of the acquisition of the Sale Securities (as that term is defined in the SPA),

provided	that:

(d)

any such assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assignor would have been entitled and neither the Purchaser nor the Seller, as applicable, shall be under any greater obligation or liability than if such assignment had never occurred;

(e)

notwithstanding any assignment of a party’s benefit under this Agreement (whether in whole or in part), the relevant party shall still be liable to perform, discharge and satisfy its obligations and liabilities under this Agreement; and

(f)

such assignor also assigns the corresponding rights, benefits and obligations under the SPA to the same assignee with effect from, and on the same terms as, the assignment of the relevant rights, benefits and obligations under this Agreement.

35.	ENTIRE AGREEMENT

35.1

This Agreement together with any other documents referred to in it, amends and restates in its entirety the Original Agreement among the parties (or their predecessors in interest) dated the Original Agreement Date, and constitutes the whole agreement between the parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement (including, for the avoidance of doubt, the Original Agreement), but without prejudice to any prior breaches of the Original Agreement.

35.2	Each party acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly set out in a Transaction Document.

35.3

A party’s only right or remedy in relation to any provision of this Agreement shall be for breach of contract and no party shall have any right or remedy in respect of misrepresentation (whether negligent or innocent and whether made prior to and/or in this Agreement).

36.	FURTHER ASSURANCE

Each of the parties undertakes to take all reasonable steps within their powers as the other party may from time to time reasonably require in order to secure to the other party the full benefit of this Agreement.

37.	RELATIONSHIP BETWEEN THE PARTIES

37.1	The parties agree that their relationship is one of independent contractors.

37.2

Nothing in this Agreement and no action taken by the parties or either of them under this Agreement shall constitute a partnership, association, trust, joint venture or other co-operative entity between any of the parties.

37.3

Save to the extent to which a party is specifically authorised in writing in advance by the other party, no party is authorised or empowered to act as agent for the other party for any purpose or to enter into any agreement or commitment or give any warranty or representation on behalf of the other party. No party will be bound by the acts or conduct of the other party save for acts or conduct which the first party specifically authorises in writing in advance.

38.	BUSINESS CONTRACT TERMS (ASSIGNMENT OF RECEIVABLES) REGULATIONS 2018

38.1

This Agreement is a contract within the meaning of Regulation 4(i) of the Business Contract Terms (Assignment of Receivables) Regulations 2018 and, accordingly, Regulation 2 of those Regulations does not apply to it.

39.	VARIATION

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of the parties.

40.	WAIVER

40.1	No waiver of any right under this Agreement shall be effective unless in writing. Unless expressly stated otherwise, a waiver shall be effective only in the circumstances for which it is given.

40.2	No delay or omission by any party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

40.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

41.	INVALIDITY

41.1

If any provision in this Agreement is held to be or becomes illegal, invalid or unenforceable, in whole or in part, under the law of any jurisdiction the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

41.2

To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 41.1 then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed severed from this Agreement. The remaining provisions will, subject to any deletion or modification made under Clause 41.1, not be affected, remain in full force in that jurisdiction and all provisions shall continue in full force in any other jurisdiction.

42.	THIRD PARTY RIGHTS AND NO RECOURSE

42.1	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

42.2	Notwithstanding the creation of third party rights, the parties may vary or amend this agreement or terminate it in accordance with its terms without the consent of any third party.

42.3

Notwithstanding anything that may be expressed or implied in this Agreement, each Party and each third party beneficiary hereof, covenants, agrees and acknowledges that no person other than a Party shall have any obligation hereunder and that no recourse hereunder will be had against a Party’s Affiliates, or any current or future employee, director, agent, officer, representative, member, partner or adviser of such Party or its Affiliates or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by a Party’s Affiliates, or any current or future employee, director, agent, officer, representative, member, partner or adviser of such Party or its Affiliates or assignee thereof, for any obligations of such Party under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

43.	NOTICES

43.1

Any notice or other communication to be given under or in connection with this Agreement (“Notice”) shall be in the English language in writing and signed by or on behalf of the party giving it. A Notice may be delivered personally or sent by email, pre-paid recorded delivery or international courier to the address or email address provided in Clause 43.3, and marked for the attention of the person specified in that Clause.

43.2	A Notice shall be deemed to have been received:

(a)	at the time of delivery if delivered personally or by courier;

(b)	at the time of sending if sent by email; provided that receipt shall not occur if the sender receives an automated message indicating that the message has not been delivered to the recipients;

(c)	9.00 a.m. two (2) Business Days after the time and date of posting if sent by pre-paid recorded delivery; or

(d)	9.00 a.m. three (3) Business Days after the time and date of posting if sent by international courier,

provided that if deemed receipt of any Notice occurs after 18.00 p.m. or is not on a Business Day, deemed receipt of the Notice shall be 9.00 a.m. on the next Business Day. References to time in this Clause 43.2 are to local time in the country of the addressee.

43.3	The addresses and emails for service of Notice are:

SELLER PARENT

Name:	Coty Inc.
Address:	350 Fifth Avenue, New York, NY 10118
For the attention of	Thomas E. Wright, Jr., Senior Vice President, Strategic Corporate Transactions
Email:	Thomas_Wrightjr@cotyinc.com

with a copy (which shall not itself constitute Notice) to Paul Schnell, paul.schnell@skadden.com and Richard Youle, richard.youle@skadden.com, Skadden Arps Slate Meagher & Flom (UK) LLP, 40 Bank Street, London E14 5DS

SELLER

Name:	Coty International, B.V.
Address:	Buitenveldertselaan 3, 1082 VA Amsterdam, the Netherlands
For the attention of	Thomas E. Wright, Jr., Senior Vice President, Strategic Corporate Transactions
Email:	Thomas_Wrightjr@cotyinc.com

with a copy (which shall not itself constitute Notice) to Paul Schnell, paul.schnell@skadden.com and Richard Youle, richard.youle@skadden.com, Skadden Arps Slate Meagher & Flom (UK) LLP, 40 Bank Street, London E14 5DS

COMPANY

Name:	Waves UK DivestCo Limited
Address:	C/O Coty UK, 5 St George’s Road, Wimbledon, London, United Kingdom, SW19 4DR
For the attention of	Herminie Simonetta
Email:	herminie_simonetta@cotyinc.com

PURCHASER

Name:	Rainbow UK Bidco Limited
Address:	11th Floor, 200 Aldersgate Street, London EC1A 4HD
For the attention of	Justin Lewis-Oakes
Email:	Justin.Lewis-Oakes@kkr.com

with a copy (which shall not itself constitute Notice) to Clare Gaskell, CGaskell@stblaw.com, Simpson Thacher & Bartlett LLP, Citypoint, One Ropemaker Street, London EC2Y 9HU.

43.4

A party shall notify the other party of any change to its details in Clause 43.3 in accordance with the provisions of this Clause 43.4 provided that such notification shall only be effective on the later of the date specified in the notification and five (5) Business Days after deemed receipt.

44.	COUNTERPARTS

This Agreement may be and shall be effective when each party has executed a counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

45.	GOVERNING LAW AND ARBITRATION

45.1	This Agreement (and any non-contractual obligations arising out of or in connection with this Agreement) shall be governed by and construed in accordance with English law.

45.2

Subject to Clause 33, all disputes arising out of or in connection with this Agreement or the SPA (which incorporates this same arbitration agreement by repetition in full, excluding in respect of any dispute in respect of the Completion Accounts) shall be finally settled under the Rules of Arbitration of the London Court of International Arbitration (“LCIA”) by three arbitrators. The claimant(s) shall nominate one arbitrator to be approved by the LCIA Court in accordance with the LCIA Rules. The respondent(s) shall nominate one arbitrator to be approved by the LCIA in accordance with the LCIA Rules. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by agreement of the two party-appointed arbitrators, reached in consultation with the parties, within twenty (20) days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, appointed by the LCIA Court. In the event that any party fails to nominate an arbitrator in accordance with the foregoing, then the LCIA Court shall nominate an arbitrator on behalf of the party that has failed to nominate an arbitrator. The place of arbitration shall be London, England. The language of the arbitration shall be English.

45.3

If for any reason more than one arbitration is commenced pursuant to this arbitration agreement, such separate arbitration proceedings may be consolidated into a single proceeding before one Tribunal appointed in accordance with this arbitration agreement, where no significant prejudice would result, as determined in the sole discretion of the Tribunal first appointed in any such several proceedings. This clause is expressly intended to afford the Tribunal so appointed with greater flexibility and discretion to consolidate related arbitration claims and proceedings, so that related claims and proceedings may be combined within a single proceeding, than is otherwise afforded under the LCIA Rules. For the avoidance of doubt, each party expressly acknowledges that the fact that the first in time arbitral tribunal has already been appointed does not constitute significant prejudice for the purpose of this clause.

This Agreement has been entered into by the parties on the date first above written.

SIGNED for and on behalf of

Coty Inc. by

/s/ Thomas Eugene Wright, Jr.
Authorised signatory

Name: Thomas Eugene Wright, Jr.
Title: Senior Vice President, Strategic Transactions

SIGNED for and on behalf of

Coty International Holding B.V. by

/s/ Kristin Blazewicz
Authorised signatory

Name: Kristin Blazewicz
Title: General Counsel

SIGNED for and on behalf of

Waves UK Divestco Limited by

/s/ Thomas Eugene Wright, Jr.
Authorised signatory

Name: Thomas Eugene Wright, Jr.
Title: Director

SIGNED for and on behalf of

Rainbow UK Bidco Limited by

/s/ Justin Lewis-Oakes
Authorised signatory

Name: Justin Lewis-Oakes
Title: Director